                                  Filed pursuant to Rule 424(b)(5)
                                  Registration Nos. 333-72455, 333-72455-01,
                                                    333-72455-02, 333-72455-03
                                                    333-72455-04, 333-72455-05
                                                    333-72455-06, 333-72455-07
                                                    333-72455-08, 333-72455-09
                                                    333-72455-10, 333-72455-11
                                                    333-72455-12, 333-72455-13
                                                    333-72455-14


PROSPECTUS
MAY 19, 1999
                             NEENAH FOUNDRY COMPANY

 OFFER FOR ALL OUTSTANDING 11 1/8% SERIES E SENIOR SUBORDINATED NOTES DUE 2007
      IN EXCHANGE FOR 11 1/8% SERIES F SENIOR SUBORDINATED NOTES DUE 2007

  THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON JUNE 21,
                                      1999
                                UNLESS EXTENDED.
                            TERMS OF EXCHANGE NOTES

MATURITY:

May 1, 2007.

REDEMPTION:

- We may redeem the exchange notes at any time on or after May 1, 2002.

- Before May 1, 2000, we may be able to redeem up to 40% of the exchange notes with the proceeds of public offerings of equity in Neenah, our parent company, or the parent of our parent company.

MANDATORY OFFER TO REPURCHASE:

- If we sell all or substantially all of our assets or experience specific kinds of changes in control, we may be required to offer to repurchase the exchange notes.

SECURITY:

- The exchange notes and the guarantees by our guarantor subsidiaries are unsecured.
GUARANTEES:

- If we cannot make payments on the exchange notes when due, our guarantor subsidiaries must make them instead.

RANKING:

- These exchange notes and the subsidiary guarantees rank:

  1. behind all of our and our guarantor subsidiaries' current and future senior indebtedness (other than trade payables);

  2. equal with all of our and our guarantor subsidiaries' other current and future senior subordinated indebtedness; and

  3. ahead of all of our and our guarantor subsidiaries' other current and future indebtedness that expressly provides that it is not senior to these exchange notes and the subsidiary guarantees.

INTEREST:

- Fixed annual rate of 11 1/8%.

- Paid every six months on May 1 and November 1.

THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    8
Use of Proceeds.......................   13
Capitalization........................   14
Selected Consolidated Financial and
  Other Data..........................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   28
Management............................   48
Ownership of Securities...............   52
Relationships and Related
  Transactions........................   52

                                        PAGE
                                        ----
Description of Senior Bank
  Facilities..........................   53
Description of Notes..................   58
Exchange Offer........................  101
United States Federal Income Tax
  Considerations......................  109
Plan of Distribution..................  110
Legal Matters.........................  111
Experts...............................  111
Incorporation by Reference............  112
Available Information.................  113
Index to the Financial Statements of
  Dalton Corporation..................  F-1

                               PROSPECTUS SUMMARY

     The following summary contains basic information about this exchange offer. It probably does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents we have referred you to.

     In addition, our management has estimated the market share percentages provided in this prospectus. We believe these estimates to be reliable, but these numbers have not been verified by an independent source.

                             THE OLD NOTE OFFERING

Old Notes..................  We sold the old notes to Chase Securities Inc., the initial purchaser, on November 24, 1998. Chase Securities Inc. subsequently resold the old notes to qualified institutional buyers under Rule 144A of the Securities Act of 1933.

Exchange and Registration
  Rights Agreement.........  We and Chase Securities Inc. entered into a registration rights agreement on November 24, 1998. The registration rights agreement granted Chase Securities Inc. and any subsequent holders of the old notes exchange and registration rights. We intend that the exchange offer satisfy those exchange and registration rights. The exchange and registration rights we granted will terminate upon the consummation of our exchange offer.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $87,000,000 of 11 1/8% series F senior subordinated notes due 2007. The terms of the exchange notes and old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

The Exchange Offer.........  We are offering to exchange the old notes for a principal amount equal to the principal amount of exchange notes. Old notes may be exchanged only in integral principal multiples of $1,000.

Expiration Date; Withdrawal
  of Tender................  Our exchange offer will expire 5:00 p.m. New York
                             City time, on June 21, 1999, or such later date and time as we may extend. You may withdraw your tender of old notes at any time prior to the expiration date. We will return any old notes not accepted by us for exchange for any reason at our expense as promptly as possible after the expiration or termination of our exchange offer.

Conditions to the Exchange
  Offer....................  Based on an interpretation by the staff of the
                             Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that:

                                  - such exchange notes are acquired in the
                                    ordinary course of your business,

                                  - you do not intend to participate and have no
                                    arrangement or understanding with any person to participate in the distribution of such exchange notes and

                                  - you are not our "affiliate" within the
                                    meaning of Rule 405 under the Securities Act of 1933.

                             Our obligation to accept for exchange, or to issue the exchange notes in exchange for, any old notes is subject to:

                                  - customary conditions relating to compliance
                                    with any applicable law,

                                  - any applicable interpretation by any staff
                                    of the Securities and Exchange Commission, or

                                  - any order of any governmental agency or
                                    court of law.

                             We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer -- Conditions."

Procedures for Tendering
  Old Notes................  Each holder of old notes wishing to accept the exchange offer must complete, sign and date the Letter of Transmittal, or a facsimile. The holder must mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such old notes and any other required documentation, to the exchange agent at the address set forth in the section "The Exchange Offer" under the heading "Procedures for Tendering Old Notes."

Use of Proceeds............  We will not receive any proceeds from the exchange of notes according to the terms of our exchange offer.

Exchange Agent.............  United States Trust Company of New York is serving as the exchange agent in connection with our exchange offer.

Federal Income Tax
  Consequences.............  The exchange of old notes in accordance with the terms of this exchange offer should not be a taxable event to you for federal income tax purposes. See "United States Federal Income Tax Considerations."

                               THE EXCHANGE NOTES

The terms of the exchange notes are identical to the terms of the old notes, except that the old notes differed with respect to their transfer restrictions and their registration rights.

Issuer........................   Neenah Foundry Company.

Total Amount of Exchange Notes
  Offered.....................   Up to $87.0 million in principal amount of
                                 series F senior subordinated notes.

Maturity......................   May 1, 2007.

Interest......................   Annual rate -- 11 1/8%.

                                 Payment frequency -- every six months on May 1 and November 1.

                                 First payment -- May 1, 1999.

Optional Redemption...........   On or after May 1, 2002, we may redeem some or
                                 all of the exchange notes and any outstanding old notes at any time at the redemption prices listed in the section "Description of Notes" under the heading "Optional Redemption."

                                 Before May 1, 2000, we may be able to redeem up to 40% of the exchange notes and old notes with the proceeds of public offerings of equity in Neenah, our parent company, or the parent of our parent company at the price listed in the section "Description of Notes" under the heading "Optional Redemption." If less than 60% of exchange notes and old notes will remain outstanding immediately after any such redemption, we cannot consummate such redemption.

Change of Control.............   Before May 1, 2002, we may, upon the occurrence
                                 of a change of control event, redeem the exchange notes and any outstanding old notes at a price listed in the section "Description of Notes" under the heading "Change of Control."

                                 The indenture may require us to offer to repurchase the exchange notes and any old notes at a price listed in the section "Description of Notes" under the heading "Change of Control" if:

                                      - Prior to May 1, 2002, we do not exercise
                                        our option upon the occurrence of a
                                        change of control event to redeem the
                                        notes, or

                                      - After May 1, 2002, a change of control
                                        event occurs.

Subsidiary Guarantees.........   Each guarantor subsidiary will fully guarantee
                                 the exchange notes on an unsecured, senior subordinated basis. We wholly own each guarantor subsidiary. Each guarantor subsidiary is a principal operating subsidiary. Our future domestic subsidiaries that incur indebtedness, and all our future foreign subsidiaries that guarantee the senior bank facilities, will also guarantee the exchange notes.

                                 If we cannot make payments on the exchange notes when they are due, the guarantor subsidiaries must make them instead.

                                 The guarantor subsidiaries are also guarantors of our senior bank facilities and are liable with us on a senior basis for such obligations.

                                 We pledged the capital stock of Neenah and our guarantor subsidiaries to secure the obligations under our senior bank facilities. We and the guarantor subsidiaries also granted security interests in, or liens on, substantially all other tangible and intangible assets of Neenah and our guarantor subsidiaries.

Ranking of the Exchange
Notes.........................   These exchange notes will be, and the
                                 subsidiary guarantees are, senior subordinated debts, ranking:

                                      - behind all of our and our guarantor
                                        subsidiaries' current and future senior
                                        indebtedness (other than trade
                                        payables);

                                      - equal with all of our and our guarantor
                                        subsidiaries' other senior subordinated
                                        indebtedness; and

                                      - ahead of all of our and our guarantor
                                        subsidiaries' other current and future
                                        subordinated indebtedness.

                                 Assuming we had completed this exchange offer on December 31, 1998 and applied the proceeds as intended, the exchange notes and the subsidiary guarantees:

                                      - would have been subordinated to $145.1
                                        million of senior debt, excluding $4.6
                                        million of outstanding letters of
                                        credit;

                                      - would have ranked equally with $195.0
                                        million principal amount of other senior subordinated debt; and

                                      - would not have ranked senior to any
                                        other debt.

Basic Covenants of the
  Indenture...................   We will issue the exchange notes under an
                                 indenture with United States Trust Company of
                                 New York, as trustee. The indenture places limitations on our ability, and the ability of some of our subsidiaries, to:

                                      - borrow money or make restricted
                                        payments,

                                      - change the nature of the business,

                                      - pay dividends on stock or repurchase
                                        stock and subordinated obligations,

                                      - enter into sale and lease back
                                        transactions,

                                      - make investments,

                                      - enter into transactions with affiliates,

                                      - use assets as security in other
                                        transactions,

                                      - create liens, and

                                      - sell assets or merge with or into other
                                        companies.

                                 For more details, see the section "Description of Notes" under the heading, "Covenants" and "Merger and Consolidation."

Transfer Restrictions.........   The exchange notes are new securities, and
                                 there is currently no established market for them. We do not intend to list the exchange notes on any securities exchange.

                             NEENAH FOUNDRY COMPANY

OVERVIEW

     Neenah, founded in 1872, is one of the largest manufacturers of a wide range of high quality ductile and gray iron castings for the heavy municipal market and selected segments of the industrial market.

RECENT ACQUISITIONS

     In 1998, we completed a number of acquisitions, including:

     - Deeter Foundry, Inc., which manufactures gray iron castings for the heavy municipal market;

     - Mercer Forge Corporation, a leading producer of complex-shaped forged components for use in transportation, railroad, mining and heavy industrial applications;

     - Dalton Corporation, which manufactures and sells gray iron castings for refrigeration systems, air conditioners, heavy equipment, engines, gear boxes, stationary transmissions, heavy duty truck transmissions and other automotive parts;

     - Advanced Cast Products, Inc., a leading independent manufacturer of ductile and malleable iron castings; and

     - Niemin Porter & Co., a manufacturer of investment-cast titanium and stainless steel golf club heads.

     For more information about Neenah and each of these recent acquisitions, see the section entitled "Business."

     THROUGHOUT THIS PROSPECTUS, WE REFER TO THE ACQUISITIONS DESCRIBED ABOVE AS THE "RECENT ACQUISITIONS" AND TO THE SUBSIDIARIES AS THE "RECENTLY ACQUIRED SUBSIDIARIES." WE REFER TO THE FACILITIES AVAILABLE UNDER OUR EXISTING AMENDED AND RESTATED CREDIT AGREEMENT AS THE "SENIOR BANK FACILITIES." SEE "DESCRIPTION OF THE SENIOR BANK FACILITIES."

     The address for our company and each of the guarantor subsidiaries is 2121 Brooks Avenue, Box 729, Neenah, Wisconsin 54927 and the telephone number is
(920) 725-7000.

                                  RISK FACTORS

     Holders of old notes should carefully consider all of the information set forth in this prospectus.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH YOUR INVESTMENT IN THE EXCHANGE NOTES.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth summary consolidated financial and other data of:

     (1) Neenah Corporation, Neenah's predecessor company, as of March 31, 1994, 1995, 1996 and 1997 and April 30, 1997 and for each of the years ended March 31, 1994, 1995, 1996 and 1997 and the one month period ended April 30, 1997, which have been derived from Neenah Corporation's consolidated financial statements which have been audited by Ernst & Young LLP, other than the consolidated balance sheets as of March 31, 1994 and April 30, 1997, which were audited by another independent auditor,

     (2) Neenah as of September 30, 1997 and 1998 and for the five months ended September 30, 1997 and for the year ended September 30, 1998, which have been derived from Neenah's consolidated financial statements which have been audited by Ernst & Young LLP and

     (3) Neenah as of December 31, 1997 and 1998 and for the three months ended December 31, 1997 and 1998 which have been derived from Neenah's unaudited interim condensed consolidated financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position for and as of the end of such period. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any other future period.

     We have included information concerning earnings before interest, taxes, depreciation and amortization ("EBITDA") because we believe that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. We understand that, while EBITDA is frequently used by securities analysts in the evaluation of companies, EBITDA, as used in this prospectus, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, an alternative to net income as an indicator of our operating performance or an alternative to any other measure of performance in conformity with generally accepted accounting principles.

     The summary financial and other data should be read in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the consolidated financial statements and related notes of Neenah incorporated in this prospectus by reference.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                                 PREDECESSOR COMPANY
                            -------------------------------------------------------------    FIVE MONTHS        YEAR
                                   FISCAL YEAR ENDED MARCH 31,              ONE MONTH           ENDED           ENDED
                            -----------------------------------------         ENDED         SEPTEMBER 30,   SEPTEMBER 30,
                              1994       1995       1996       1997      APRIL 30, 1997        1997(3)          1998
                            --------   --------   --------   --------   -----------------   -------------   -------------
                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales...............  $131,982   $160,621   $166,951   $165,426       $ 17,276          $108,353        $ 303,414
  Gross profit............    25,451     39,640     45,320     48,690          5,925            30,909           80,963
  Operating income........    11,837     22,967     28,337     31,143          4,173            18,357           50,006
  Interest expense
    (income), net.........     1,043        397       (481)    (1,162)          (121)            9,991           27,203
  Net income (loss).......     6,581     13,704     17,142     19,838          2,679             2,736           11,489
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Cash and cash
    equivalents...........  $    118   $    238   $ 10,126   $ 22,403       $ 29,043          $ 20,346        $  19,798
  Working capital(1)......    14,596     15,174     18,094     21,438         21,124            23,175           62,573
  Total assets............    74,327     73,813     82,957     93,869        103,402           358,406          584,309
  Total debt..............    13,325        887        241        134            128           218,413          371,871
  Total stockholders'
    equity................    37,929     43,198     54,790     68,857         74,883            47,407           67,922

OTHER DATA:
  EBITDA..................  $ 18,577   $ 29,809   $ 35,113   $ 38,024       $  4,691          $ 26,056        $  69,660
  Depreciation and
    amortization..........     6,740      6,842      6,776      6,881            518             7,699           19,654
  Capital expenditures....     4,583      3,665      7,275      4,546            190             3,081           13,117
  Net cash provided by
    (used in):
    Operating
      activities..........    18,301     23,581     22,273     23,479          3,917            25,160           24,236
    Investing
      activities..........    (4,949)    (3,412)    (7,299)    (3,104)          (191)          (14,702)        (182,168)
    Financing
      activities..........   (13,313)   (20,049)    (5,086)    (8,098)         2,917            (1,656)         157,384
  Cash interest
    expense(2)............     1,049        624         84         39              1            10,016           27,383


                            THREE MONTHS   THREE MONTHS
                               ENDED          ENDED
                            DECEMBER 31,   DECEMBER 31,
                                1997           1998
                            ------------   ------------
                              (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales...............    $ 57,988       $115,264
  Gross profit............      15,275         21,772
  Operating income........       8,965         10,097
  Interest expense
    (income), net.........       5,840          9,907
  Net income (loss).......       1,616           (359)
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Cash and cash
    equivalents...........    $ 21,994       $ 34,683
  Working capital(1)......      26,782         75,001
  Total assets............     348,511        638,608
  Total debt..............     212,389        432,271
  Total stockholders'
    equity................      55,770         67,563
OTHER DATA:
  EBITDA..................    $ 12,766       $ 18,923
  Depreciation and
    amortization..........       3,801          8,826
  Capital expenditures....       1,612          6,856
  Net cash provided by
    (used in):
    Operating
      activities..........       2,473          6,780
    Investing
      activities..........      (1,612)       (49,340)
    Financing
      activities..........         787         57,445
  Cash interest
    expense(2)............       6,047         10,172

---------------

(1) Working capital represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding the revolving credit facility and the current portion of long-term debt).

(2) Cash interest expense is defined as interest expense less amortization of debt issuance cost plus amortization of premium on senior subordinated notes issued July 1, 1997 and November 24, 1998.

(3) Neenah changed its fiscal year end to September 30 from March 31 effective September 30, 1997.

                                  RISK FACTORS

SUBSTANTIAL LEVERAGE -- OUR SUBSTANTIAL INDEBTEDNESS COULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON THE FINANCIAL HEALTH OF OUR COMPANY AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE EXCHANGE NOTES. We currently have and, after the offering, will continue to have a significant amount of indebtedness, including any indebtedness we incur to complete future acquisitions. The following chart presents our total indebtedness and our indebtedness senior to the exchange notes as of December 31, 1998 and our ratio of earnings to fixed charges for the year ended September 30, 1998 and the three months ended December 31, 1998:

                                                                        AT DECEMBER 31, 1998
                                                                        --------------------
          Total indebtedness (excluding $4.6 million of
            outstanding letters of credit)..................               $432.3 million
          Indebtedness senior to the exchange notes
            (excluding $4.6 million of outstanding letters
            of credit)......................................               $145.1 million

                                                    FOR THE YEAR ENDED   FOR THE THREE MONTHS ENDED
                                                    SEPTEMBER 30, 1998       DECEMBER 31, 1998
                                                    ------------------   --------------------------
          Ratio of earnings to fixed charges......             1.8x                     1.0x

     Our substantial indebtedness, including any additional future indebtedness, could have important consequences to you. For example, it could:

     - make it more difficult to pay our debts as they become due during general adverse economic and industry conditions;

     - require a substantial portion of our cash flow from operations for debt payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, acquisitions and other general corporate purposes;

     -  limit our ability to borrow additional funds.

ABILITY TO SERVICE DEBT -- WE MAY NOT HAVE SUFFICIENT CASH FROM CASH FLOW FROM OPERATIONS, AVAILABLE CASH AND AVAILABLE BORROWINGS UNDER OUR SENIOR BANK FACILITIES TO SERVICE OUR INDEBTEDNESS, WHICH WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. Our ability to make payments on and to refinance our indebtedness, including these exchange notes, and to fund planned capital expenditures, research and development efforts and future acquisitions will depend on our ability to generate cash in the future, as well as general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior bank facilities in an amount sufficient to enable us to pay our indebtedness, including these exchange notes, or to fund our other liquidity needs. In addition, we may need to refinance all or a portion of our indebtedness, including these exchange notes on or before maturity. We might not be able to refinance any of our indebtedness, including our senior bank facilities and these exchange notes, on commercially reasonable terms or at all.

SUBORDINATION -- YOUR RIGHT TO RECEIVE PAYMENTS ON THESE EXCHANGE NOTES IS JUNIOR TO ALL OF OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS AND POSSIBLY ALL OF OUR FUTURE BORROWINGS. FURTHER, THE GUARANTEES OF THESE EXCHANGE NOTES ARE JUNIOR TO ALL OUR GUARANTOR SUBSIDIARIES' EXISTING AND FUTURE SENIOR INDEBTEDNESS AND POSSIBLY TO ALL THEIR FUTURE BORROWINGS. These exchange notes and the subsidiary guarantees rank behind all of our and our guarantor subsidiaries' existing and future senior indebtedness and all of our and their future borrowings, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the exchange notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of our guarantor subsidiaries in a bankruptcy or similar proceeding relating to us or our guarantor subsidiaries, the holders of senior indebtedness of our company and our guarantor subsidiaries will be entitled to be paid in full in cash before any payment may be made with respect to these exchange notes or the subsidiary guarantees.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Neenah or our guarantor subsidiaries, holders of the exchange notes will participate with all other holders of subordinated indebtedness of Neenah and our guarantor subsidiaries in the assets remaining after we and our guarantor subsidiaries have paid all of the senior debt. Because our senior debt must be paid first, you may receive less than holders of senior debt in any such proceeding. In any of these cases, we and our guarantor subsidiaries may not have sufficient funds to pay all of our creditors, therefore, holders of exchange notes may receive ratably less than the holders of senior debt.

RESTRICTIONS IMPOSED BY THE SENIOR BANK FACILITIES AND THE INDENTURE -- WE ARE SUBJECT TO RESTRICTIVE COVENANTS CONTAINED IN OUR SENIOR BANK FACILITIES AND IN THE INDENTURE WHICH PLACE RESTRICTIONS ON HOW WE CAN OPERATE OUR BUSINESS. FAILURE TO COMPLY WITH ANY OF THE RESTRICTIONS COULD RESULT IN ACCELERATION OF OUR DEBT. SEE "DESCRIPTION OF SENIOR BANK FACILITIES" AND "DESCRIPTION OF
NOTES -- COVENANTS."

INTEGRATION OF THE RECENT ACQUISITIONS -- WE MAY NOT HAVE SUFFICIENT MANAGEMENT, FINANCIAL AND OTHER RESOURCES TO INTEGRATE AND CONSOLIDATE THE RECENTLY ACQUIRED SUBSIDIARIES AND ANY FUTURE ACQUISITIONS, AND WE MAY BE UNABLE TO OPERATE PROFITABLY OUR CONSOLIDATED COMPANY. The recently acquired subsidiaries constitute our first significant acquisitions. We cannot provide any assurance that our financial, management and other resources will be adequate to accomplish any integration of the recently acquired subsidiaries. In addition, the increased size of our consolidated company following our recent acquisitions may pose different and greater operational challenges than we have experienced in the past. We cannot provide any assurance that the recently acquired subsidiaries will enhance our competitive position and the business prospects of our consolidated company, that the combination of Neenah and the recently acquired subsidiaries will be successful, or that management will be able to profitably operate our consolidated company following any integration.

     We engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions. Currently, there are no definitive agreements or letters of intent with respect to any material acquisition. Any such future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to the integration and consolidation risks described above. We may not have sufficient management, financial and other resources to integrate any such future acquisitions and we may be unable to profitably operate our consolidated company.

DEPENDENCE ON KEY PERSONNEL -- LOSS OF KEY PERSONNEL, INCLUDING OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER JAMES K. HILDEBRAND, AND/OR OUR FAILURE TO IDENTIFY AND RECRUIT HIGHLY QUALIFIED PERSONNEL COULD MAKE IT MORE DIFFICULT FOR US TO GENERATE CASH FLOW FROM OPERATIONS AND SERVICE OUR INDEBTEDNESS. Our ability to maintain our competitive position in the future depends upon our success in maintaining certain key senior management, including our Chairman and Chief Executive Officer, James K. Hildebrand, and attracting and retaining other highly qualified managerial and manufacturing personnel. Loss of key personnel, including our Chairman and Chief Executive Officer James K. Hildebrand, and/or our failure to identify and recruit highly qualified personnel could have a significant negative affect on our profitability and ability to successfully compete in our industry.

CONCENTRATION OF CUSTOMERS -- A REDUCTION OR TERMINATION OF PURCHASES BY ANY OF OUR TOP THREE CUSTOMERS, WHICH ACCOUNT FOR A SIGNIFICANT AMOUNT OF OUR NET SALES, COULD SIGNIFICANTLY REDUCE OUR ABILITY TO GENERATE SUFFICIENT CASH FLOW TO PAY INTEREST ON THE EXCHANGE NOTES WHEN DUE. The customer base of Neenah is concentrated. Specifically,

     - Sales to our largest customer, Dana Corporation, accounted for 10% of total net sales for the fiscal year ended September 30, 1998; and

     - Sales to our top three customers accounted for approximately 27% of net sales for the fiscal year ended September 30, 1998.

FINANCING CHANGE OF CONTROL OFFER -- WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE REPURCHASE OPTION CONTAINED IN THE
INDENTURE. Upon the occurrence of specific kinds of change of control events described in the section entitled "Description of Notes -- Change of Control," you will have the right to require us to repurchase all or a portion of your exchange notes. However, it is possible that we will not have sufficient funds at the time of the change of control event to make the repurchases or that restrictions in our senior bank facilities will not allow us to make such repurchases.

DEPENDENCE ON INDUSTRY/CYCLICALITY -- IF THE MARKETS IN WHICH OUR CUSTOMERS OPERATE EXPERIENCE DOWNTURNS, THEN DEMAND FOR, AND PRICES OF, OUR PRODUCTS COULD BE REDUCED. Our company has historically experienced moderate cyclicality in the heavy municipal and farm equipment markets. We cannot assure you that the truck and farm equipment markets will not continue to experience fluctuations. A downturn in these markets could reduce demand for, and prices of, our products. Such a significant downturn in either of these markets could have a significant negative impact on our profitability, cash flow and ability to service our indebtedness.

COMPETITION -- THERE CAN BE NO ASSURANCE THAT WE CAN COMPETE SUCCESSFULLY IN THE MARKETS WE TARGET, WHICH ARE HIGHLY COMPETITIVE. A LOSS OF MARKET SHARE COULD MAKE IT DIFFICULT FOR US TO GENERATE SUFFICIENT CASH FLOW TO SERVICE OUR INDEBTEDNESS. The markets for Neenah's, Dalton's, Advanced Cast Products, Inc.'s, Mercer's and Deeter's products are highly competitive. We cannot assure you that Neenah, Dalton, Advanced Cast Products, Inc., Mercer or Deeter will be able to maintain or improve their competitive positions in the markets in which they compete.

CONTROLLING SHAREHOLDERS -- THE INTERESTS OF OUR CONTROLLING SHAREHOLDERS MAY BE IN CONFLICT WITH YOUR INTERESTS AS A HOLDER OF EXCHANGE NOTES. THIS COULD RESULT IN CORPORATE DECISION MAKING THAT INVOLVES DISPROPORTIONATE RISKS TO THE HOLDERS OF THE EXCHANGE NOTES, INCLUDING OUR ABILITY TO SERVICE OUR INDEBTEDNESS OR PAY THE PRINCIPAL AMOUNT OF OUR INDEBTEDNESS WHEN DUE. Citicorp Venture Capital, Ltd. and other investors beneficially own approximately 90% of our common stock. Citicorp Venture Capital, Ltd., members of our senior management and members of the senior management of our recently acquired subsidiaries have the ability to elect the entire board of directors and generally to control our affairs and policies. Circumstances may occur in which the interests of Citicorp Venture Capital, Ltd. and these other investors, as shareholders of Neenah, could be in conflict with the interests of the holders of the exchange notes. In addition, Citicorp Venture Capital, Ltd. and these other investors may have an interest in pursuing acquisitions, divestitures or other transactions that could enhance their equity investment, even though these transactions might involve disproportionate risks to the holders of the exchange notes.

YEAR 2000 ISSUE -- IF WE, OR THIRD PARTIES WITH WHICH WE DO BUSINESS, FAIL TO COMPLY WITH YEAR 2000 REMEDIATION REQUIREMENTS, NEENAH COULD HAVE OPERATIONAL DIFFICULTIES THAT COULD INCREASE OUR COSTS OF DOING BUSINESS, DECREASE OUR CASH FLOWS FROM OPERATIONS AND MAKE IT MORE DIFFICULT FOR US TO SERVICE OUR INDEBTEDNESS. The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results. Currently, many computer \systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. If we, or third parties with which we do business, fail to comply with year 2000 requirements, Neenah could have operational difficulties that could increase our costs of doing business and decrease our cash flows from operations.

FRAUDULENT CONVEYANCE MATTERS -- FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES, SUBORDINATE CLAIMS IN RESPECT OF THE NOTES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM
GUARANTORS. Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the guarantees of our guarantor subsidiaries could be voided, claims in respect of the exchange notes or the subsidiary guarantees could be subordinated to all of our other debts or all other debts of our guarantor subsidiaries or any payment by us or a guarantor subsidiary could be voided and required to be returned if, generally speaking

     - we incurred such indebtedness with the intent of defrauding then-existing or future creditors; or

     - we or any guarantor subsidiary received less than fair consideration for incurring such indebtedness and, at the time, we or such guarantor subsidiary were insolvent, had unreasonably small capital or intended to incur debts beyond our ability to pay as they mature.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor subsidiary would be considered insolvent if:

     -  the sum of its debts was greater than the fair value of its assets; or

     - the present fair value of its assets was less than the amount that would be required to pay its probable liability on its existing debts as they became mature; or

     -  it could not pay its debts as they became due.

We cannot assure you what standard a court would apply in making such determinations or that a court would agree with our conclusions as to the legality of the subsidiary guarantees.

ENVIRONMENTAL MATTERS -- RISK OF ENVIRONMENTAL LIABILITY IS INHERENT IN THE NATURE OF OUR BUSINESS AND WE MAY INCUR SIGNIFICANT COSTS TO COMPLY WITH MORE STRINGENT ENVIRONMENTAL POLICIES. Our facilities are subject to numerous federal, state and local laws and regulations relating to pollution and the protection of the environment and worker health and safety, including:

     -  those relating to discharges to air, water and land;

     -  the handling and disposal of solid and hazardous waste;

     -  the operation of landfills; and

     -  the cleanup of properties affected by hazardous substances.

Risk of environmental liability is inherent in the manufacturing of casting and forging products. Changes in environmental laws and regulations or the discovery of previously unknown contamination or other liabilities relating to our properties and operations could require us to sustain significant environmental liabilities which could make it difficult to pay the interest or principal amount of these exchange notes when due. In addition, we might incur significant capital and other costs to comply with increasingly stringent air emission control laws and enforcement policies which would decrease our cash flow available to service our indebtedness.

NO PRIOR MARKET FOR EXCHANGE NOTES -- YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE EXCHANGE NOTES WHICH COULD LIMIT THE LIQUIDITY OF YOUR EXCHANGE NOTES. Prior to this offering, there was no public market for these exchange notes. We have been informed by the underwriter that it intends to make a market in these exchange notes after this offering is completed. However, the underwriter may cease its market-making at any time. In addition, the liquidity of the trading market in these exchange notes, and the market price quoted for these exchange notes, may be decreased by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.
                            ------------------------

     This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, in particular, the statements about Neenah's plans, strategies, and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve the plans, intentions or expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth below and elsewhere in this prospectus. All forward-looking statements attributable to Neenah or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this "Risk Factors" section. As used in this "Risk Factors" section, unless the context otherwise requires, the terms "Neenah," "we," "our," "ours," and "us" refer to Neenah Foundry Company and all of its subsidiaries, including its recently acquired subsidiaries.

                                USE OF PROCEEDS

     Neenah will not receive any proceeds from this exchange offer.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1998:

     (1) the consolidated historical capitalization of Neenah, and

     (2) the unaudited consolidated pro forma capitalization

of Neenah after giving effect to the issuance of the old notes and the application of the proceeds from the issuance of the old notes were consummated on such date. This table should be read in conjunction with the "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus and the consolidated financial statements and related notes of Neenah incorporated in this prospectus by reference.

                                                                 DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL      PRO FORMA
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 34,683      $ 34,683
                                                              ========      ========
Debt:
  Term Loan Facilities(1)...................................
     Tranche A Loans........................................  $ 19,250      $ 19,250
     Tranche B Loans........................................   124,628       124,628
  Revolving Credit Facility(2)..............................        --            --
  Acquisition Loan Facility(3)..............................        --            --
  11 1/8% Series B Senior Subordinated Notes due 2007.......   150,000       150,000
  11 1/8% Series D Senior Subordinated Notes due 2007,
     including unamortized premium of $2,193 million........    47,193        47,193
  11 1/8% Series E Senior Subordinated Notes due 2007,
     including unamortized premium of $2,985 million........    89,985            --
  11 1/8% Series F Senior Subordinated Notes due 2007,
     including unamortized premium of $2,985 million........        --        89,985
  Other.....................................................     1,215         1,215
                                                              --------      --------
          Total debt........................................   432,271       432,271
Stockholders' equity:
  Common stock..............................................       100           100
  Additional paid-in capital................................    55,167        55,167
  Retained earnings.........................................    13,866        13,866
  Pension liability adjustment..............................    (1,570)       (1,570)
                                                              --------      --------
          Total stockholders' equity........................    67,563        67,563
                                                              --------      --------
          Total capitalization..............................  $499,834      $499,834
                                                              ========      ========

---------------
(1) The term loan facilities consist of:

     (A) a tranche A loan facility in an aggregate principal amount of $19.25 million with a final maturity of September 30, 2003 and

     (B) a tranche B loan facility in an aggregate principal amount of $124.6 million with a final maturity of September 30, 2005.

(2) Total borrowings of up to $50.0 million are available under the revolving credit facility for working capital purposes and to fund certain permitted acquisitions. The revolving credit facility includes a $15 million sub-limit for letters of credit, of which $4.6 million were outstanding as of December 31, 1998.

(3) Total borrowings of up to $50.0 million are available under the acquisition loan facility to finance permitted acquisitions.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth selected consolidated financial and other data of:

     (1) Neenah Corporation, Neenah's predecessor company, as of March 31, 1994, 1995, 1996, and 1997 and April 30, 1997 and for each of the years ended March 31, 1994, 1995, 1996 and 1997 and the one month period ended April 30, 1997, which have been derived from Neenah Corporation's consolidated financial statements which have been audited by Ernst & Young LLP, other than the consolidated balance sheet as of March 31, 1994 and April 30, 1997, which were audited by another independent auditor,

     (2) Neenah as of September 30, 1997 and 1998 and for the five months ended September 30, 1997 and for the year ended September 30, 1998, which have been derived from Neenah's consolidated financial statements which have been audited by Ernst & Young LLP and

     (3) Neenah as of December 31, 1997 and 1998 and for the three months ended December 31, 1997 and 1998, which have been derived from Neenah's unaudited interim condensed consolidated financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position for and as of the end of such period. Results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any other future period.

     EBITDA represents operating income plus depreciation and amortization. We have included information concerning earnings before interest, taxes, depreciation and amortization ("EBITDA") because we believe that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. We understand that, while EBITDA is frequently used by securities analysts in the evaluation of companies, EBITDA, as used in this prospectus, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, an alternative to net income as an indicator of our operating performance or an alternative to any other measure of performance in conformity with generally accepted accounting principles.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                  PREDECESSOR COMPANY
                               ----------------------------------------------------------    FIVE MONTHS        YEAR
                                      FISCAL YEAR ENDED MARCH 31,            ONE MONTH          ENDED           ENDED
                               -----------------------------------------       ENDED        SEPTEMBER 30,   SEPTEMBER 30,
                                 1994       1995       1996       1997     APRIL 30, 1997      1997(5)          1998
                               --------   --------   --------   --------   --------------   -------------   -------------
                                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales..................  $131,982   $160,621   $166,951   $165,426      $17,276         $108,353        $303,414
  Cost of sales..............   106,531    120,981    121,631    116,736       11,351           77,444         222,451
                               --------   --------   --------   --------      -------         --------        --------
  Gross profit...............    25,451     39,640     45,320     48,690        5,925           30,909          80,963
  Selling, general and
    administrative
    expenses.................    13,614     16,673     16,983     17,547        1,752            8,652          23,230
  Amortization expense.......        --         --         --         --           --            3,900           7,727
                               --------   --------   --------   --------      -------         --------        --------
  Operating income...........    11,837     22,967     28,337     31,143        4,173           18,357          50,006
  Interest expense (income),
    net......................     1,043        397       (481)    (1,162)        (121)           9,991          27,203
                               --------   --------   --------   --------      -------         --------        --------
  Income before income taxes
    and extraordinary item...    10,794     22,570     28,818     32,305        4,294            8,366          22,803
  Provision for income
    taxes....................     4,213      8,866     11,676     12,467        1,615            4,000          10,922
                               --------   --------   --------   --------      -------         --------        --------
  Income (loss) before
    extraordinary item.......     6,581     13,704     17,142     19,838        2,679            4,366          11,881
  Extraordinary charge, net
    of income tax
    benefit(1)...............        --         --         --         --           --            1,630             392
                               --------   --------   --------   --------      -------         --------        --------
  Net income (loss)..........  $  6,581   $ 13,704   $ 17,142   $ 19,838      $ 2,679         $  2,736        $ 11,489
                               ========   ========   ========   ========      =======         ========        ========

BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash
    equivalents..............  $    118   $    238   $ 10,126   $ 22,403      $29,043         $ 20,346        $ 19,798
  Working capital(2).........    14,596     15,174     18,094     21,438       21,124           23,175          62,573
  Total assets...............    74,327     73,813     82,957     93,869      103,402          358,406         584,309
  Total debt.................    13,325        887        241        134          128          218,413         371,871
  Total stockholders'
    equity...................    37,929     43,198     54,790     68,857       74,883           47,407          67,922
OTHER DATA:
  EBITDA.....................  $ 18,577   $ 29,809   $ 35,113   $ 38,024      $ 4,691         $ 26,056        $ 69,660
  Depreciation and
    amortization.............     6,740      6,842      6,776      6,881          518            7,699          19,654
  Capital expenditures.......     4,583      3,665      7,275      4,546          190            3,081          13,117
  Net cash provided by (used
    in):
    Operating activities.....    18,301     23,581     22,273     23,479        3,917           25,160          24,236
    Investing activities.....    (4,949)    (3,412)    (7,299)    (3,104)        (191)         (14,702)       (182,168)
    Financing activities.....   (13,313)   (20,049)    (5,086)    (8,098)       2,917           (1,656)        157,384
  Cash interest expense(3)...     1,049        624         84         39            1           10,016          27,383
  Ratio of earnings to fixed
    charges(4)...............       9.5x      25.9x      70.3x      81.4x         2.5x             1.8x            1.8x


                               THREE MONTHS    THREE MONTHS
                                   ENDED          ENDED
                               DECEMBER 31,    DECEMBER 31,
                                   1997            1998
                               -------------   ------------

STATEMENT OF INCOME DATA:
  Net sales..................    $ 57,988        $115,264
  Cost of sales..............      42,713          93,492
                                 --------        --------
  Gross profit...............      15,275          21,772
  Selling, general and
    administrative
    expenses.................       4,898           8,260
  Amortization expense.......       1,412           3,415
                                 --------        --------
  Operating income...........       8,965          10,097
  Interest expense (income),
    net......................       5,840           9,907
                                 --------        --------
  Income before income taxes
    and extraordinary item...       3,125             190
  Provision for income
    taxes....................       1,509             549
                                 --------        --------
  Income (loss) before
    extraordinary item.......       1,616            (359)
  Extraordinary charge, net
    of income tax
    benefit(1)...............          --              --
                                 --------        --------
  Net income (loss)..........    $  1,616        $   (359)
                                 ========        ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Cash and cash
    equivalents..............    $ 21,994        $ 34,683
  Working capital(2).........      26,782          75,001
  Total assets...............     348,511         638,608
  Total debt.................     212,389         432,271
  Total stockholders'
    equity...................      55,770          67,563
OTHER DATA:
  EBITDA.....................    $ 12,766        $ 18,923
  Depreciation and
    amortization.............       3,801           8,826
  Capital expenditures.......       1,612           6,856
  Net cash provided by (used
    in):
    Operating activities.....       2,473           6,780
    Investing activities.....      (1,612)        (49,340)
    Financing activities.....         787          57,445
  Cash interest expense(3)...       6,047          10,172
  Ratio of earnings to fixed
    charges(4)...............         1.5x            1.0x

------------------------------------

   See accompanying Notes to Selected Consolidated Financial and Other Data.

            NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(1) In connection with the prepayment of long-term debt in July 1997 and September 1998, we recorded an extraordinary charge to write off the unamortized balances of the related deferred financing costs.

(2) Working capital represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding the revolving credit facility and the current portion of long-term debt).

(3) Cash interest expense is defined as interest expense less amortization of debt issuance costs plus amortization of premium on the senior subordinated notes issued July 1, 1997 and November 24, 1998.

(4) For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing

     - income before income taxes and extraordinary item plus fixed charges by

     - fixed charges.

     Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(5) Neenah changed its fiscal year end to September 30 from March 31 effective September 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations covers periods before consummation of our corporate reorganization on April 30, 1997, the recent acquisitions discussed below and the offering of the old notes. You should read the following information in conjunction with "Selected Consolidated Financial and Other Data" and the consolidated financial statements, in each case together with the notes attached to the statements, incorporated by reference in this prospectus.

GENERAL

     On April 30, 1997, under an Agreement and Plan of Reorganization with NC Merger Company and NFC Castings, Inc., NFC Castings acquired Neenah Corporation, Neenah's predecessor company. NC Merger merged with and into the predecessor company to consummate the merger. Prior to July 1, 1997, Neenah was one of three wholly owned subsidiaries of Neenah Corporation, a holding company with no significant assets or operations other than its holdings in the common stock of its three wholly owned subsidiaries. On July 1, 1997, Neenah merged with and into Neenah Corporation. The surviving company changed its name to Neenah Foundry Company.

     The following discussion and analysis of Neenah's financial condition and results of operations addresses periods both before and after the merger on April 30, 1997. The merger has had a significant impact on Neenah's results of operations and financial condition. The merger resulted in goodwill and identifiable intangible assets totaling $148.8 million. These amounts are being amortized over their estimated useful lives, ranging from five months to 40 years. Also as a result of the merger, Neenah's interest expense significantly increased because the level of its indebtedness increased. The following discussion compares the results of operations of Neenah for the three months ended December 31, 1998 to the results of the operations of Neenah for the three months ended December 31, 1997. This discussion includes the results of operations from the date of acquisition of any recently acquired subsidiary that was acquired during that period.

     On March 30, 1998, Neenah acquired all the capital stock of Deeter Foundry, Inc. for $24.3 million, consisting of $20.4 million in cash and a $3.9 million Deeter Seller Note. On April 3, 1998, Neenah acquired all of the capital stock of Mercer Forge Corporation for $47.0 million in cash. In addition, on September 8, 1998, Neenah acquired all of the capital stock of Dalton Corporation for $102.0 million in cash. Advanced Cast Products Inc.'s parent contributed the capital stock of Advanced Cast Products, Inc. to Neenah in consideration for Neenah's assumption of $21.3 million of indebtedness. Neenah refinanced $14.9 million of this consideration through borrowings under the senior bank facilities. The discussion and analysis of financial condition and results of operations below incorporates the results of these recently acquired subsidiaries to the extent such acquisition had been completed during the relevant period.

     Currently, each of our recently acquired subsidiaries is operating as a separate subsidiary with independent operations under the direction of the management that was in place prior to our control. Although we currently do not plan to integrate our operations with those of any of our recently acquired subsidiaries, we may do so in the future. See "Risk Factors -- Integration of the Recent Acquisitions."

     We accounted for each of the Deeter, Mercer and Dalton acquisitions by using the purchase method of accounting. We accounted for the acquisition of Advanced Cast Products at historical cost in a manner similar to that in pooling of interest accounting because our company and Advanced Cast Products were under common control. Accordingly, our prior period financial statements for the period during which we and Advanced Cast Products were under common ownership are restated to reflect the contribution of capital stock of Advanced Cast Products to Neenah. These recent acquisitions resulted in the recording of goodwill and identifiable intangible assets totaling $101.1 million. These amounts are being amortized over their estimated useful lives, ranging from four months to 40 years. The recent acquisitions have also resulted in a significant increase in Neenah's interest expense as a result of a substantially increased level of indebtedness incurred to finance the recent acquisitions.

     Neenah changed its fiscal year end to September 30 from March 31 effective September 30, 1997.

RESULTS OF OPERATIONS

     The following table sets forth for the periods shown statement of income data expressed as a percentage of net sales. The statement of income data for the pro forma twelve months ended September 30, 1997 were determined by combining statement of income data of Neenah's predecessor company for the six months ended March 31, 1997 and the one month ended April 30, 1997 with statement of income data of Neenah for the five months ended September 30, 1997:

                             FISCAL YEAR      PRO FORMA
                                ENDED       TWELVE MONTHS    FISCAL YEAR    THREE MONTHS   THREE MONTHS
                              MARCH 31,         ENDED           ENDED          ENDED          ENDED
                            -------------   SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                            1996    1997        1997            1998            1997           1998
                            -----   -----   -------------   -------------   ------------   ------------
Net sales.................  100.0%  100.0%      100.0%          100.0%         100.0%          100.0%
Cost of sales.............   72.9    70.6        70.8            73.3           73.7            81.1
                            -----   -----       -----           -----          -----          ------
Gross profit..............   27.1    29.4        29.2            26.7           26.3            18.9
Selling, general and
  administrative
  expenses................   10.1    10.6         9.3             7.7            8.4             7.2
Amortization of intangible
  assets..................     --      --         1.9             2.5            2.4             3.0
                            -----   -----       -----           -----          -----          ------
Operating income..........   17.0%   18.8%       18.0%           16.5%          15.5%            8.7%
                            =====   =====       =====           =====          =====          ======

COMPARISON OF THREE MONTHS ENDED DECEMBER 31, 1998 TO THREE MONTHS ENDED DECEMBER 31, 1997

  Net sales

     Net sales for the three months ended December 31, 1998 were $115,264, which are $57,276 or 98.8% higher than the quarter ended December 31, 1997. The increase in net sales resulted from the inclusion of the operating results of the recently acquired subsidiaries, excluding Advanced Cast Products, after their acquisition.

  Gross profit

     Gross profit for the three months ended December 31, 1998 was $21,772, an increase of $6,497, or 42.5%, as compared to the quarter ended December 31, 1997. The increase in gross profit resulted from the inclusion of the operating results of the recently acquired subsidiaries, excluding Advanced Cast Products, after their acquisition. Gross profit as a percentage of net sales decreased to 18.9% for the three months ended December 31, 1998 from 26.3% for the quarter ended December 31, 1997. We attribute the decline in gross profit percentage to a greater percentage of sales of lower margin industrial products in the three months ended December 31, 1998 as compared to the three months ended December 31, 1997.

  Selling, general and administrative expenses

     Selling, general and administrative expenses for the three months ended December 31, 1998 were $8,260, an increase of $3,362 or 68.6%, as compared to the $4,898 for the quarter ended

December 31, 1997. Approximately $2,800 of the increase was due to the inclusion of the operating results of the recently acquired subsidiaries, excluding Advanced Cast Products. Professional and other expenses related to completed and potential acquisitions accounted for the remainder of the increase. As a percentage of net sales, selling, general and administrative expenses decreased from 8.4% for the quarter ended December 31, 1997 to 7.2% for the three months ended December 31, 1998. The decrease in selling, general and administrative expenses as a percentage of net sales was mainly due to expenses being spread over a larger revenue base with the inclusion of the recently acquired subsidiaries, excluding Advanced Cast Products.

  Amortization of intangible assets

     Amortization of intangible assets was $3,415 for the three months ended December 31, 1998, an increase of $2,003 or 141.9%, as compared to the $1,412 for the quarter ended December 31, 1997. The increase is due to the increased amortization of goodwill and identifiable intangible assets from the recently acquired subsidiaries.

  Operating income

     Operating income was $10,097 for the three months ended December 31, 1998, an increase of $1,132 or 12.6% from the quarter ended December 31, 1997. We achieved the improvement in operating income for the reasons discussed above under gross profit. As a percentage of net sales, operating income decreased from 15.5% for the quarter ended December 31, 1997 to 8.7% for the three months ended December 31, 1998. The decrease in operating income percentage was due to the factors discussed above under gross profit, as well as increased amortization of intangible assets.

  Net interest expense

     Net interest expense was $9,907 for the three months ended December 31, 1998 compared to $5,840 for the quarter ended December 31, 1997. The increased interest expense resulted from the interest on the drawings under Neenah's senior bank facilities and the senior subordinated notes used to finance the purchase of the recently acquired subsidiaries.

  Provision for income taxes

     The provision for income taxes for the three months ended December 31, 1997 and 1998 is higher than the amount computed by applying the statutory rate of approximately 40% to income before income taxes. This is mainly due to the amortization of goodwill which is not deductible for income tax purposes.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 1998 TO PRO FORMA TWELVE MONTHS ENDED SEPTEMBER 30, 1997

  Net Sales

     Net sales for the year ended September 30, 1998 were $303.4 million which was $102.1 million or 50.7% higher than the pro forma twelve months ended September 30, 1997. The recently acquired subsidiaries, excluding Advanced Cast Products, accounted for an increase of $53.5 million in net sales. The inclusion of Advanced Cast Products for twelve months in 1998 versus five months in 1997 accounted for an increase of $33.7 million in net sales. Net sales of municipal castings increased by $3.1 million or 4.2% due primarily to a strong economy in the upper Midwest and market share gains in strategic focus areas of the East and Southwest. Net sales of industrial castings increased by $11.7 million or 11.8% due to the overall strength of the heavy duty truck market coupled with high demand in the agricultural business.

  Gross Profit

     Gross profit for the year ended September 30, 1998 was $81.0 million, an increase of $22.2 million or 37.8%, as compared to the pro forma twelve months ended September 30, 1997. Approximately $8.0 million of the increase was from the inclusion of the operating results of the recently acquired subsidiaries excluding Advanced Cast Products after their acquisition. The inclusion of Advanced Cast Products for twelve months in 1998 versus five months in 1997 accounted for an increase of $6.4 million in gross profit. The remaining margin improvement was due to the combined effect of spreading manufacturing overhead over a greater volume and improved efficiency in plant operations. Gross profit as a percentage of net sales decreased to 26.7% during the year ended September 30, 1998 from 29.2% for the pro forma twelve months ended September 30, 1997. The decline in gross profit percentage is attributable to the mix of industrial products and lack of seasoning from the recently acquired subsidiaries excluding Advanced Cast Products.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses for the year ended September 30, 1998 were $23.2 million, an increase of $4.5 million or 24.1% over the $18.7 million for the pro forma twelve months ended September 30, 1997. The increase in selling, general and administrative expense was due to the inclusion of $2.7 million of expenses from the recently acquired subsidiaries, excluding Advanced Cast Products after their acquisition. The inclusion of Advanced Cast Products for twelve months in 1998 versus five months in 1997 accounted for an increase of $3.0 million in expenses. As a percentage of net sales, selling, general and administrative expenses decreased from 9.3% for the pro forma twelve months ended September 30, 1997 to 7.7% for the year ended September 30, 1998. The percentage decrease was due to expenses being spread over a larger volume base with the inclusion of the recently acquired subsidiaries' operating results, excluding Advanced Cast Products.

  Amortization of Intangible Assets

     Amortization of intangible assets was $7.7 million for the year ended September 30, 1998, an increase of $3.8 million or 97.4%, as compared to the $3.9 million for the pro forma twelve months ended September 30, 1997. The increase is due to:

     - twelve months of amortization of goodwill and identifiable intangible assets arising from the merger on April 30, 1997 during the period ended September 30, 1998, versus five months of amortization during the period ended September 30, 1997, and

     - increased amortization from goodwill and identifiable intangible assets from the recently acquired subsidiaries, excluding Advanced Cast Products.

  Operating Income

     Operating income was $50.0 million for the year ended September 30, 1998, an increase of $13.8 million or 38.1% from the pro forma twelve months ended September 30, 1997. We achieved improvement in operating income for the reasons discussed above under gross profit. As a percentage of net sales, operating income decreased from 18.0% for the pro forma twelve months ended September 30, 1997 to 16.5% for the year ended September 30, 1998. The decrease in operating income percentage was due to the factors discussed above under gross profit, as well as increased amortization of intangible assets.

  Net Interest Expense

     Net interest expense increased from $9.1 million for the pro forma twelve months ended September 30, 1997 to $27.2 million for the year ended September 30, 1998. The increased interest expense resulted from Neenah's senior subordinated notes being outstanding for twelve months during the year ended September 30, 1998 and only five months during the period ended September 30, 1997, as well as the interest on the drawings under Neenah's senior bank facilities to finance the recent acquisitions.

  Provision for Income Taxes

     The provision for income taxes for the year ended September 30, 1998 is higher than the amount computed by applying the statutory rate of approximately 40% to income before income taxes. This difference was mainly due to the amortization of goodwill which is not deductible for income tax purposes.

  Extraordinary Item

     During the year ended September 30, 1998, Neenah recorded an extraordinary loss of $0.4 million, net of an income tax benefit of $0.3 million, for the write-off of unamortized deferred financing costs in connection with the repayment in full of indebtedness of Advanced Cast Products prior to its scheduled maturity. For the pro forma twelve months ended September 30, 1997, Neenah recorded an extraordinary loss of $1.6 million, net of an income tax benefit of $1.0 million, for the write-off of unamortized deferred financing costs in connection with the repayment in full of the term indebtedness under Neenah's senior bank facilities.

COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1997 TO FISCAL YEAR ENDED MARCH 31,
1996

  Net Sales

     Net sales were $165.4 million for the year ended March 31, 1997, a decrease of $1.6 million or 0.9%, from $167.0 million for the year ended March 31, 1996. Net sales of industrial castings decreased $3.9 million or 4.2%, to $88.3 million. The decrease in industrial casting sales was primarily due to Neenah's decision to discontinue its production of some lower margin brake components. As a result, we produced fewer tons compared to the year earlier period. Additionally, demand declined for casting products in the medium- and heavy-duty truck market. Net sales of municipal castings increased $1.9 million, or 2.7%, to $71.3 million, primarily due to increased pricing. Net sales of Hartley Controls Corporation, Neenah's wholly-owned subsidiary, grew $0.4 million, or 7.4%, to 5.8 million principally due to increased volume of equipment sales.

  Gross Profit

     Gross profit was $48.7 million for the year ended March 31, 1997, an increase of $3.4 million, or 7.5%, from $45.3 million for the year ended March 31, 1996. Gross profit as a percentage of net sales increased to 29.4% for the year ended March 31, 1997, from 27.1% for the year ended March 31, 1996. The increase in gross profit as a percentage of net sales was due mainly to improved product mix in the industrial product line and greater overall plant efficiency. Gross profit percentage also improved due to the continued effect of the lightweighted municipal casting program.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses were $17.5 million for the year ended March 31, 1997, an increase of $0.5 million or 2.9%, from $17.0 million for the year ended March 31, 1996. As a percentage of net sales, selling, general and administrative expenses increased to 10.6% for the year ended March 31, 1997, from 10.1% for the year ended March 31, 1996. Approximately $0.2 million of the increase in selling, general and administrative expenses was due to a non-recurring charitable contribution. Approximately $0.9 million of the increase was due to increased compensation and benefits to officers of Neenah who resigned at closing of the merger on April 30, 1997. Excluding the effects of estimated nonrecurring officer compensation and benefits and the charitable contribution, selling, general and administrative expenses, as a percentage of net sales, decreased slightly to 8.3% for the year ended March 31, 1997, from 8.4% for the year ended March 31, 1996.

  Operating Income

     Operating income increased to $31.1 million for the year ended March 31, 1997, an increase of $2.8 million or 9.9% from $28.3 million for the year ended March 31, 1996. As a percentage of net sales, operating income increased to 18.8% for the year ended March 31, 1997, from 17.0% for the year ended March 31, 1996. We achieved the improvement in operating income primarily for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     In connection with the merger on April 30, 1997, Neenah issued $150.0 million principal amount of our outstanding series B 11 1/8% senior subordinated notes due 2007. We also entered into the senior bank facilities with NFC Castings, Inc. and the lenders party thereto providing for term loans of $45.0 million and a revolving credit facility of up to $30.0 million, subject to a borrowing base formula.

     On July 1, 1997, Neenah issued an additional $45.0 million principal amount of our outstanding series D 11 1/8% senior subordinated notes due 2007. We used the proceeds of $47.6 million to repay the term loans, the accrued interest thereon and related fees and expenses.

     On September 12, 1997, Neenah, NFC Castings, Inc. and the lenders party to the credit agreement amended and restated the senior bank facilities to increase the amount available under the revolving credit facility to $50.0 million and eliminate the borrowing base limitations.

     On April 3, 1998, in connection with the acquisition of Mercer, Neenah, NFC Castings, Inc. and the lenders party to the credit agreement amended the senior bank facilities to provide availability of $75.0 million of term loans to Neenah (consisting of $20.0 million of tranche A loans and $55.0 million of tranche B loans) in addition to Neenah's existing $50.0 million revolving credit facility.

     On September 8, 1998, in connection with the acquisitions of Dalton and Advanced Cast Products, Neenah, NFC Castings, Inc. and the lenders party to the credit agreement amended and restated the senior bank facilities to provide for additional tranche B loans in an aggregate principal amount of $70.0 million and an acquisition loan facility in aggregate principal amount outstanding at any one time not to exceed $50.0 million.

     On November 24, 1998, Neenah sold $87.0 million in principal amount (excluding $3.0 million of unamortized premium) of series E 11 1/8% senior subordinated notes due 2007. Neenah used $29.0 million of the proceeds to pay down the borrowings under the acquisition loan facility. We used $42.0 million, excluding costs and expenses, to acquire Cast Alloys. We used the remaining proceeds for general corporate purposes.

     Neenah's liquidity needs will arise primarily from debt service on the indebtedness discussed above, working capital needs, the funding of capital expenditures and additional acquisitions. Borrowings under the senior bank facilities bear interest at variable interest rates. The senior bank facilities impose restrictions on Neenah's ability to make capital expenditures. Both the senior bank facilities and the indentures governing the senior subordinated notes limit Neenah's ability to incur additional indebtedness.

     The covenants contained in the senior bank facilities also, among other things, restrict the ability of Neenah and its subsidiaries to

     - dispose of assets,

     - incur guarantee obligations,

     - prepay the senior subordinated notes or amend its indentures, pay dividends, create liens on assets, enter into sale and leaseback transactions,

     - make investments,

     - loans or advances,

     - make acquisitions,

     - engage in mergers or consolidations,

     - change the business conducted by Neenah,

     - make capital expenditures or engage in stated transactions with affiliates, and

     - otherwise restrict corporate activities.

     For the three months ended December 31, 1998 and December 31, 1997, capital expenditures were $6,856 and $1,612, respectively. The $5,244 increase in capital expenditures was primarily the result of planned enhancements to equipment in the manufacturing area, including significant expenditures at Advanced Cast Products and Deeter, which were acquired in fiscal 1998. For the fiscal years ended March 31, 1996 and 1997, the pro forma twelve months ended September 30, 1997 and the year ended September 30, 1998, capital expenditures were $7.3 million, $4.5 million, $5.1 million and $13.1 million, respectively. The capital expenditures for the year ended September 30, 1998 were primarily the result of planned enhancements to equipment in the manufacturing area and include expenditures of the recently acquired subsidiaries, excluding Advanced Cast Products, since their acquisition date.

     Neenah's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowings under its senior bank facilities. Net cash from operating activities for the three months ended December 31, 1998 was $6,780, an increase of $4,307 from $2,473 for the three months ended December 31, 1997. The increase in net cash from operating activities was primarily the result of increased cash flow from the recently acquired subsidiaries and improved control of inventory and accounts receivable balances. Net cash from operating activities for the year ended September 30, 1998 was $24.2 million. Net cash from operating activities for the pro forma twelve months ended September 30, 1997 was $37.4 million. The decrease resulted from lower net income and a paydown of accounts payable and accrued liabilities during the year ended September 30, 1998. Net cash from operating activities for the year ended March 31, 1997 was $23.5 million, an increase of $1.2 million from $22.3 million for the year ended March 31, 1996, primarily as a result of an increase in net income.

     Neenah believes that cash generated from operations and existing revolving lines of credit under the senior bank facilities will be sufficient to meet its normal operating requirements, including working capital needs and interest payments on Neenah's outstanding indebtedness.

     Amounts under the $50.0 million revolving credit facility may be used for working capital and general corporate purposes, subject to the limitations under the senior bank facilities. Amounts under the acquisition loan facility may be used to make acquisitions permitted under the senior bank facilities. Neenah believes that such resources, together with the potential future use of debt or equity financing, will allow Neenah to pursue its strategic goal of making selective acquisitions.

RAW MATERIALS

     Although the prices of all raw materials used by Neenah vary, the fluctuations in the price of steel scrap are the most significant to Neenah. Neenah has arrangements with most of its industrial customers which require Neenah to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods. These periods vary by customer but are generally no longer than six months. Castings are generally sold to the heavy municipal market on a bid basis. After a bid is won, the price for the municipal casting subject to the bid generally cannot be adjusted for raw material price increases. However, in most cases, Neenah has been successful in obtaining higher municipal casting unit prices in subsequent bids to compensate for rises in scrap prices in prior periods. Rapidly fluctuating scrap prices may have a temporary adverse or positive effect on Neenah's results of operations.

INFLATION

     Neenah does not believe that inflation has had a material impact on its financial position or results of operations during the past three years.

CYCLICALITY AND SEASONALITY

     Neenah has historically experienced moderate cyclicality in the heavy municipal market. Sales of municipal products are influenced by, among other things, public spending. In the industrial market, Neenah has experienced cyclicality in sales resulting from fluctuations in the medium- and heavy-duty truck market and the farm equipment market. These markets are subject to general economic trends.

     Neenah experiences seasonality in its municipal business, where sales tend to be higher during the construction season. The construction season occurs during the warmer months, generally the third and fourth quarters of Neenah's fiscal year. Neenah maintains level production throughout the year in anticipation of such seasonality. As a result, we do not experience production volume fluctuations. Neenah builds inventory in anticipation of the construction season, with such inventories reaching a peak near the end of its second quarter in March. Neenah has not historically experienced seasonality in industrial casting sales.

YEAR 2000

     Neenah and its subsidiaries have conducted an evaluation of the actions necessary in order to ensure that its computer systems will be able to function without disruption with respect to the application of dating systems in the year 2000. As a result of this evaluation, each company within the consolidated entity is engaged in the process of upgrading, replacing and testing its information and other computer systems in order to operate without disruption due to year 2000 issues. The following represents a summary of the status of information systems and non-information systems by subsidiary:

  Neenah Foundry Company

     Information Systems. As of March 31, 1999, we believe that our information systems are fully compliant with the year 2000. A local consulting firm has been engaged since March, 1998 to assess the adequacy of all Neenah's software and make whatever changes are necessary to be compliant with year 2000 issues. As of March 31, 1999, Neenah completed all assessment, remediation and testing of its software.

     Non-Information Systems. With respect to date sensitive non-information systems, Neenah is currently in the assessment phase and is internally checking all computer programs and PC units, including embedded chip technology and microcontrollers, for year 2000 compliance. This phase is expected to be completed by September 30, 1999. Remediation will begin upon completion of the assessment phase and is scheduled to be completed before December 31, 1999 for material programs and equipment. Additionally, we are working with our insurance carrier to develop contingency plans in the event a system failure occurs in our holding furnaces and other equipment used in processing molten metal.

  Dalton Corporation

     Information Systems. An internal task force was created to access all information systems to test their compliance with year 2000 issues. The task force has completed the assessment phase and is currently in the remediation phase. The remediation phase is expected to be completed by September 30, 1999 with all critical systems year 2000 compliant.

     Non-Information Systems. Most of Dalton's non-information systems used in the operation of its facility are not date sensitive. With respect to date sensitive non-information systems, Dalton is currently in the assessment phase and is internally checking all computer programs and equipment that are date sensitive as well as embedded chip technology and microcontrollers for year 2000 compliance. Remediation will begin upon completion of the assessment phase and is scheduled to be completed before December 31, 1999 for material programs and equipment. Additionally, we are working with our insurance carrier to develop contingency plans in the event a system failure occurs in our holding furnaces and other equipment used in processing molten metal.

  Advanced Cast Products

     Information Systems. An internal task force has reviewed all financial and information systems currently in use and has determined that all existing systems are year 2000 compliant.

     Non-Information Systems. We believe all computer numeric controls and other controls within the operation are year 2000 compliant.

  Mercer Forge Corporation

     Information Systems. New year 2000 compliant software has been installed and is fully operative for information systems.

     Non-Information Systems. Older PCs are currently being replaced and custom programs are being reviewed and updated where necessary. Manufacturing programmable controllers and computer numeric controls have been analyzed for year 2000 problems and we believe no problems exist that will have any material adverse effect on the business. The total review process is expected to be completed by September 30, 1999.

  Deeter Foundry

     Information Systems. New year 2000 compliant software has been installed and is fully operating for information systems.

     Non-Information Systems. With respect to non-information systems, Neenah has just completed major renovations in the melting and sand system areas. As a result, all of these systems are compliant with Year 2000 issues.

  Cast Alloys, Inc.

     Information Systems. Neenah has assembled a year 2000 task force consisting of representatives from each company location to complete the assessment phase, conduct research, complete testing and create contingency plans at Cast Alloys. The task force has estimated that the cost to render the financial software year 2000 compliant is $25,000. This new year 2000 compliant software has not yet been purchased. The task force review is expected to be completed by September 30, 1999. The remediation phase is expected to be completed prior to December 31, 1999. Contingency plans will be completed prior to December 31, 1999 for those areas in which remediation is not feasible.

     Non-Information Systems. With respect to non-information systems, Neenah is in the assessment phase and is currently internally reviewing all critical systems as well as embedded chip technology and microcontrollers to make sure they are year 2000 compliant. The assessment and remediation phase is expected to be completed by September 30, 1999.

     In addition to investigations of its own systems, Neenah has begun assessing the Year 2000 readiness of its important vendors and customers. Key customers, vendors and service providers have been queried about their year 2000 readiness and their responses are being analyzed.

     Neenah serves over 17,000 active customers in the municipal business. No one customer accounts for a significant percentage of the total business. Three key customers comprise over 60% of Neenah's industrial sales. These customers are very large manufacturers. Dialogue concerning year 2000 compliance is ongoing. Neenah mailed an inquiry letter to 32 of its vendors regarding their compliance with the year 2000. All 32 vendors have responded that they are currently year 2000 compliant or will be by the end of the calendar year.

     Utility companies are the most critical vendors for the foundry operation. Neenah is engaged in ongoing discussions with each provider. We have been assured that each utility company will be year 2000 compliant. Although other vendors supply critical raw materials, any year 2000 compliance problems would only result in temporary shortages which would not seriously jeopardize the overall business.

     In summary, we believe that all our important critical vendors and customers either have or will have addressed any problems associated with the year 2000 issue such that there will be no significant deterioration in future business dealings due to this issue.

     Costs specifically associated with renovating software for year 2000 readiness are funded through operating cash flows and expensed as incurred. Year 2000 related costs have not had a material effect on Neenah's financial position or results of operations. Neenah expects to incur total costs (capital and expense) in the range of $1.5 to $2.0 million on the year 2000 problem of which a total of approximately 25% to 30% is remaining to be incurred. Costs of replacing some of Neenah's systems with year 2000 compliant systems (including both hardware and software) that have an extended useful life in excess of one year have been appropriately capitalized.

     Although there can be no assurance that the remedial actions being implemented by Neenah will address every issue relating to the year 2000 issue, Neenah believes it is unlikely that any disruptions resulting from the year 2000 issue would have a significant impact on its overall operations. Although it is highly unlikely that Neenah will face year 2000 issues that significantly impact its overall operations, business continuity plans may have to be developed later this year should facts and circumstances dictate such a strategy to handle potential contingencies regarding unforeseen year 2000 problems. Up to this point, no critical informational technology projects have been either delayed or curtailed due to year 2000 efforts. In addition, Neenah has not experienced any significant year 2000 problems to date.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Neenah is exposed to market risk related to changes in interest rates. Neenah does not use derivative financial instruments for speculative or trading purposes.

  Interest Rate Sensitivity

     Neenah's earnings are affected by changes in short-term interest rates as a result of its borrowings under the senior bank facilities. If market interest rates for such borrowings average 1% more during the fiscal year ended September 30, 1999 than they did during fiscal 1998, Neenah's interest expense would increase, and income before income taxes would decrease by approximately $1.7 million. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific action that would be taken and their possible effects, the sensitivity analysis assumes no changes in Neenah's financial structure.

                                    BUSINESS

NEENAH FOUNDRY COMPANY

  Overview

    On April 30, 1997, under a merger agreement with NC Merger Company and NFC Castings, Inc., NFC Castings, Inc. acquired Neenah Corporation, Neenah's company. NC Merger merged with and into the predecessor company to consummate the Merger. Prior to July 1, 1997, Neenah was one of three wholly owned subsidiaries of Neenah Corporation, a holding company with no significant assets or operations other than its holdings in the common stock of its three wholly owned subsidiaries. On July 1, 1997, Neenah merged with and into Neenah Corporation. The surviving company changed its name to Neenah Foundry Company.

    Neenah was founded in 1872. Along with its two wholly-owned subsidiaries, Hartley Controls Corporation and Neenah Transport, Inc. Neenah is one of the largest manufacturers of a wide range of high quality ductile and gray iron castings for the heavy municipal market and selected segments of the industrial market. Neenah believes it is the largest manufacturer of heavy municipal iron castings in the United States. We have a market share of approximately 19% in the United States. Neenah's broad range of heavy municipal iron castings includes:

     - manhole covers and frames,

     - storm sewer frames and grates,

     - heavy duty airport castings,

     - specialized trench drain castings,

     - specialty flood control castings and

     - ornamental tree grates.

 These municipal castings are sold throughout the United States to state and local government entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. The municipal market generated approximately 41% of Neenah's net sales for the year ended September 30, 1998. Neenah believes it is also a leading manufacturer of a wide range of complex industrial castings, including:

     - castings for medium- and heavy-duty truck drive line components,

     - a broad range of castings for the farm equipment industry and

     - specific components for compressors used in heating, ventilation and air conditioning systems.

    The industrial market generated approximately 56% of Neenah's net sales for the year ended September 30, 1998. In addition, Neenah engineers, manufactures and sells customized sand control systems and related products to other iron foundries. Sand control systems and related products are an essential part of the casting process. Sales of these sand control systems and related products represented approximately 3% of Neenah's net sales for the year ended September 30, 1998.

    Neenah currently operates two modern foundries with an annual aggregate rated capacity of approximately 187,000 tons at a single site in Neenah, Wisconsin. From 1985 to 1997, Neenah has invested approximately $100 million in its production facilities, with approximately $73 million invested in a major plant modernization program from 1985 to 1990. This plant modernization program was a critical part of a long-term strategy. The goals of this strategy were

     (1) to produce higher volume, value-added castings for its existing industrial customers and

     (2) to penetrate other selected segments of the industrial market, while preserving our position as the leader in the heavy municipal market. This modernization program entailed the closing of Neenah's oldest foundry, Plant 1, and the updating of Neenah's other two foundries, Plants 2 and 3. This program enabled Neenah both to produce higher volume, complex castings for selected industrial segments and to improve Neenah's cost position in the heavy municipal market. Following completion of the modernization program, Neenah has steadily decreased its production of lower margin products such as axle covers and brake drums and increased the production of higher margin, more complex parts, such as transmission and axle housings.

          Products, Customers and Markets

    Neenah provides a variety of products to both the heavy municipal and industrial markets. The following table sets forth information regarding the end-user markets served by Neenah, the products produced by Neenah, representative customers in each end-user market and the percentage of net sales attributable to each of Neenah's markets for the fiscal year ended September 30, 1998.

                                                                           PERCENTAGE OF NET
                                                                                SALES(1)
                                                                           ------------------
                                                      REPRESENTATIVE       FISCAL YEAR ENDED
      MARKET                  END PRODUCT                CUSTOMERS         SEPTEMBER 30, 1998
 -----------------      ------------------------      ---------------      ------------------
 Heavy Municipal        Standard castings             State and local            40.7%
                        including storm and           government
                        sanitary sewer castings,      entities,
                        including manhole covers      utility
                        and frames, storm sewer       companies,
                        frames and grates;            precast
                        specialty castings            concrete
                        including heavy duty          structure
                        airport castings,             producers and
                        specialized trench drain      contractors(2)
                        castings, specialty
                        flood control castings
                        and ornamental tree
                        grates
 Industrial

   Medium- and
   Heavy-Duty
   Truck                Differential carriers         Rockwell                   37.3%
                        and cases, brackets,          International
                        cages, calipers, caps,        Eaton Corp.
                        carriers, hubs,               Dana Corp.
                        knuckles, transmission
                        housings, yokes

   Farm Equipment       Various gear housings,        John Deere                 16.0%
                        planet carriers, axle         New Holland
                        housings, planting and
                        harvesting equipment
                        parts, counterweights

   Other
      Industrial        Compressor components,        Aisin                       6.0%
                        various housing and gear      The Trane
                        cases                         Company

---------------
 (1) Net sales include sales of Neenah Foundry Company only, excluding Hartley Controls Corporation and Neenah Transport, Inc.

 (2) No municipal customer represented more than 1.5% of Neenah Foundry's net sales for the fiscal year ended September 30, 1998.

     Heavy Municipal

       Neenah believes it is the largest manufacturer of heavy municipal iron castings in the United States. We estimate that our United States market share in calendar year 1998 was 19%. Neenah's broad heavy municipal product line consists of two general categories of castings, "standard" and "specialty" castings. Standard castings principally consist of storm and sanitary sewer castings which are consistent with pre-existing dimension and strength specifications established by local authorities. Standard castings are generally high volume items that are routinely used in new construction and infrastructure replacement. Specialty castings are generally lower volume, higher margin products which include heavy-duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates. These specialty items are frequently selected and/or specified from Neenah's municipal product catalog and its tree grate catalog. Together, these catalogs include over 4,400 standard and specialty patterns. For many of these specialty products, Neenah believes it is the only manufacturer with existing patterns to produce such a particular casting. However, a competing manufacturer could elect to make the investment in patterns or equipment necessary to produce such a casting.

       Neenah's municipal castings are sold to state and local government entities, utility companies, pre-cast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. Neenah's 17,000 active municipal customers generally make purchase decisions based on a number of criteria. These criteria include:

      - acceptability of the product per local specification,

      - quality,

      - service,

      - price and

      - the customer's relationship with the foundry.

 Relative to customers in the industrial market, municipal market customers are less technically demanding and rely on published product specifications to ensure product performance.

       A key aspect of winning orders in the heavy municipal market is the specification process in which a local authority or design engineer sets specific criteria for the casting or castings to be used in a particular project. Those criteria then become part of the formal plans and specifications that will govern the acceptability of castings for a particular project. Neenah seeks to be an active participant in the specification process. Our sales staff makes frequent calls on design engineers as part of a continuous effort to stay abreast of current specifications and upcoming projects. In these sales calls, Neenah seeks to create opportunities for the selection of specifications which utilize an existing Neenah pattern. In many cases, the design engineer who sets the specification does not make the purchase decision. However, when Neenah's specialty product is specified, it becomes more difficult for another manufacturer to provide an alternate part which might be considered acceptable. Neenah's professional sales staff and product engineering department are highly regarded by design engineers. Our sales staff are frequently consulted during the specification drafting process. Neenah believes its reputation for its product engineering support, consistent quality and reliable service have made Neenah's municipal and tree grate catalogs two of the most frequently used specification design tools in the municipal casting industry.

       Over the past three years, Neenah has begun to introduce what it calls "lightweighted" parts to the heavy municipal market. These lightweighted parts have been reengineered in order to reduce both their weight and the amount of raw materials necessary for their manufacture. The reengineered product maintains the high quality performance characteristics of the heavier version of the casting. This improvement in the design and manufacture of municipal castings has resulted in lower material costs and improved margins for this product line. Neenah is able to manufacture lightweighted castings because its manufacturing processes enables it to refine casting walls down to very narrow tolerances. Neenah's competitors cannot currently achieve many of these tolerances. Presently, only a portion of the municipal castings Neenah sells are candidates for lightweighting. Neenah expects to continue to increase the number of lightweighted castings which it offers for sale over the next several years.

     Industrial

       Neenah believes it is a leading manufacturer of a wide range of complex industrial castings, including castings for medium- and heavy-duty truck drive line components and farm equipment. We also believe we are the leading manufacturer of castings for specific components for compressors used in heating, ventilation and air conditioning systems. Neenah's industrial castings have increased in complexity since the early 1990's. Our industrial castings are generally produced in higher volumes than municipal castings. Complexity in the industrial market is determined by the intricacy of a casting's shape, the thinness of its walls and the amount of processing by a customer required before a part is suitable for use by it. Original equipment manufacturers ("OEMs") and their first tier suppliers have been demanding higher complexity parts. Purchasing these parts from an outside source reduces labor costs in OEMs' production processes by using fewer parts to manufacture the same finished product or assembly and by using parts which require less preparation before entering the production process.

       Neenah's industrial castings are primarily sold to a limited number of customers with whom Neenah has established a close working relationship. Neenah has sold to particular industrial customers for over 20 years. Neenah currently has multi-year arrangements with some of those customers. These customers make purchasing decisions based on, among other things, technical ability, price, service, quality assurance systems, facility capabilities and reputation. However, as in the municipal market, Neenah's assistance in product engineering plays an important role in winning the award of industrial castings. The average industrial casting typically takes between 12 and 18 months to go from the design phase to full production. It has an average product life cycle of approximately 8 to 10 years. The patterns for industrial castings, unlike the patterns for municipal castings, are owned by Neenah's customers rather than Neenah. However, such industrial patterns are not readily transferrable to other foundries without, in most cases, significant additional investment. Although foundries, including Neenah, do not design industrial castings, a close working relationship between a foundry and the customer during a product launch is critical. This close working relationship reduces potential production problems and minimizes the customer's risk of incurring lost sales or reputation damage due to a delayed launch. Involvement by a foundry early in the design process generally improves the likelihood that the customer will design a casting within the manufacturing capabilities of such foundry and also improves the likelihood that such foundry will be awarded the casting for full production.

       Neenah estimates that it has historically retained approximately 90% of the castings it has been awarded throughout the product life cycle, which is typical for the industry. Neenah believes industrial customers will continue to seek out foundries with a strong reputation for performance who are capable of providing a cost-effective combination of manufacturing technology and quality. Neenah's strategy is to further its relationships with existing customers by participating in the design and production of more complex industrial castings. Additionally, Neenah seeks out selected new customers who would value Neenah's performance reputation, technical ability and high level of quality and service.

       In addition to increasing its sales to existing customers and seeking out new customers, Neenah intends to explore opportunities in austempering and machining and assembling sub-components for specific industrial customers. Austempering is the process of heat treating a ductile iron casting to increase its strength. This increases the casting's ability to replace steel in additional applications. Machining and sub-assembling are value-added processes often performed by the OEM or third parties. Austempering, machining and sub-assembly are both processes which generally provide higher margins and increase a customer's reliance on the manufacturer.

  Sales and Marketing

     Heavy Municipal

       Over its 70 years of heavy municipal market participation, Neenah has emphasized sales and marketing. We believe we have built a strong reputation for customer service. Neenah believes it is one of the leaders in United States heavy municipal casting production. Neenah believes it has strong name recognition. Neenah has the largest sales and marketing effort of any foundry serving the heavy municipal market. Our sales and marketing force includes 51 Neenah employees and \24 commissioned representatives. The dedicated sales force works out of regional sales offices to market Neenah's municipal castings to contractors and state and local governmental entities throughout the United States. Neenah operates nine regional distribution and sales centers and has two other sales offices in Oklahoma City, Oklahoma and Norwood, Pennsylvania. Neenah believes this regional approach enhances its knowledge of local specifications and its position in the heavy municipal market.

     Industrial

       Neenah employs a dedicated industrial casting sales force of six people, five based in Neenah, Wisconsin and one based in Mansfield, Ohio. These six people consist of three account coordinators and three major account managers. The account coordinators support the ongoing customer relationships and organize the scheduling and delivery of shipments. The account managers work with customers' engineers and procurement representatives, Neenah engineers, manufacturing management and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds customer specifications. This team approach between sales, manufacturing, marketing, engineering and quality assurance is an integral part of Neenah's, marketing strategy.

  Manufacturing Process

    Neenah operates two modern foundries with an annual rated capacity of approximately 187,000 tons at a single location in Neenah, Wisconsin. Neenah's foundries manufacture gray and ductile iron. Our foundries cast the iron into intricate shapes according to customer metallurgical and dimensional specifications. From 1985 to 1997, Neenah invested approximately $100 million in its production facilities, with approximately $73 million invested from 1985 to 1990 in plant modernization and new equipment. Neenah also continually invests in the improvement of process controls and product performance. We believe that these investments and our significant experience in the industry have made us one of the most efficient manufacturers of industrial and heavy municipal casting products. During the fiscal year ended September 30, 1998, Neenah had a combined scrap rate of 2.3%.

    The casting process involves using metal, wood or urethane patterns to make an impression of a casting product in a mold made primarily of sand. Cores, also made primarily of sand, are used to make the internal cavities and openings in a casting product. Once the casting impression is made in the mold, the cores are set into the mold and the mold is closed. Molten metal is then poured into the mold, fills the mold cavity and takes on the shape of the desired casting product. Once the iron has solidified and cooled, the mold is shaken from the casting and the sand is recycled. The selection of the appropriate casting method, pattern, core making equipment and sand and other raw materials depends on the final product and its complexity, specifications, and function as well as intended production volumes. The casting process involves many critical variables, including choice of raw materials, design and production of tooling, iron chemistry and metallurgy, and core and molding sand properties. We must monitor the process parameters closely to ensure dimensional precision and metallurgical consistency. See "-- Quality Assurance."

    Neenah continually seeks to find ways to expand the capabilities of existing technology to improve manufacturing processes. For example, we have integrated Disamatic molding machines into our operations. Disamatic molding machines are considered to be among the most efficient sand molding machines because they produce high quality molds at high production rates. Disamatic molding machines are used by most of Neenah's direct competitors. Although Neenah was not the first foundry to acquire Disamatic molding machines, it has significantly enhanced the equipment's range of production by combining Disamatic molding with core-setting capabilities which exceed those of most foundries. To further improve upon the productivity of the Disamatic molding machines, Neenah has recently increased the length of two of its cooling lines, making each line among the longest lines in the world for comparable Disamatic equipment. This extension allows Neenah to run its machines at higher production rates while providing sufficient inmold cooling time prior to mold shakeout to facilitate the production of high quality castings. As a result of these and other similar efforts, Neenah has been able to increase productivity as measured in the number of molds per hour.

    Neenah also achieves productivity gains by improving upon the individual steps of the casting process. For example, Neenah has reduced the amount of time required to make a pattern change to produce a different casting product. The reduced time permits it to profitably produce castings in medium volume quantities on high volume, cost-effective equipment such as the Disamatic molding machines. Additionally, extensive effort in real time process controls permits Neenah to produce a consistent, dimensionally accurate casting product. This product requires less time and effort in the final processing stages of production. This accuracy contributes significantly to Neenah's manufacturing efficiency.

  Manufacturing Facilities, Equipment and Properties

    Neenah's headquarters and two foundries are located in Neenah, Wisconsin. The first manufacturing foundry, Plant 2, produces gray and ductile iron castings. Plant 2 is equipped with one BMD air impulse molding line, two Hydro slinger cope and drag molding units, and one 2070 Type B Disamatic molding machine. The second manufacturing foundry, Plant 3, produces ductile iron castings. Plant 3 is equipped with one 2013 Mark IV Disamatic molding machine and one 2070 Type B Disamatic molding machine. In July, 1995, Neenah completed a program in Plant 3 to gain efficiencies in material handling, labor utilization and molding line productivity. Industrial and municipal castings are produced in both plants. Neenah owns seven and leases six distribution and sales centers.

  Quality Assurance

    Constant testing and monitoring of the manufacturing process is important to maintain product quality. Neenah has adopted sophisticated quality assurance techniques and policies for its manufacturing operations. During and after the casting process, Neenah performs numerous tests, including tensile, proof-load, radiography, ultrasonic, magnetic particle and chemical analysis. Neenah utilizes statistical process controls to measure and control significant process variables and casting dimensions. The results of this testing are documented in metallurgical certifications which are provided with each shipment to most industrial customers. Neenah strives to maintain systems that provide for continuous improvement of operations and personnel, emphasize defect prevention and reduce variation and waste in all areas.

  Distribution

    Neenah sells a substantial amount of its municipal castings through its network of two warehouses, nine distribution and sales centers and two other sales offices. Industrial castings are shipped direct to customers from Neenah. For many municipal and a small portion of its industrial customers, castings are delivered by Neenah Transport, Inc. ("Neenah Transport"). Neenah Transport is a wholly owned subsidiary of Neenah. Neenah Transport operates a fleet of 28 tractors and 101 trailers that deliver products throughout the Midwest. For sales outside of the Midwest, increased transportation costs impact the ability of Neenah to compete on a cost basis. Neenah Transport also backhauls raw materials for use by Neenah on return trips. Neenah Transport is staffed with professional drivers who are trained in service standards and product knowledge as representatives of Neenah. To Neenah's knowledge, none of Neenah's major heavy municipal competitors have a captive transportation subsidiary. Neenah believes Neenah Transport's service and drivers provide another differentiating factor in favor of Neenah.

  Raw Materials

    The primary raw materials used by Neenah to manufacture iron castings are steel scrap, pig iron, metallurgical coke and silica sand. While there are multiple suppliers for each of these commodities, Neenah has sourcing arrangements with its suppliers of each of these major raw materials, with the exception of pig iron. Due to long standing relationships with each of its suppliers, Neenah believes that it will continue to be able to secure raw materials from its suppliers at competitive prices. The primary energy sources for Neenah's operations, electricity and natural gas, are purchased through utilities.

    Although the prices of all raw materials used by Neenah vary, the fluctuations in the price of steel scrap are the most significant to Neenah. Neenah has arrangements with most of its industrial customers to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods. These periods vary by customer but are generally no longer than six months. Castings are generally sold to the heavy municipal market on a bid basis and, after a bid is won, the price for the municipal casting subject to the bid generally cannot be adjusted for raw material price increases. However, in most cases, Neenah has been successful in obtaining higher municipal casting unit prices in subsequent bids to compensate for rises in scrap prices in prior periods. Rapidly fluctuating scrap prices may have a temporary adverse or positive effect on Neenah's results of operations.

  Competition

    The markets for Neenah's products are highly competitive. Competition is based on:

    - price,

    - quality of product,

    - range of capability,

    - level of service and

    - reliability of delivery.

 Neenah competes with numerous independent and captive foundries, as well as with a number of foreign iron foundries, including foundries located in India. Neenah also competes with several large domestic manufacturers whose products are made with materials other than ductile and gray iron, such as steel or aluminum. The industry consolidation that has occurred over the past 20 years has resulted in a significant reduction in the number of smaller foundries and a rise in the share of production by larger foundries. Some of these larger foundries have significantly greater financial resources than Neenah. Competition from India has had a strong presence in the heavy municipal market. Indian competition continues to be a factor, primarily in the western and eastern coastal states, due in part to costs associated with transportation. However, foreign companies have been, and continue to be, subject to antidumping and counterveiling duty enforcement litigation. Neenah believes this litigation has had a negative effect on foreign companies' ability to compete in the United States markets. We cannot assure you that these factors will continue to mitigate the impact of foreign competition, or that we will be able to maintain or improve our competitive position in the markets in which we compete.

  Backlog

    Neenah's industrial business generally involves supplying all or a portion of a customer's annual requirements for a particular casting. Industrial customers generally order castings on a monthly basis. Orders for the heavy municipal market are generally received for specific casting products and cover a much larger range of castings. Neenah's backlog at any given time consists only of firm industrial and municipal orders. Neenah's backlog was 18,203 tons at December 31, 1998 as compared to 18,723 tons at September 30, 1998. The decrease in backlog of approximately 3% was primarily the result of seasonal softening in the municipal segment and a decrease in product orders for components used in agriculture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Hartley Controls

    Hartley Controls, a wholly owned subsidiary of Neenah, engineers, manufactures and sells customized sand control systems. Sand control systems are an essential part of the casting process, to other iron foundries. The sand molding media used in all high production iron foundries is a critical element in determining the mold quality. Exacting and consistent control of this sand with respect to moisture and chemical additives is an essential element for process control. This control relates directly to casting quality, scrap rate and the ability to produce complex molds for highly engineered castings. Hartley Controls is a major United States supplier of sand control systems, with over 300 installations since 1986. Hartley Controls has made investments in process technology and has several patented technologies related to sand systems, including

          - "Automatic Moisture Controllers,"

          - "Even-Flo Bin,"

          - "Automatic Compactibility Tester,"

          - "Automatic Bond Determinator,"

          - "Green Sand Reconditioner" and

          - "Sandman."

 Sales of these sand systems and related products represented approximately 3% of Neenah's net sales for year ended September 30, 1998.

    In addition, Hartley Controls has recently expanded overseas. After only three years, it has become a significant supplier of sand control systems in the United Kingdom. Hartley Controls is the only manufacturer to supply control systems in the United Kingdom for all brands of foundry sand mixers. Hartley Controls also currently exports sand control systems to India. Hartley Controls provides Neenah access to the newest technology in sand control as it becomes available.

  Employees

    As of September 30, 1998, Neenah had 970 full time employees. 761 were hourly employees, and 209 were salaried employees. The Local 121B of the Glass, Molders, Pottery, Plastics and Allied Workers International Union AFL-CIO is the major bargaining agent for, and representative of, 726 of Neenah's hourly employees. The collective bargaining agreement with Local 121B was reached on December 31, 1998 and expires on December 31, 2001. The Independent Pat-ternmakers Union of Neenah, Wisconsin is the major bargaining agent for, and representative of, 35 of Neenah's hourly employees. The collective bargaining agreement with the Independent Patternmakers Union was reached on January 1, 1998 and expires on December 31, 2000. Neenah believes that it has a good relationship with its employees.

  Litigation

    Neenah is involved in routine litigation incidental to its business. Such litigation is not, in the opinion of management, likely to have a harmful effect on the financial condition or results of operation of Neenah.

  Environmental Matters

    Each of Neenah's and the recently acquired subsidiaries' facilities are subject to federal, state and local laws and regulations relating to pollution and the protection of the environment and worker health and safety. These laws and regulations include those relating to discharges to air, water and land, the handling and disposal of waste, the operation of landfills and the cleanup of properties affected by hazardous substances. Such laws include, among others, the federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), and the Occupational Safety and Health Act. Neenah believes that its and each of the recently acquired subsidiaries' operations are currently in substantial compliance with applicable environmental laws and regulations. Neenah believes it has no liabilities arising under such laws and regulations, except those that would not be expected to have a harmful effect on any of Neenah's or any of the recently acquired subsidiaries' operations, financial condition or competitive position. However, some risk of environmental liability and other costs is inherent in the nature of each of Neenah's and the recently acquired subsidiaries' businesses. Any of Neenah or the recently acquired subsidiaries might in the future incur significant costs to meet current or more stringent compliance, cleanup or other obligations in accordance with environmental requirements. Such costs may include expenditures related to remediation of historical releases of hazardous substances or clean-up of physical structures upon decommissioning.

    Under the federal Clean Air Act Amendments of 1990, the U.S. Environmental Protection Agency is directed to establish maximum achievable control technology standards for the industrial operations that are major sources of hazardous air pollutants. The iron foundry industry is not expected to be required to implement the maximum achievable control technology emissions limits, control technologies or work practices until the year 2003 at the earliest. Neenah cannot accurately estimate the costs to comply with the maximum achievable control technology standard until it is issued. The maximum achievable control technology standard, when implemented, and state laws governing the emission of toxic air pollutants may require that Neenah's or the recently acquired subsidiaries' facilities incur significant costs for air emission control equipment, air emission monitoring equipment or process modifications.

DALTON CORPORATION

  Overview

    On September 8, 1998, Neenah acquired all the capital stock of Dalton Corporation for $102.0 million in cash (excluding fees and expenses of $0.6 million). Dalton manufactures and sells:

     - gray iron castings for refrigeration systems,

     - air conditioners,

     - heavy equipment,

     - engines,

     - gear boxes,

     - stationary transmissions,

     - heavy duty truck transmissions and

     - other automotive parts.

 Dalton's four operating facilities have each been structured to manufacture or machine specific components to customer specifications. Dalton specializes in using cold box and shell core products as well as precision high-pressure molds to manufacture gray iron castings. The majority of Dalton's castings range in size from one pound to 700 pounds.

  Products and Market Share

    Dalton's revenues are generated from customers in several industries. However, refrigeration and air conditioning represent the largest concentration of tons shipped. Management estimates approximately 45% of tons shipped are related to refrigeration and air conditioning. Dalton serves primarily three markets:

     - refrigeration and air conditioning,

     - automotive/truck market and

     - heavy equipment.

  Recent Financial Results

    Over the past five years, Dalton has experienced consistent growth in tons of castings produced and net sales. However, it has generated a gradually decreased level of net income. The decrease in net income has been caused primarily by:

     (1) increased interest expense due to indebtedness incurred to finance the repurchase of shares of Dalton's capital stock from employees when Dalton was owned by an employee stock ownership plan;

     (2) increased fixed costs resulting from increased levels of production;
         and

     (3) losses incurred by the Ashland facility as a result of its conversion from a ductile to a gray iron casting facility.

    This conversion, which has been completed, was undertaken due to lower than expected orders of the Ashland facilities ductile casting products.

  Customers

    Dalton has over 100 customers across several industries, with four of Dalton's largest five customers operating in the refrigeration and air conditioning industry. Dalton's largest 10 customers accounted for approximately 68% of Dalton's fiscal year 1998 net sales.

  Raw Materials

    The primary raw materials used by Dalton to manufacture iron castings are steel scrap, pig iron, metallurgical coke and silica sand. There are multiple suppliers for each of these commodities. Dalton has sourcing arrangements with its suppliers of each of these major raw materials, with the exception of pig iron. Due to long standing relationships with each of its suppliers, Dalton believes that it will continue to be able to secure raw materials from its suppliers at competitive prices. The primary energy sources for Dalton's operations are electricity and natural gas. They are purchased through utilities.

    The prices of all raw materials used by Dalton vary. Fluctuations in the price of steel scrap are the most significant to Dalton. Dalton has arrangements with most of its industrial customers to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods. These periods vary by customer but are generally no longer than six months. Rapidly fluctuating scrap prices may have a temporary adverse or positive effect on the Dalton's results of operations.

  Competition

    Dalton operates in the same industry as Neenah and therefore faces the same competitive environment as Neenah. See "-- Neenah Foundry
 Company -- Competition" and "Risk Factors -- Competition."

  Manufacturing Facilities

    Dalton currently operates four facilities. The main plant, located in Warsaw, Indiana was established in 1910. Between 1992 and 1995 Dalton acquired a second plant in Kendallville, Indiana and a third plant in Ashland, Ohio. In addition, in 1997 Dalton acquired the remaining 50 percent interest in a machining facility located in Stryker, Ohio. Dalton has established a separate headquarters and office facility in Warsaw, Indiana.

  Employees

    At September 30, 1998, Dalton employed 1,638 individuals. There were 1,336 hourly employees and 302 salaried and clerical employees.

    Almost all of Dalton's production employees are members of either the Steel Workers' Union or the Glass, Molders, Pottery, Plastics and Allied Workers International Union. A collective bargaining agreement is negotiated every three to five years. The current agreement with the employees at the Warsaw, Indiana plant expires in April 2003. The current agreement with the employees at the Kendallville, Indiana plant expires on July 25, 1999. The current agreement with the employees at the Ashland, Ohio plant expired on April 26, 1999 and was renewed on February 1, 1999 upon substantially the same terms through April 27, 2002. Management believes that employee relations are good.

  Litigation

    Dalton is involved in routine litigation incidental to its business. We do not believe that such litigation is likely to have a harmful effect on our financial condition or results of operations.

  Environmental Matters

    Dalton is subject to environmental, health and safety laws comparable to those governing Neenah. See "-- Neenah Foundry Company -- Environmental Matters."

  Status of Dalton's Air Emission Compliance

    In connection with Dalton's submission of operating permit applications for air emission sources at its facilities in Warsaw, Indiana and Kendallville, Indiana under Title V of the federal Clean Air Act Amendments of 1990, the Indiana Department of Environmental Management asked Dalton to address several issues of concern:

     (1) alleged exceedances of particulate and volatile organic compound emissions levels;

     (2) the applicability of Prevention of Significant Deterioration permit review requirements; and

     (3) alleged construction and operation of sources without the required permits.

    With respect to (1) above, stack testing conducted at the facility in Warsaw, Indiana in January demonstrated compliance with particulate emissions levels. Based on results at the facility in Warsaw, Indiana, we believe the facility in Kendallville, Indiana should also be in compliance. Issues raised thus far by the Indiana Department of Environmental Management regarding volatile organic compound issues applicable to the facility in Warsaw, Indiana have been resolved in favor of the facility in Warsaw, Indiana. The facility in Kendallville, Indiana has agreed to accept limits on its volatile organic compound emissions from the paint operation and is also in compliance with volatile organic compound limits.

    With respect to (2) above, Prevention of Significant Deterioration has been found inapplicable to the Warsaw, Indiana plant; there has been no determination regarding Prevention of Significant Deterioration applicability to the facility in Kendallville, Indiana at this time.

    With respect to (3) above, both plants expect penalties based on failure to obtain construction and operation permits, but both plants have applied for limited liability and any penalties are not expected to be material.

    The Title V of the federal Clean Air Act Amendments of 1990 application review is continuing for both the facility in Warsaw, Indiana and the facility in Kendallville, Indiana. At this time it appears that the facility in Warsaw, Indiana will not be required to upgrade equipment or to go through Prevention of Significant Deterioration review. Determinations regarding the facility in Kendallville, Indiana have not progressed sufficiently to enable any conclusions on these issues.

  Warsaw Monofill NOVs

    Warsaw informed the Indiana Department of Environmental Management that it overfilled some areas of one cell of its monofill and has received notification from the Indiana Department of Environmental Management that this constitutes a violation of its permit. Dalton submitted a request to modify its permit to allow the overfill to remain. The facility in Warsaw, Indiana has yet to receive a penalty request from the Indiana Department of Environmental Management. However, the expected penalty remains at $100,000 to $150,000 based on similar situations. Although not likely, Dalton could be required to relocate the overfill material to another location within its permitted monofill if the modification request is denied.

ADVANCED CAST PRODUCTS, INC.

  Overview

    On September 8, 1998, ACP Holding Company contributed the capital stock of Advanced Cast Products, Inc. to Neenah. The fair market value of the contribution will be added to the amount of restricted payments we are permitted to make under the indenture listed in the section "Description of Notes" under the heading "Covenants" and the subheading "Limitation on Restricted Payments." In connection with the contribution, we assumed $14.9 million of indebtedness of Advanced Cast Products, Inc. We also refinanced $14.6 million of the assumed indebtedness with borrowings under our senior bank facilities.

    Advanced Cast Products is headquartered in Dublin, Ohio. Advanced Cast Products produces its products through three principal facilities. The largest operation, Meadville, manufactures ductile iron castings through both the traditional green sand molding process and its proprietary Evapcast lost foam casting process. The Belcher operation manufactures malleable cast iron parts primarily for the electrical fittings industry. Finally, the Peerless operation produces bearing adapters for use in rail cars. Peerless is one of only three U.S. companies that manufacture railroad bearing adapters. Since 1990, Advanced Cast Products has generated gradually increasing sales and operating income primarily due to increased volume of products shipped.

  Products and Processes

    Advanced Cast Products is a leading independent manufacturer of ductile and malleable iron castings that are produced through both traditional casting methods and through Advanced Cast Products' Evapcast lost foam casting process. Advanced Cast Products' production capabilities also include a range of finishing operations including austempering and machining. Advanced Cast Products sells its products primarily to companies in the heavy truck, construction equipment, railroad, mining, electrical fittings and automotive industries.

    Evapcast and CasTuf are two of Advanced Cast Products' proprietary casting processes. Evapcast utilizes lost foam molding technology to produce near net-shape castings. These castings allow for tighter tolerances, a smoother surface and enhanced part complexity. As a result, Evapcast castings require significantly less machining. The CasTuf process produces austempered ductile iron castings with superior strength characteristics. CasTuf replaces more expensive steel castings, forgings and fabrications. This provides increased design flexibility. Management believes that Advanced Cast Products is the first and only ductile foundry in the U.S. with its own in-house austemper furnace. Additionally, management believes that Advanced Cast Products is one of only two ductile iron foundries to have developed the lost-foam casting process. Advanced Cast Products is also a leading provider of in-house machined castings through its expanded machining capability, which utilizes state-of-the-art computer numerical controlled machines.

    Advanced Cast Products' products and processes have enabled the company to develop long-term working relationships with many key customers. This has allowed Advanced Cast Products to retain existing customers, build on its customer base and obtain favorable pricing.

  Customers

    Advanced Cast Products serves a diverse base of approximately 400 customers. Freightliner Corporation, Advanced Cast Products' largest customer, accounted for more than 16% of Advanced Cast Products' net sales for its fiscal year ended September 30, 1998. Advanced Cast Products specializes in meeting the more difficult requirements of its largest customers such as Caterpillar, Freightliner and Dana. Advanced Cast Products has been presented supplier awards from each of these OEMs. Advanced Cast Products has earned the ability to obtain new part awards as they become available.

    Advanced Cast Products works closely with its customers from the beginning of the design process until the shipment of finished parts. Due to this level of customer service, along with its products and services, Advanced Cast Products has been able to increase sales to existing customers and expand its customer base. Advanced Cast Products offers its customers a package, which includes casting, austempering, machining, painting and assembly. This combination of products and services reduces the risk of Advanced Cast Products customers moving their products to other manufacturers.

    Advanced Cast Products sells its products to customers in a wide range of industries. In fiscal year 1997, Advanced Cast Products' net sales were primarily to the heavy truck, railroad and pipe pressure fitting industries.

  Raw Materials

    The primary raw materials used by Advanced Cast Products to manufacture iron castings are steel scrap, alloys and silica sand. There are multiple suppliers for each of these commodities. Advanced Cast Products has sourcing arrangements with its suppliers of each of these major raw materials. Due to long standing relationships with each of its suppliers, Advanced Cast Products believes that it will continue to be able to secure raw materials from its suppliers at competitive prices. The primary energy sources for Advanced Cast Products' operations are electricity and natural gas. They are purchased through utilities and competitive third party bidding.

    Although the prices of all raw materials used by Advanced Cast Products vary over time, the fluctuations in the price of steel scrap are the most significant to Advanced Cast Products. Advanced Cast Products has arrangements with most of its industrial customers to adjust industrial casting prices to reflect scrap price fluctuations.

  Competition

    Advanced Cast Products operates in the same industry as Neenah. Therefore, it faces the same competitive environment as Neenah. See "-- Neenah Foundry Company -- Competition" and "Risk Factors -- Competition."

  Manufacturing Facilities

    Advanced Cast Products currently operates 3 facilities. Since 1989, Advanced Cast Products has spent over $14.0 million on capital equipment to:

    - expand production capacity,

    - improve efficiency,

    - add new production capabilities,

    - replace equipment and

    - improve the quality of its products.

 Advanced Cast Products investments have included, for example, state of the art Disamatic molding lines at both its Meadville and Belcher facilities and computer numerical controlled machining centers at Meadville. The new molding lines have increased capacity and reduced operating costs.

    In addition, new capital expenditures are underway for Meadville. These capital expenditures include:

    - an autopour unit for its current Disamatic line,

    - a larger Disamatic molding line for larger castings,

    - a second austemper line, and

    - additional computer numerical controlled machines.

 Belcher's new capital expenditures also include an autopour unit in addition to a heat treat furnace. Peerless is adding a new computer numerical controlled machining center.

  Employees

    Advanced Cast Products has approximately 90 salaried and approximately 370 hourly employees represented by the United Steelworkers of America. The collective bargaining agreement for Belcher and Meadville expires in June 1999 and in October 1999, respectively. Neenah is currently beginning discussions with representatives of the United Steelworkers of America to renew the collective bargaining agreement for its Belcher facility, and currently management anticipates renewing the collective bargaining agreement without any work stoppages.

  Litigation

    Advanced Cast Products is involved in routine litigation incidental to its business. We do not believe that such litigation is likely to have a harmful effect on our financial condition or results of operations.

  Environmental Matters

    Advanced Cast Products is subject to environmental, health and safety laws comparable to those governing Neenah. See "-- Neenah Foundry
 Company -- Environmental Matters."

  Intellectual Property

    Meadville holds trademark rights on two advanced proprietary processes, Evapcast and CasTuf. Meadville was one of the first foundry operations to provide completely finished parts through an integrated machining capability.

MERCER FORGE CORPORATION

  Overview

    On April 3, 1998, we acquired all the capital stock of Mercer Forge Corporation for $47.0 million in cash (excluding fees and expenses of $0.5 million). Mercer was founded in 1954. Mercer is a leading producer of complex-shaped forged components for use in transportation, railroad, mining and heavy industrial applications. Mercer is also a leading producer of microalloy forgings. Mercer sells directly to OEMs and industrial end users.

    Until the mid-1980's, Mercer produced military tank parts. Mercer converted from a defense contractor to a commercial manufacturer. Today it is one of the leading suppliers to the heavy duty truck sector. Mercer produces approximately 500 individually forged components. It has developed specialized expertise in forgings of microalloy steel. Management estimates microalloy steel forgings account for approximately 40% of its production.

  Products and Markets

    Mercer designs its products to customer specification. Typical production runs are 1,000 or more units. Mercer currently operates eight mechanical press lines. These press lines run from 1,300 tons to 4,000 tons. Mercer's principal plant is a 130,000 square foot facility located in Mercer, Pennsylvania. Key markets for Mercer include truck and automotive parts, railroad equipment and general industrial machinery.

    The following is a summary of Mercer's product capabilities, broken out by the principal customer categories it serves:

 -----------------------------------------------------------------------------------------
          INDUSTRY                                      PRODUCTS
 -----------------------------------------------------------------------------------------
   Truck                       Drive Train Components; Sector Shafts; Knuckles, Spindles;
                               King Pins
 -----------------------------------------------------------------------------------------
   Automotive                  Transmission Gears; Hubs, Front Wheel Universal Components;
                               Drive Train Yokes; Spindles
 -----------------------------------------------------------------------------------------
   Mining Equipment            Shoes; Fight Bars; Gear Blanks; Hubs; Sleeves
 -----------------------------------------------------------------------------------------
   Railroad                    Wheels; Draft Gear Components; Tank Car Valves; Piston
                               Carries; Articulated Car Bearings; Connecting Rods
 -----------------------------------------------------------------------------------------
   Off-Highway/ Agriculture    Yokes; Spindles; Flanges; Gear Blanks; Hubs; Track Links;
                               Roller Shafts; Drive Line Components
 -----------------------------------------------------------------------------------------
   Industrial                  Gears; Bearings; Wheels; Cams
 -----------------------------------------------------------------------------------------
   Military Ordinance          Projectile Components; Missile Components; Center Guides;
                               End Connectors; Tank Track Components
 -----------------------------------------------------------------------------------------

  The Forged Components Market

    Demand for forged products for civilian application closely follows the general business cycle and the level demand for capital goods. There is a consistent base level of demand for replacement parts which is somewhat inelastic. The strongest expansions in the forging industry coincide with periods of economic growth. Presently, there are generally improved economic conditions and a boom in the transportation sector. Therefore, Mercer and most other domestic forgers are currently experiencing growing demand for their products.

  The Forging Process -- Description and Benefits

     Manufacturing Process

       Forgings, casting and fabrication are the principal commercial metal working processes. In forging, metal is pressed, pounded or squeezed under great pressure, with or without the use of heat, into parts. These parts retain the metal's original grain flow. This imparts high strength, ductility and resistance properties.

      Forging itself usually entails one of four principal process:

        - impression die;

        - open die;

        - cold; and

        - seamless rolled ring forging.

 Mercer uses impression die, open die and cold forging, but not seamless rolled ring forging. Impression die forging is commonly referred to as "closed die" forging. Closed die forging is the principal process employed by Mercer. It involves bringing two or more dies containing "impressions" of the part shape together under extreme pressure. This causes the forging stock to undergo plastic reformation. Because the metal flow is restricted by die containers, this process can yield more complex shapes and closer tolerances than the "open die" forging process. Impression die forging is used to produce:

        - military and off-highway track and drive train parts;

        - automotive and truck drive train and suspension parts;

        - railroad engine, coupling and suspension parts;

        - military ordinance parts; and

        - other items where close tolerances are required.

       In open die forging, metal is not confined laterally by impression dies during forging. Open die forging progressively works the starting stock into the desired shape, generally between flat faced dies. Open die forging allows production of a broad range of shapes and sizes.

       Cold forging is a process in which a chemically-lubricated bar slug is forced into a closed die under extreme pressure. In this way, unheated metal flows into the desired shape. The cold forging process is best used to manufacture smaller, cylindrical pats such as shafts, spindles and small net gears.

       Once a rough forging is produced, it must be machined. This process is known as "finishing" or "conversion." It smooths the component's exterior and mating surfaces. The finishing process also adds any required specification, such as groves, threads, bolt holes and brand name markings. The finishing process can contribute significantly to the value of the end product, especially in custom situations. Machining can be performed in-house by the forge, by a machine shop which performs this process exclusively or by the end-user.

       An internal staff of five engineers designs products to meet customer specifications incorporating computer assisted design work stations for tooling design. Mercer's forged products are inherently less expensive and stronger. Therefore, it has been successful in replacing some cast parts previously supplied by third party foundries. Management believes that Mercer is an industry leader in forging techniques using microalloy steel. The use of microalloy steel produces parts which are lighter and stronger than those forged from conventional carbon steel.

  Customers

    Mercer's in-house sales organization sells direct to end users and OEMs. A key element of Mercer's sales strategy is its ability to develop strong customer relationships. It develops these customer relationships through responsive engineering capability, dependable quality and just-in-time performance.

  Raw Materials and Distribution

    The principal raw materials used in Mercer's products are carbon and microalloy steel. Mercer purchases substantially all of its carbon steel from four principal sources. Mercer typically maintains 30 to 60 days supply on hand. Mercer buys approximately 40,000 tons of raw steel per year. Mercer has never suffered an interruption of materials supply. Additionally, management believes that adequate alternative sources of supply are available within the immediate vicinity.

  Competition

    Mercer competes primarily in a highly fragmented industry. The industry includes several dozen other press forgers and hammer forge shops. Hammer shops cannot typically match press forgers' high volume, single component manufacturing, or close tolerance production. Competition in the forging industry has also historically been determined both by product and geography. A large number of relatively small forgers across the country carve out their own product and customer niches. In addition, most end users manufacture some forgings themselves. End users often maintain a critical minimum level of production in-house and contracting out the balance. The primary basis of competition in the forging industry is price. However, engineering, quality and dependability are also important. Some of Mercer's competitors have significantly greater resources than Mercer. We cannot assure you that Mercer will be able to maintain or improve its competitive position in the markets in which it competes.

    Mercer is not aware of any significant offshore competition within its current product categories. Due to the importance of customer relationships and engineering capabilities, most foreign producers are unable to compete.

  Manufacturing Facilities

    Mercer is located in northwest Pennsylvania, about 60 miles north and west of the Greater Pittsburgh airport. Mercer owns it principal forging facility. The facility occupies a twenty-one acre site and consists of a 130,000 square foot manufacturing facility and an adjacent office complex. The facility was partially rebuilt and expanded by 50,000 square feet in 1989. Mercer also leases an 18,000 square foot machine shop facility located in Sharon, Pennsylvania, approximately ten miles from Mercer's headquarters.

    Mercer's main plant is able to forge complex components in runs of 500 to 10,000 units. Mercer manufactures approximately 500 individual products (SKUs). Approximately half run throughout the production year. Heating capacity is 59,000 pounds per hour through eight induction heaters. Mercer's existing equipment can handle forging weights of 3 to 100 pounds and forging diameters ranging from 2 1/2 inches to 13 inches. Shear/saw production can handle up to 6 inch diameter billets.

    Mercer presently operates eight press lines consisting of one 4,000 ton, two 3,000 ton, two 2,000 ton and three 1,300 ton press lines. This equipment includes two new press lines including heating equipment, trim presses and billet loaders. The plant uses four microalloy conveyors. Mercer is also equipped with saws and shearers to cut billets from round and square steel bars. Mercer maintains a fully equipped quality control facility, magniflux machine, shot cleaning equipment, complete die welding facility and die repair machine shop.

  Backlog

    Forging backlog at December 31, 1998 is approximately 16.4 million, based on firm orders from existing customers. Though Mercer is the sole supplier of specific components to several of its key accounts, Mercer does not book backlog until customer release dates are received. Mercer ships most orders within 30 days of manufacture.

  Employees

    Mercer currently has 155 full time hourly employees. All of these employees are represented by a collective bargaining agreement with United Steel Workers of America. This contract expired March 31, 1999 and there is currently a work stoppage at the facility. Neenah is currently in discussions with representatives from the United Steelworkers of America with regard to renewal of this contract, and does not anticipate a prolonged work stoppage. Management does not believe that any such work stoppage will have a significant impact on Neenah as a whole. In addition, Mercer's machining operation has a nine year contract with the United Steel Workers of America which expires in 2004. Mercer also occasionally utilizes an outside temporary service in its packing operation.

  Litigation

    Mercer is involved in routine litigation incidental to its business. We do not believe that such litigation is likely to have a harmful effect on our financial condition or results of operations.

  Environmental Matters

    Mercer is subject to environmental, health and safety laws comparable to those governing Neenah. See "-- Neenah Foundry Company -- Environmental Matters."

DEETER FOUNDRY, INC.

  Overview

    On March 30, 1998, we acquired the capital stock of Deeter Foundry, Inc. for $24.3 million (excluding fees and expenses of $0.3 million), consisting of $20.4 million of cash and a $3.9 million seller note. ACP Holding Company, the parent company of our parent company, NFC Castings, Inc., issued the $3.9 million seller note to Deeter's selling shareholders. The seller note does not bear interest and matures on March 30, 1999. Payment of the principal amount of the seller note is supported by a letter of credit issued under our senior debt instruments. We financed the cash portion of the purchase price and all fees and expenses from cash on hand.

    Since 1945, Deeter has been producing gray iron castings for the heavy municipal market. Deeter's municipal casting product line includes manhole frames and covers, storm sewer inlet frames, grates and curbs, trench grating and tree grates. Deeter also produces a wide variety of special application construction castings. These products are utilized in waste treatment plants, airports, telephone and electrical construction projects. Deeter's centralized location in Lincoln, Nebraska allows it to service the majority of its geographical market area with overnight delivery. In addition, Deeter maintains 2 stockyards located in the midwest and western U.S.

  Customers

    Deeter serves the same customer and market base as Neenah's heavy municipal line. See "-- Neenah Foundry Company -- Products, Customers and Markets."

  Raw Materials

    The primary raw materials used by Deeter to manufacture iron castings are steel scrap, pig iron, metallurgical coke and silica sand. There are multiple suppliers for each of these commodities. Deeter has sourcing arrangements with its suppliers of each of these major raw materials, with the exception of pig iron. Due to long standing relationships with each of its suppliers, Deeter believes that it will continue to be able to secure raw materials from its suppliers at competitive prices. The primary energy sources for Deeter's operations are electricity and natural gas. They are purchased through utilities.

    The prices of all raw materials used by Deeter vary. Fluctuations in the price of steel scrap are the most significant to Deeter. Deeter builds to stock based on forecast sales during any given period and generally does not have any long term customer contracts. In periods of rapidly rising or falling scrap prices, prices charged to customers will quickly reflect the current scrap price. Rapidly fluctuating scrap prices may have a temporary effect on Deeter's results of operations.

  Competition

    Deeter operates in the same industry as Neenah and therefore faces the same competitive environment as Neenah. See "-- Neenah Foundry
 Company -- Competition" and "Risk Factors -- Competition."

  Manufacturing Facilities

    Deeter is located on an 18 acre site in Lincoln, Nebraska with 71,000 square feet of manufacturing area. Deeter operates three green sand molding lines with a current annual capacity of 20,000 net saleable tons. Deeter maintains stockyards located in Denver, Colorado. Their primary distribution yard is located on site in Lincoln, Nebraska.

  Employees

    At September 30, 1998 Deeter had 97 full time hourly employees and 25 salaried employees. The workers are non-union. Deeter believes its relations with its employees are good.

  Litigation

    Deeter is involved in routine litigation incidental to its business. We do not believe that such litigation is likely to have a harmful effect on our financial condition or results of operations.

  Environmental Matters

    Deeter is subject to environmental, health and safety laws comparable to those governing Neenah. See "-- Neenah Foundry Company -- Environmental Matters."

    On May 30, 1997, prior to Neenah's acquisition of Deeter, Deeter pleaded guilty to disposing of hazardous waste without a permit and agreed to pay a fine of $500,000, perform (by its president, Douglas E. Deeter) 300 hours of community service and provide information regarding its waste handling and disposal practices. Management believes that Deeter has complied and that the matter will result in no further liabilities.

CAST ALLOYS, INC.

  Overview

    On December 31, 1998, we acquired Niemin Porter & Co., which conducts its business under the name Cast Alloys, Inc., and its subsidiary, International Golf, S.A. de C.V., a corporation organized under the laws of the United Mexican States. Consideration for this acquisition was $42.0 million in cash, subject to a post-closing adjustment. We financed the acquisition of Cast Alloys from a portion of the proceeds we received from issuance of the old notes.

    Cast Alloys' principal business is the manufacture of investment-cast titanium and stainless steel golf club heads. Cast Alloys operates out of three principal facilities in Chatsworth, California, Carlsbad, California and Northridge, California. Cast Alloys' wholly owned subsidiary, International Golf, operates as a cost center for Cast Alloys. International Golf is also principally involved in the manufacture of investment-cast titanium and stainless steel golf club heads. International Golf operates out of three facilities located in Tijuana, Mexico. Cast Alloys is operated as our wholly owned subsidiary under the direction of our management.

  Customers

    Cast Alloys presently sells almost all of its products to Callaway Golf. Sales for the twelve months ended September 30, 1998 were $68.7 million. $63.0 million, or 91%, was sold to Callaway. Taylor Made was second on the customer list. Sales to Taylor Made accounted for $2.4 million or 4%. Smaller customers such as Wilson Sporting Goods made up the remaining 5%.

  Raw Materials

    Raw materials include titanium ingot, revert titanium, stainless steel, and other foundry and polishing materials. Cast Alloys has contractual arrangements for the purchase of titanium ingot from foreign sources at competitive prices.

  Competition

    Cast Alloys' main competitors include Coastcast Corporation, the primary supplier of clubs to Taylor Made; Sturm Ruger, Inc., a titanium ammunition manufacturer; and Selmet, Inc.

  Manufacturing Facilities

    Cast Alloys manufactures steel and titanium golf club heads for major golf club manufacturers. Cast Alloy's golf clubs are produced in four facilities. Steel clubs are cast and polished in separate facilities in Tijuana, Mexico. In 1996 and 1997, Cast Alloys installed three "arc melting" furnaces and four "cold wall" furnaces in its Northridge, California foundry for the production of titanium golf club heads. "Arc melting" furnaces have the ability to melt titanium in an ingot form. "Cold wall" furnaces have the ability to melt titanium in various forms. Thus, Cast Alloys is able to recycle by melting scrap titanium pieces. Recycling results in significantly lower unit production costs.

  Employees

    Cast Alloys employed approximately 2,158 people as of September 30, 1998. Of these, approximately 1,960 are employed at Cast Alloy's Mexican facilities.

  Litigation

    Cast Alloys is involved in routine litigation incidental to its business. We do not believe that such litigation is likely to have a harmful effect on our financial condition or results of operations.

  Environmental Matters

    Cast Alloys is subject to environmental, health and safety laws comparable to those governing Neenah. See "-- Neenah Foundry Company -- Environmental Matters."

                                   MANAGEMENT

     The following table identifies members of the Board of Directors, key executive officers and other key employees of Neenah.

              NAME                 AGE                         POSITION
              ----                 ---                         --------
James K. Hildebrand..............   62    Chairman of the Board and Chief Executive Officer
William M. Barrett...............   52    President
Gary W. LaChey...................   53    Vice President -- Finance, Treasurer and Secretary
Charles M. Kurtti................   62    Vice President -- Manufacturing and Engineering
John Z. Rader....................   50    Vice President -- Human Resources
William J. Martin................   51    Vice President -- Hartley Controls Corporation
Timothy J. Koller................   49    Vice President -- Construction Products, Sales,
                                          and Engineering
Frank C. Headington..............   50    Director -- Product Reliability
David F. Thomas..................   49    Director
John D. Weber....................   34    Director
Brenton F. Halsey................   72    Director

     Mr. Hildebrand is Chairman of the Board and Chief Executive Officer of Neenah. Mr. Hildebrand has been President and Chief Executive Officer of Advanced Cast Products, Inc. since 1988, and will continue in that position for the foreseeable future. Previously, he served as President of the Cast Products Group of Amcast Industrial Corp. Mr. Hildebrand is also employed by ACP Holdings. See "Relationships and Related Transactions."

     Mr. Barrett is President of Neenah. Mr. Barrett joined Neenah in 1992 and has served as Vice President and General Manager and General Sales
Manager -- Industrial Castings. From 1985 to 1992, Mr. Barrett was the Vice President -- Sales for Harvard Industries Cast Products Group.

     Mr. LaChey is Vice President -- Finance, Treasurer and Secretary of Neenah. Mr. LaChey joined Neenah in 1971, serving in a variety of positions of increasing responsibility in the finance department.

     Mr. Kurtti is Vice President -- Manufacturing and Engineering, a position he has held since 1991. Mr. Kurtti joined Neenah in 1976 as a salesman. Mr. Kurtti has served as Director of Marketing, Director of Purchasing -- Engineering and Director -- Manufacturing and Engineering.

     Mr. Rader is Vice President -- Human Resources, a position he has held since 1990. Mr. Rader joined Neenah in 1987, serving as Director -- Personnel until 1989 and as Director -- Human Resources until 1990.

     Mr. Martin is Vice President -- Hartley Controls Corporation, a wholly owned subsidiary of Neenah, a position he has held since 1996. Previously, Mr. Martin was Territory Sales Manager at Disamatic, Inc., a molding machine manufacturer, from 1986 to 1996.

     Mr. Koller is Vice President -- Construction Products, Sales and Engineering for Neenah. Mr. Koller joined Neenah in 1978, serving in a variety of positions of increasing responsibility in the sales and marketing departments.

     Mr. Headington is Director -- Product Reliability, a position he has held since 1991. Mr. Headington joined Neenah in 1989 as Manager -- Technical Services, a position he held until 1991.

     Mr. Thomas is a director of Neenah. Mr. Thomas has been a Managing Director of Citicorp Venture Capital, Ltd. for over five years. Mr. Thomas is a director of Lifestyle Furnishings International Ltd., Galey & Lord, Inc., Anvil Knitwear, Inc., Plainwell, Inc., Stage Stores, Inc. and American Commercial Lines LLC.

     Mr. Weber is a director of Neenah. Mr. Weber has been a Vice President at CVC since 1994. Previously, Mr. Weber worked at Putnam Investments from 1992 through 1994. Mr. Weber is a director of Anvil Knitwear, Inc., Electrocal Designs, Inc., FFC Holding, Inc., Graphic Design Technologies, Marine Optical, Inc., Gerber Childrenswear, Inc., Plainwell Paper Company, Sleepmaster, LLC, and Smith Alarm.

     Mr. Halsey is a director of Neenah. Mr. Halsey was the founding Chief Executive Officer and Chairman of the James River Corporation from 1969 to 1990. He continued as Chairman until 1992 when he became Chairman Emeritus.

COMPENSATION OF DIRECTORS

     Directors of Neenah who are officers or employees of Neenah or its affiliates are presently not expected to receive compensation for their services as directors. No determination has yet been made with respect to compensation for directors of Neenah who are not officers or employees of Neenah or any of its affiliates. Directors of Neenah will be entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committee meetings of the board of directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The compensation of executive officers of Neenah will be determined by the Board of Directors of Neenah. None of the historical benefit or compensation plans of Neenah are described in this prospectus because each were terminated with respect to the named officers and replaced as a group by a single compensation plan in connection with the merger (with the exception of a 401(k) plan and a retirement plan for Mr. Kurtti). The following table sets forth information concerning compensation received by the five most highly compensated officers of Neenah for services rendered in the fiscal year ended September 30, 1998, the five month period ended September 30, 1997 ("FM 1997"), the one month period ended April 30, 1997 ("OM 1997") and the fiscal year ended March 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                              ANNUAL                                      COMPENSATION
                                           COMPENSATION                        -----------------------------------
                              FISCAL    ------------------    OTHER ANNUAL     OPTIONS/      LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR      SALARY     BONUS    COMPENSATION(1)    SARS(#)    PAYOUTS    COMPENSATION
---------------------------  ---------  --------   -------   ---------------   ---------   --------   ------------
James K. Hildebrand               1998  $120,000   $84,000       $34,107             --          --           --
  Chairman of the Board      FM   1997    50,000        --        10,860
  and Chief Executive        OM   1997        --        --            --
  Officer                         1997        --        --            --

William M. Barrett                1998  $148,500   $85,575       $31,490             --          --           --
  President                  FM   1997    55,000        --        11,430
                             OM   1997     8,225        --         1,936
                                  1997    98,700    20,000        26,030

Gary W. LaChey                    1998  $145,345   $86,980       $31,469             --          --           --
  Vice President --          FM   1997    59,175        --        10,723
  Finance, Treasurer         OM   1997    11,833        --         2,081
  and Secretary                   1997   137,998    40,000        26,984

Charles M. Kurtti                 1998  $137,500   $80,850       $34,510             --          --           --
  Vice President --          FM   1997    55,000        --        11,430
  Manufacturing              OM   1997    11,000        --         2,229
  and Engineering                 1997   127,750    45,000        32,230

John Z. Rader                     1998  $137,000   $80,850       $31,303             --          --           --
  Vice President --          FM   1997    55,000        --        11,430
  Human Resources            OM   1997    11,000        --         2,229
                                  1997   127,750    40,000        29,725

---------------
(1) The named officers have participated in Neenah's profit sharing, Neenah 401(k) contributions, and excess benefit programs. The aggregate payments made by Neenah under such programs are listed as Other Annual Compensation.

EMPLOYMENT AGREEMENTS

     Prior to the merger, our predecessor company entered into a consulting agreement with James P. Keating, Jr. a former Senior Vice President of Neenah, that provides that Mr. Keating will be available to serve as a consultant to Neenah from July 1, 1997 to June 30, 1999. Neenah, Advanced Cast Products, Inc., ACP Holdings and ACP Products L.L.C. entered into an executive employment and consulting agreement with James K. Hildebrand dated as of September 15, 1998. Such agreement provides for:

     (1) an initial term of employment until September 30, 2001 after which, barring termination by Neenah under circumstances including gross negligence, wilful misconduct and commission of some crimes, Mr. Hildebrand will serve as a consultant to Neenah for a period of two years with automatic renewal, subject to earlier termination notice by either party, for successive one year periods up to an additional three years;

     (2) a minimum base salary of $500,000 and a bonus to be calculated based on achieved EBITDA performance so long as Mr. Hildebrand is employed by Neenah;

     (3) severance benefits;

     (4) non-competition, non-solicitation and confidentiality agreements;

     (5) an option to purchase common membership units of ACP Products L.L.C.;
         and

     (6) other terms and conditions of Mr. Hildebrand's employment including health benefits. In addition, in connection with Neenah's acquisition of all of the capital stock of Dalton, Dalton entered into an employment agreement with K.L. Davidson dated as of September 8, 1998 to serve as President of Dalton.

     Such agreement provides for:

     (1) an initial one year term which shall be renewed automatically, subject to earlier termination notice by either party, for successive one year terms until Mr. Davidson attains the age of 65;

     (2) a minimum base salary and bonus following the end of each fiscal year so long as Dalton employs Mr. Davidson;

     (3) severance benefits;

     (4) non-solicitation, non-compete and confidentiality agreements; and

     (5) other terms and conditions of Mr. Davidson's employment.

MANAGEMENT INCENTIVE PLAN

     Neenah provides performance-based compensation awards to executive officers and key employees for achievement during each year as part of a bonus plan. Such compensation awards may be a function of individual performance and consolidated corporate results. The qualitative and quantitative criteria will be determined from time to time by the Board of Directors of Neenah.

MANAGEMENT EQUITY PARTICIPATION

     In connection with the merger, the then current Management Investors acquired units representing membership interests in ACP Products, L.L.C., which represent, in the aggregate, approximately a ten percent beneficial interest in Neenah (the "Purchased Interests"). In addition, in connection with the recent acquisitions, some senior managers of some of the recently acquired subsidiaries purchased common interests in ACP Products, L.L.C. The Management Investors and other employees of Neenah may be given the opportunity to purchase additional Purchased Interests either in connection with future acquisitions or otherwise.

     Upon the termination of employment with Neenah, an employee's Purchased Interests will be subject to repurchase provisions exercisable by ACP Products, L.L.C. or its designees. Any Purchased Interests issued in the future are expected to be subject to rights and restrictions similar to those of the Purchased Interests purchased in connection with the merger. The price of the future Purchased Interests will be established by ACP Products, L.L.C. in consultation with the board of directors or a compensation committee of Neenah.

                            OWNERSHIP OF SECURITIES

     Neenah's authorized capital stock consists of 11,000 shares of common stock, par value $100 per share, 1,000 shares of which are issued and outstanding and owned by Neenah's parent and are pledged to the lenders under the senior bank facilities.

     Neenah's parent's authorized capital stock consists of 1,000 shares of common stock, par value $.01 per share, of which 1,000 shares are issued and outstanding and 44,000 shares of 12% cumulative redeemable preferred stock, par value $.01 per share of which 44,000 shares are issued and outstanding.

     Dividends accrue on Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share at a rate of 12% per annum and accumulate and compound on a quarterly basis. Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share ranks prior to the Neenah's parent's common stock, par value $.01 per share upon liquidation and in respect of dividends and redemption. The vote of 66% of the holders of the Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share, voting as a separate class, is required to

     (1) cause Neenah's parent to direct its subsidiaries to make distributions sufficient to enable Neenah's parent to pay dividends on the Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share and

     (2) cause the redemption of the Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share upon the occurrence of some events.

Except as described in the foregoing, or as otherwise required by law, the Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share is not entitled to the right to vote. The Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share is subject to mandatory redemption two years after the maturity of the notes. Upon redemption, a holder of Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share is entitled to receive for each share of Neenah's parent's 12% cumulative redeemable preferred stock, par value $.01 per share redeemed its per share liquidation value plus accrued and unpaid dividends.

     The table below sets forth the equity ownership of Neenah's parent by each person or entity who owns five percent or more of any class of voting capital stock as of June 30, 1998.

                                                          PERCENTAGE OF    PERCENTAGE OF
                                                            PREFERRED         COMMON
          NAME AND ADDRESS OF BENEFICIAL OWNER                STOCK            STOCK
          ------------------------------------            -------------    -------------
ACP Holding Company.....................................      100%             100%
  525 Metro Place North, Suite 330
  Dublin, Ohio 43017

     ACP Holding Company is an affiliate of Citicorp Venture Capital, Ltd., and a wholly-owned subsidiary of ACP Products, L.L.C. The relationship of these entities is further described in the section entitled "Relationships and Related Transactions." The Management Investors have, through an investment in ACP Products, L.L.C., an approximately ten percent beneficial interest in Neenah, as outlined in the section entitled "Management" under the subheading "Management Equity Participation."

                     RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH ACP HOLDING COMPANY

     ACP Products, L.L.C. holds all of the issued and outstanding shares of capital stock of ACP Holdings. ACP Holdings is the parent company of Holdings, and thus indirectly owns 100% of the

Common Stock of Neenah. James K. Hildebrand, who serves as the Chairman of the Board and Chief Executive Officer of Neenah, currently serves as President and Chief Executive Officer of ACP Holdings. Mr. Hildebrand held such positions prior to the contribution of the capital stock of ACP to Neenah and received payment for such services.

SHAREHOLDER RELATIONSHIPS

     The Management Investors and institutional investors, including Citicorp Venture Capital, Ltd., are parties to the Fifth Amended and Restated Limited Liability Agreement (the "L.L.C. Agreement"). The L.L.C. Agreement contains provisions with respect to the beneficial equity interests and corporate governance of Neenah. The L.L.C. Agreement provides that the Investor Group and the Management Investors, as the only members of ACP Products, L.L.C. holding beneficial interests in Neenah, have the right to direct all actions taken in respect of Neenah's parent and Neenah, including, without limitation, appointing members of the Board of Directors of Neenah and of Neenah's parent.

CONTRIBUTION OF ADVANCED CAST PRODUCTS CAPITAL STOCK

     On September 8, 1998, the capital stock of Advanced Cast Products was contributed to Neenah by ACP Holdings. In connection with the contribution, Neenah assumed $14.9 million of indebtedness of Advanced Cast Products, $14.6 of which was refinanced through borrowings of tranche A loans. In connection with the contribution of the capital stock of Advanced Cast Products to Neenah,

     (1) Neenah's parent issued a $4.2 million senior subordinated note to CVC in exchange for a $4.2 million current pay obligation of Advanced Cast Products to CVC and

     (2) $6.7 million of outstanding subordinated debt of Advanced Cast Products to ACP Holdings and Neenah's parent was contributed to the capital of Advanced Cast Products.

REGISTRATION RIGHTS AGREEMENT

     Neenah entered into a registration rights agreement with the Investor Group and the Management Investors. In accordance with the terms of the registration rights agreement, some holders of Neenah's Common Stock have the right to require Neenah, at Neenah's sole cost and expense and subject to limitations, to register under the Securities Act of 1933 or list on any recognized stock exchange all or part of the Common Stock beneficially owned by such holders (the "Registrable Securities"). All such holders will be entitled to participate in all registrations by Neenah or other holders, subject to limitations. In connection with all such registrations, Neenah agreed to indemnify all beneficial owners of Registrable Securities against some liabilities, including liabilities under the Securities Act of 1933 and other applicable state or foreign securities laws. Registrations pursuant to the registration rights agreement will be made, if applicable, on the appropriate registration form and may be underwritten registrations.

                     DESCRIPTION OF SENIOR BANK FACILITIES

     The following is a summary of the material terms of the credit agreement, dated April 30, 1997, as amended and restated as of September 12, 1997, April 3, 1998 and September 8, 1998, and as amended as of November 18, 1998, among Neenah, NFC Castings, Inc., The Chase Manhattan Bank, as administrative agent and collateral agent, and the lenders named therein. The senior bank facilities consist of

     (1) term loan facilities in an aggregate principal amount of $145.0 million,

     (2) an acquisition loan facility in an aggregate principal amount of up to $50.0 million and

     (3) a revolving loan facility in an aggregate principal amount of up to $50.0 million.

     The following summary outlines basic terms of the senior bank facilities. For a more complete understanding of the senior bank facilities, we encourage you to read the credit agreement, copies of which will be made available upon request.

THE FACILITIES

  Term Loan Facilities

     The term loan facilities consist of two tranches of term loans. The tranche A term loans were made available on April 3, 1998 and were borrowed in a single drawing of $20.0 million on September 8, 1998 in connection with the acquisition of Dalton and Advanced Cost Products. The tranche B term loans were originally made in a single drawing of $55.0 million on April 3, 1998, of which $55.0 million was outstanding at June 30, 1998.

     On September 8, 1998, the lenders and the agent agreed to commit to make additional tranche B term loans in an aggregate principal amount of $70.0 million, which was fully drawn by Neenah on that date. The tranche A loans mature on September 30, 2003 and the tranche B loans mature on September 30, 2005. Installments of the tranche A loans are due in aggregate principal amounts of

     - $0.75 million per quarter until September 30, 1999,

     - $1.0 million per quarter from December 31, 1999 until September 30, 2002 and

     - $1.25 million per quarter thereafter until maturity.

Installments of the initial tranche B term loans are due in aggregate principal amounts of

     - $0.25 million per quarter until September 30, 2003 and

     - $6.25 million per quarter thereafter until maturity.

Installments of the additional tranche B loans are due in aggregate principal amounts of $8.75 million per quarter commencing on December 31, 2003 and continuing thereafter until maturity.

  Acquisition Loan Facility

     The lenders and the agent have agreed to provide loans under the acquisition loan facility from time to time to Neenah in connection with permitted acquisitions under the credit agreement in an aggregate principal amount at any time outstanding not to exceed $50.0 million. Prior to September 8, 2000, the date on which the acquisition loan facility terminates, loans under the acquisition loan facility may be paid and reborrowed.

     On September 8, 1998, Neenah borrowed $29.0 million under the acquisition loan facility to acquire Dalton. Future acquisition loans may be drawn until September 8, 2000 with all amounts drawn maturing on June 30, 2004.

     Installments of acquisition loans outstanding on September 8, 2000 will be repaid quarterly beginning on such date until maturity. The aggregate principal amount due quarterly on and after the termination of the acquisition loan facility is calculated by multiplying the principal amount outstanding, together with accrued but unpaid interest, on September 8, 2000 by 6.25%.

  Revolving Credit Facility

     The revolving credit facility consists of a revolving loan facility in an aggregate principal amount of $50.0 million. Neenah is entitled to draw amounts under the revolving credit facility for general corporate purposes, including permitted acquisitions. The revolving credit facility includes a $15.0 million sub-limit for letters of credit available on same-day notice. The revolving credit facility will mature on April 30, 2002.

  Availability

     Availability of new drawings under the acquisition loan facility and the revolving credit facility is subject to various conditions precedent typical of bank facilities of this type including, among other things

     - the absence of any material adverse condition or material adverse change in or affecting the business,

     - property,

     - assets,

     - nature of assets,

     - liabilities or condition of Neenah and

     - no event of default having occurred and being continuing.

     Acquisition loans may be drawn until September 8, 2000 and the revolving credit facility may be borrowed, repaid and reborrowed until April 30, 2002.

INTEREST

     Interest on borrowings under the senior bank facilities accrues quarterly with reference to the base rate plus the applicable interest margin. However Neenah may elect that all or a portion of the borrowings under the facility bear interest at the Adjusted LIBO Rate plus the applicable interest margin. The base rate is defined as the higher of

     (1) the certificate of deposit rate as published by the Federal Reserve Bank of New York, plus 1%,

     (2) the Prime Rate, as defined in the senior bank facilities, in effect on such day and

     (3) the federal funds rate in effect on such date, plus 1/2%. The Adjusted LIBO Rate is defined as the rate at which eurodollar deposits for one, two, three or six months are quoted in the interbank eurodollar market, as adjusted to reflect statutory reserve requirements to which any lender is subject.

     The senior bank facilities contain provisions under which commitment fees and interest rates are adjusted in increments based on the ratio of consolidated net debt to consolidated EBITDA in effect from time to time. Subject to some exceptions, for Adjusted LIBO Rate

     (a) the applicable interest margin for tranche A loans, loans under the revolving credit facility and the acquisition loans and

     (b) the applicable interest margin for the initial tranche B loans and the additional tranche B loans are, in the case of this leverage ratio

        (1) greater than or equal to 4.5:1.0, 2.50% and 2.75%, respectively,

        (2) greater than or equal to 4.0:1.0 but less than 4.5:1.0, 2.25% and 2.50%, respectively,

        (3) greater than or equal to 3.5:1.0 but less than 4.0:1.0, 2.00% and 2.25%, respectively,

        (4) greater than or equal to 3.0:1.0 but less than 3.5:1.0, 1.75% and 2.00%, respectively and

        (5) less than 3.0:1.0, 1.50% and 2.00%, respectively, with the applicable interest margin for base rate loans being 1.0% less than the corresponding margin for Adjusted LIBO Rate loans (but not less than 0%).

     Currently all outstanding tranche A loans bear interest at the Adjusted LIBO Rate plus 2.50%, all outstanding tranche B loans bear interest at the Adjusted LIBO Rate plus 2.75%, and all outstanding acquisition loans bear interest at the Adjusted LIBO Rate plus 2.50%.

FEES

     Neenah has agreed to pay fees with respect to the senior bank facilities, including:

     (1) fees on the unused commitments of lenders equal to .50% on the undrawn portion of the commitments in respect of the senior bank facilities, which fees will be reduced to .375% if the leverage ratio is less than 3.5:1.0;

     (2) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for Adjusted LIBO Rate loans under the revolving credit facility and a issuing bank fee for the letter of credit issuing bank;

     (3) annual administration fees; and

     (4) agent, arrangement and other similar fees.

SECURITY; GUARANTEES

     The obligations of Neenah under the senior bank facilities are irrevocably guaranteed, jointly and severally, by NFC Castings, Inc., the parent of Neenah, and by each existing and subsequently acquired or organized subsidiary of Neenah. In addition, the credit agreement and the guarantees thereunder are secured by substantially all of the assets of Neenah, Neenah's parent and its domestic subsidiaries including:

     (1) a first priority pledge of all the capital stock of Neenah and of each existing and subsequently acquired or organized subsidiary of Neenah and

     (2) a perfected first priority security interest in, and mortgage on, substantially all tangible and intangible assets of Neenah and the guarantors, including

          - accounts receivable,

          - documents,

          - inventory,

          - equipment,

          - investment property,
     - general intangibles,

     - real property,

     - cash and cash accounts and

     - proceeds of the foregoing in each case subject to stated exceptions.

MANDATORY AND OPTIONAL PREPAYMENT

     The term loan facilities and the acquisition loans are required to be prepaid, subject to conditions and exceptions, with

     (1) 100% of the net proceeds of any incurrence of indebtedness, subject to exceptions, by Neenah, Neenah's parent or its subsidiaries,

     (2) 100% of the net proceeds of some asset dispositions,

     (3) 50% of excess cash flow, as such term is defined in the credit agreement, on a consolidated basis and

     (4) 100% of net proceeds from any insurance recovery events, subject to re-investment rights.

     Subject to exceptions, mandatory prepayments of debt must be made pro rata, among the acquisition loan facility and the term loan facility. In the case of an offering of qualified subordinated debt prior to September 8, 2000, mandatory prepayments must be made first to retire borrowings under the acquisition loan facility with the remaining proceeds of any such offering used to retire pro rata borrowings under the term loan facility.

     The senior bank facilities provide that Neenah may prepay loans in whole or in part without penalty, subject to minimum prepayments and reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of Adjusted LIBO Rate loans.

AFFIRMATIVE, NEGATIVE AND FINANCIAL COVENANTS

     The credit agreement contains a number of covenants that, among other things, restrict the ability of ACP Holdings, Neenah and its subsidiaries to

     - dispose of assets,

     - incur additional indebtedness,

     - incur or guarantee obligations,

     - amend other debt instruments,

     - pay dividends,

     - create liens on assets,

     - make investments, loans or advances,

     - make acquisitions,

     - engage in mergers or consolidations,

     - change the business conducted by
       Neenah and its subsidiaries,

     - make capital expenditures, or

     - engage in some transactions with affiliates and otherwise restrict some corporate activities.

In addition, the credit agreement requires Neenah to comply with specified financial ratios and tests, including a maximum leverage ratio, an interest coverage ratio and a minimum consolidated net worth test.

EVENTS OF DEFAULT

     The senior bank facilities contain customary events of default, including

     - non-payment of principal,

     - interest or fees,

     - violation of covenants,

     - inaccuracy of representations or warranties in any material respect,

     - cross default to other indebtedness,
- bankruptcy,

- ERISA events,

- material judgments and liabilities,

- actual or asserted invalidity of any material security interest and

- change of control.

                              DESCRIPTION OF NOTES

GENERAL

     You can find the definitions of some of the terms used in this description under the subheading "Definitions."

     We will issue the exchange notes under the terms of the indenture dated as of April 30, 1997 between Neenah, the guarantor subsidiaries and United States Trust Company of New York, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The form and terms of the series F senior subordinated notes due 2007 are the same as the form and terms of the old notes except that

     (1) the exchange notes will have been registered under the Securities Act of 1933 and thus will not bear restrictive legends restricting their transfer under the Securities Act of 1933 and

     (2) holders of exchange notes will not be entitled to rights of holders of the old notes under the registration rights agreement which terminate upon the consummation of the exchange offer.

     The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of these exchange notes. Copies of the of the indenture and the registration rights agreement may be obtained by contacting us at the address and telephone number set forth at the end of the section entitled "Prospectus Summary."

BRIEF DESCRIPTION OF THE EXCHANGE NOTES

  The Notes

     These exchange notes:

     - are general unsecured obligations of Neenah;

     - are subordinated in right of payment to all of our and our guarantor subsidiaries' current and future senior debt;

     - are equal in right of payment to all of our and our guarantor subsidiaries' existing and future senior subordinated indebtedness; and

     - are ahead of all our and our guarantor subsidiaries' other current and future Indebtedness that expressly provides that it is not senior to these exchange notes and the subsidiary guarantees.

PRINCIPAL, MATURITY AND INTEREST

     We will issue the exchange notes with a maximum aggregate principal amount of $87.0 million, of which $87.0 million has been issued on the date of original issuance. We will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on May 1, 2007.

     Interest on these exchange notes will accrue at the rate of 11 1/8% per annum and will be payable semi-annually on May 1 and November 1, commencing on May 1, 1999. We will make each interest payment to the holders of record of these exchange notes on the immediately preceding April 15 and October 15. Interest on these exchange notes will accrue from the date of original issuance or, if interest has already been paid from the date it was most recently paid.

METHODS OF RECEIVING PAYMENTS ON THE EXCHANGE NOTES

     Principal of any premiums and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at our office or agency in the Borough of Manhattan, the City of New York. Initially this office shall be the corporate trust office of the trustee at 114 West 47th Street, New York, N.Y. 10036, Attn: Gerard Ganey. However, at our option, we may make interest payments by check mailed to the holders at their address set forth in the register of holders.

     No service charge will be made for any registration of transfer or exchange of exchange notes. However, we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

OPTIONAL REDEMPTION

     After May 1, 2002, we may redeem all or part of these exchange notes upon not less than 30 nor more than 60 days notice. The exchange notes will be redeemed during the twelve-month period beginning on May 1 of the years indicated below at the redemption prices expressed as percentages of principal amount plus accrued and unpaid interest set forth below:

                                                              PERCENTAGE
                                                              ----------
2002........................................................   105.5625%
2003........................................................   103.7083%
2004........................................................   101.8542%
2005 and thereafter.........................................   100.0000%
                                                               ========

  Public Equity Offering Redemption

     At any time prior to May 1, 2000, we may on one or more occasions redeem up to 40% of the aggregate principal amount of the exchange notes originally issued under the indenture. The redemption price will be 111.125% of the principal amount of the exchange notes, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more public equity offerings; provided that:

     (1) at least 60% of the original aggregate principal amount of exchange notes remains outstanding immediately after the occurrence of each such redemption; and

     (2) the redemption must occur within 90 days of the date of the closing of such equity offering.

     Except as described in the above paragraph, we will not have the option of redeeming the notes prior to May 1, 2002.

     Notwithstanding (1) and (2) above, Neenah will not be permitted to redeem any existing notes unless, substantially concurrently with such redemption, Neenah redeems an aggregate principal amount of exchange notes, rounded to the nearest integral multiple of $1,000, equal to

     the aggregate principal amount of                 the aggregate principal amount of
       existing notes to be redeemed                   the series of the exchange notes
-------------------------------------------   X                   outstanding
     the aggregate principal amount of                immediately prior to such proposed
  existing notes outstanding immediately                          redemption
     prior to such proposed redemption

     Similarly, Neenah will not be permitted to redeem the exchange notes unless, substantially concurrently with such redemption, Neenah redeems an aggregate principal amount of each series of existing notes, rounded to the nearest integral multiple of $1,000, equal to the aggregate principal amount of
       exchange notes to be redeemed                   the aggregate principal amount of
-------------------------------------------   X        the series of the existing notes
     the aggregate principal amount of                            outstanding
  exchange notes outstanding immediately                          immediately
      before the proposed redemption

  Change of Control Call

     The exchange notes will be subject to redemption at the option of Neenah, prior to May 1, 2002, at any time within 180 days after a change of control event. Neenah must give notice to each holder of exchange notes to be redeemed not less than 30 nor more than 60 days prior to the scheduled redemption. Exchange notes may be redeemed in amounts of $1,000 or an integral multiple of $1,000. The redemption price will be equal to the sum of

     (1) the principal amount of the exchange notes plus

     (2) accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of redemption plus

     (3) the Applicable Premium.

Each holder of exchange notes will also have rights to require Neenah to purchase such exchange notes upon the occurrence of a change of control event described under the section "Change of Control" below.

SELECTION

     If less than all of the exchange notes are to be redeemed at any time, the trustee will select exchange notes for redemption as follows

     (1) on a pro rata basis,

     (2) by lot or

     (3) by such other method as the trustee in its sole discretion shall deem to be fair and appropriate.

However, no exchange note of $1,000 or less will be redeemed in part.

     If any exchange note is to be redeemed in part only, the notice of redemption relating to such exchange note shall state the portion of the principal amount of the exchange note to be redeemed. A new note in principal amount equal to the unredeemed portion of the exchange note will be issued in the name of the holder upon cancellation of the original note.

RANKING

  Neenah

     The indebtedness evidenced by the exchange notes will be unsecured senior subordinated indebtedness of Neenah. The payment of the principal of any premiums and interest on the exchange notes

     (1) is subordinate in right of payment, as set forth in the indenture, to all existing and future Senior Indebtedness of Neenah,

     (2) will rank equal in right of payment with all existing and future senior subordinated indebtedness of Neenah, including the existing notes, and

     (3) will be senior in right of payment to all existing and future subordinated obligations of Neenah.

     The exchange notes will also be effectively subordinated to any Secured Indebtedness of Neenah to the extent of the value of the assets securing such indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions in the indenture.

  Guarantor Subsidiaries

     The indebtedness evidenced by a subsidiary guaranty will be unsecured senior subordinated indebtedness of the guarantor subsidiary issuing such subsidiary guaranty. The payment of a subsidiary guaranty

     (1) is subordinate in right of payment, as set forth in the indenture, to all existing and future senior indebtedness of such guarantor subsidiary,

     (2) will rank equal in right of payment with the existing and future senior subordinated indebtedness of such guarantor subsidiary and

     (3) will be senior in right of payment to all existing and future subordinated obligations of such guarantor subsidiary.

Each subsidiary guaranty will also be effectively subordinated to any Secured Indebtedness of the guarantor subsidiary to the extent of the value of the assets securing such indebtedness.

  Current Outstanding Debt

     As of December 31, 1998, on a pro forma basis after giving effect to the recent acquisitions, the offering and the application of the net proceeds therefrom, Neenah and the guarantor subsidiaries would have had outstanding

     (1) $145.1 million, excluding $4.6 million of outstanding letters of credit, of aggregate principal amount of Senior Indebtedness, all of which is Secured Indebtedness,

     (2) $195.0 million aggregate principal amount of senior subordinated indebtedness, other than the Indebtedness represented by the exchange notes, and

     (3) no Indebtedness that is subordinate and junior in right of repayment to senior subordinated indebtedness.

  Future Indebtedness

     The indenture contains limitations on the amount of additional Indebtedness that Neenah and its Subsidiaries may incur. However, under circumstances described under the subheading "Covenants -- Limitation on Indebtedness" below, the amount of Indebtedness could be substantial. Also, the Indebtedness may be Senior Indebtedness of Neenah or a guarantor subsidiary.

     Only Indebtedness of Neenah or a guarantor subsidiary that is Senior Indebtedness will rank senior to the exchange notes and the relevant subsidiary guaranty under the provisions of the indenture.

     The exchange notes and each subsidiary guaranty will in all respects rank equal with all other senior subordinated indebtedness of Neenah and the relevant guarantor subsidiary, including the existing notes.

     Neenah and each guarantor subsidiary has agreed in the indenture that it will not incur, directly or indirectly, any Indebtedness which is subordinate or junior in ranking to Senior Indebtedness unless such Indebtedness is senior subordinated indebtedness, or is expressly subordinated in right of payment to senior subordinated indebtedness. Unsecured Indebtedness of Neenah or a guarantor subsidiary is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

  Payment Restrictions Upon Default

     The following is considered paying the exchange notes:

     (1) paying principal of, or any premiums or interest on, the exchange notes;

     (2) making any deposit following the provisions described under the subsection "Defeasance" below, and

     (3) purchasing, redeeming or otherwise retiring any exchange notes other than from funds held in a defeasance trust following the provisions described under the subsection "Defeasance" below.

     Neenah may not pay the exchange notes if:

     (1) any Senior Indebtedness of Neenah is not paid when due or

     (2) any other default on Senior Indebtedness of Neenah occurs and the maturity of the Senior Indebtedness is accelerated under its terms.

However, Neenah may pay the exchange notes if the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full.

     In addition, Neenah may pay the exchange notes without regard to the above limitations if Neenah and the trustee receive written notice approving any payment from the representative of the holders of the Senior Indebtedness when either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

  Blockage Period

     During the continuance of any default, other than a default described in clause (1) or (2) above, Neenah may not pay the exchange notes for a period. This restriction applies to any Designated Senior Indebtedness with maturity that may be accelerated immediately without further notice, except to effect the acceleration, or the expiration of any applicable grace periods. This period will commence upon the receipt by the trustee, with a copy to Neenah, of a written blockage notice of the default from the representative of the holders of the Designated Senior Indebtedness. This blockage notice will specify an election to effect a payment blockage period and which will end 179 days after or earlier if the payment blockage period is terminated:

     (1) by written notice to the trustee and Neenah from the Person or Persons who gave the blockage notice,

     (2) because the default giving rise to the blockage notice is no longer continuing or

     (3) because such Designated Senior Indebtedness has been repaid in full.

     Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness have, or the representative of such holders has, accelerated the maturity of such Designated Senior Indebtedness, Neenah may resume payments on the exchange notes after the end of any payment blockage period, including any missed payments.

     Not more than one blockage notice may be given in any consecutive 360-day period. This time period applies irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any blockage notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, the representative of the Bank Indebtedness may give another blockage notice within such period. In no event, however, may the total number of days during which any payment blockage period or periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

     Payments or Distributions. Upon any payment or distribution of the assets of Neenah upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to Neenah or its property, the holders of Senior Indebtedness of Neenah will be entitled to receive payment in full of the Senior Indebtedness of Neenah before the exchange noteholders are entitled to receive any payment.

     In addition, until the Senior Indebtedness of Neenah is paid in full, any payment or distribution to which noteholders would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Indebtedness of Neenah as their respective interests may appear.

     If a payment or distribution is made to exchange noteholders in violation of the subordination provisions such exchange noteholders are required to (1) hold such payment or distribution in trust for the holders of Senior Indebtedness and (2) pay it over to them as their respective interests may appear.

  Default

     If payment of the exchange notes is accelerated because of an event of default, Neenah or the trustee shall promptly notify the holders of the Designated Senior Indebtedness or the representative of the holders of the acceleration. Neenah may not pay the exchange notes until five Business Days after the holders or the representative of the holders of the Designated Senior Indebtedness receive notice of the acceleration. Thereafter, Neenah may pay the Notes only if the subordination provisions of the indenture permit payment at that time.

     The terms of the subordination provisions described above with respect to Neenah's obligations under the exchange notes apply equally to a guarantor subsidiary and the obligations of each guarantor subsidiary under its subsidiary guaranty.

     Due to the subordination provisions contained in the indenture, in the event of insolvency, creditors of Neenah or a guarantor subsidiary who are holders of Senior Indebtedness of Neenah or a guarantor subsidiary may recover more, ratably, than the exchange noteholders. Creditors of Neenah who are not holders of Senior Indebtedness of Neenah or of Senior Subordinated Indebtedness, including the exchange notes, may recover less, ratably, than holders of Senior Indebtedness of Neenah.

SUBSIDIARY GUARANTEES

     These exchange notes are guaranteed by the following Subsidiaries of
Neenah:

     Hartley Controls Corporation
     Neenah Transport, Inc.
     Deeter Foundry, Inc.
     Mercer Forge Corporation
     A & M Specialties, Inc.
     Advanced Cast Products, Inc.
     Belcher Corporation
     Peerless Corporation
     Dalton Corporation
     Dalton Corporation, Warsaw Manufacturing Facility
     Dalton Corporation, Ashland Manufacturing Facility
     Dalton Corporation, Kendallville Manufacturing Facility
     Stryker Machining Facility Co.
     Niemin Porter & Co.

     Each of Neenah's principal operating subsidiaries and future issuers of subsidiary guarantees will jointly and severally, irrevocably Guarantee all obligations of Neenah under the indenture and the exchange notes. The subsidiary guarantees will be on an unsecured senior subordinated basis and will cover the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of Neenah under the indenture and the exchange notes. This payment responsibility includes payment of principal of or interest on the exchange notes, expenses, indemnification or otherwise.

     In addition to the amount stated above, the guarantor subsidiaries will agree to pay any and all expenses incurred by the trustee or the holders in enforcing any rights under the subsidiary guarantees. These expenses include reasonable counsel fees and expenses.

     Each subsidiary guaranty will be limited in amount to the maximum amount that can be Guaranteed by the applicable guarantor subsidiary without rendering such subsidiary guaranty voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     As described further under the subheading "Covenants -- Future Guarantor Subsidiaries" below, Neenah will cause

     (a) each Restricted Subsidiary that is a Domestic Subsidiary which Incurs Indebtedness and

     (b) each Restricted Subsidiary that is not a Domestic Subsidiary and that after the Original Issue Date enters into a Guarantee of any of the obligations of Neenah, Neenah's parent or any of Neenah's Subsidiaries under the terms of the senior bank facilities to guarantee payment of the exchange notes.

     Each subsidiary guaranty is a continuing guarantee and shall

     (1) remain in full force and effect until payment in full of all the guaranteed obligations,

     (2) be binding upon each guarantor subsidiary and

     (3) enure to the benefit of and be enforceable by the trustee, the holders and their successors, transferees and assigns.

     A subsidiary guaranty will be released upon the sale of the capital stock, or all or substantially all of the assets, of the applicable guarantor subsidiary if the sale is made in compliance with the indenture.

     Each of Neenah's guarantor subsidiaries have also Guaranteed or will also Guarantee Indebtedness of Neenah Incurred under the terms of the senior bank facilities and the existing notes.

CHANGE OF CONTROL

  Change of Control Events

     Upon the occurrence of any of the following events, each a "change of control," each holder will have the right to require Neenah to repurchase all or any part of such holder's exchange notes. The purchase price will be a cash payment in an amount equal to 101% of the principal amount of the exchange note, plus accrued and unpaid interest, if any, to the date of purchase. The purchase price is subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, following the provisions of the offer described below and the other procedures set forth in the indenture.

     The following events constitute a change of control:

     (1) prior to the earlier to occur of the first public offering of voting stock of ACP Holdings, Holdings or Neenah, the Permitted Holders cease to be entitled by "beneficial ownership," contract or otherwise, to elect or cause the election of directors of Neenah having a majority of the total voting power of the Board of Directors of Neenah. Neenah will not be obligated to purchase the exchange notes, whether the Permitted Holders lose their entitlement as a result of issuance of securities of Neenah, any merger, consolidation, liquidation or dissolution of Neenah, any direct or indirect transfer of securities by any Permitted Holder or otherwise. For purposes of this clause (1), the Permitted Holders shall be deemed to beneficially own any voting stock of a parent corporation so long as one or more of the Permitted Holders beneficially own, as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 of voting stock, directly or indirectly, in the aggregate a majority of the voting power of the voting stock of the parent corporation;

     (2) after the first public offering of voting stock of ACP Holdings, Neenah's parent or Neenah

        - any person or group, as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, other than one or more of the Permitted Holders, is or becomes the beneficial owner, as defined in clause (1) above, directly or indirectly, of voting stock that represents more than 40% of the aggregate ordinary voting power of all classes of the voting stock of ACP Holdings, Neenah's parent or Neenah voting together as a single class, and

        - either

          (x) the Permitted Holders beneficially own, as defined in clause (1) above, directly or indirectly, in the aggregate voting stock that represents a lesser percentage of the aggregate ordinary voting power of all classes of the voting stock of ACP Holdings, Neenah's parent, or Neenah as the case may be, voting together as a single class, than such other person or group and are not entitled, by voting power, contract or otherwise, to elect directors of ACP Holdings, Neenah's parent or Neenah having a majority of the total voting power of the board of directors of ACP Holdings, Neenah's parent or Neenah, as the case may be, or

          (y) such other person or group is entitled to elect directors of ACP Holdings, Neenah's parent or Neenah having a majority of the total voting power of the board of directors of ACP Holdings, Neenah's parent or Neenah;

     (3) after the first public offering of voting stock of ACP Holdings, Neenah's parent or Neenah, during any period of not greater than two consecutive years beginning after the Issue Date, individuals who at the beginning of any period constituted

        (x) the board of directors of ACP Holdings, Neenah's parent or Neenah, as the case may be, plus

        (y) any new directors whose election by the board of directors, or whose nomination for election by shareholders was approved by the Permitted Holders or by the board of directors. These new directors must have been elected by a vote of a majority of the directors of ACP Holdings, Neenah's parent or Neenah, as the case may be, then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to have a majority of the total voting power of the board of directors of ACP Holdings, Neenah's parent or Neenah, as the case may be; or

     (4) any sale, lease, or other transfer in one or more related transactions is made by us or our Restricted Subsidiaries of all or substantially all of our and our Restricted Subsidiaries' consolidated assets to any Person.

     However, notwithstanding the occurrence of a change of control, Neenah shall not be obligated to purchase the exchange notes based on this covenant if it has exercised its rights to redeem all of the exchange notes as described under the section entitled "Optional Redemption."

  Change of Control Notice

     Within 30 days following any change of control, we will mail a notice to each holder with a copy to the trustee stating, among other things:

     (1) that a change of control has occurred and that such holder has the right to require us to purchase all or any portion of such holder's exchange notes;

     (2) that the payment will be in the form of cash;

     (3) that the purchase price will be equal to 101% of the principal amount of the exchange note, plus accrued and unpaid interest, if any, to the date of repurchase, subject to the right of holders of record on a record date to receive interest on the relevant interest payment date;

     (4) the circumstances and relevant facts and financial information regarding any change of control;

     (5) the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed; and

     (6) our instructions, consistent with this covenant, that a holder must follow in order to have its exchange notes or any portion of the exchange notes purchased.

  Procedures for Repurchase upon Change of Control

     We will comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of exchange notes based on this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the indenture.

  Risk Associated with Change of Control

     The change of control purchase feature is a result of negotiations between us and Chase Securities Inc. Management has no present intention to engage in a transaction involving a change of control. However, it is possible that we or our parent would decide to do so in the future. Subject to the limitations discussed below, we could enter into these transactions in the future, including acquisitions or other recapitalizations, that would not constitute a change of control under the indenture. However, these transactions could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

     The occurrence of a change of control would constitute a default under the senior bank facilities. Our future Senior Indebtedness may contain prohibitions of events which would constitute a change of control or require such Senior Indebtedness to be repurchased upon a change of control.

     Moreover, the exercise by the holders of their right to require us to repurchase the exchange notes could cause a default under our Senior Indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us.

     Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a change of control. Our failure to purchase the exchange notes in connection with a change of control would result in a default under the indenture.

COVENANTS

     The indenture will covenants including, among others, the following:

  Limitation on Indebtedness

     We will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness unless on the date of such Incurrence the Consolidated Coverage Ratio exceeds 2.00 to 1.

     The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness:

     (1) Indebtedness consisting of revolving credit, working capital or letters of credit financing in an aggregate principal amount at any time outstanding not in excess of the greater of $35.0 million and the Borrowing Base in effect from time to time, in each case less the aggregate amount of all repayments of principal actually made thereunder since the Original Issue Date with Net Available Cash from Asset Dispositions under clause (3)(A) of the first paragraph of the covenant described under the subheading entitled "Limitation on Sales of Assets and Subsidiary Stock;"

     (2) Indebtedness of us owing to and held by any Wholly Owned Subsidiary or Indebtedness of our Restricted Subsidiary owing to and held by us or any Wholly Owned Subsidiary. However, any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness, except to Neenah or a Wholly Owned Subsidiary, will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer of Indebtedness;

     (3) Indebtedness of us represented by the notes;

     (4) any Indebtedness of us and any of our Restricted Subsidiaries, other than the Indebtedness described in clauses (1) or (2) above, outstanding on the Original Issue Date and Indebtedness Incurred under
         Section 4.03(a) of the Original Indenture prior to the Issue Date;

     (5) Indebtedness of us and any of our Restricted Subsidiaries

        (A) in respect of judgment, appeal, surety, performance and other like bonds, bankers' acceptances and letters of credit provided by us and any of our Restricted Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness and

        (B) under Commodity Agreements, Currency Agreements and Interest Rate Agreements that are designed to protect us or our Restricted Subsidiaries against fluctuations in commodity prices for raw materials used by them, interest rates or currency exchange rates and not for the purposes of speculation;

      (6) Indebtedness represented by our Guarantees of Indebtedness of any of our Restricted Subsidiaries, or in respect of letters of credit provided by us to support such Indebtedness, or Guarantees by our Restricted Subsidiary of our Indebtedness or that of a Restricted Subsidiary, or in respect of letters of credit provided by a Restricted Subsidiary to support such Indebtedness; provided, however, that only Indebtedness that is Incurred in compliance with this covenant may be guaranteed under this clause (6);

      (7) Purchase Money Indebtedness, industrial revenue bonds or similar Indebtedness and Capitalized Lease Obligations of us and any of our Restricted Subsidiaries in an aggregate principal amount at any time outstanding not in excess of 10% of Total Assets;

      (8) Indebtedness of us and any of our Restricted Subsidiaries consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, in connection with the acquisition or disposition of any business, assets or Subsidiary of us permitted under the indenture;

      (9) Indebtedness of us and any of our Restricted Subsidiaries, to the extent the proceeds of Indebtedness are immediately used after the Incurrence of Indebtedness to purchase notes tendered in an offer to purchase made as a result of a change of control;

     (10) Indebtedness of us or any of our Restricted Subsidiaries owed to any Person in connection with liability insurance provided by such Person to us or such Restricted Subsidiary, following reimbursement or indemnification obligations to such Person, including obligations in respect of letters of credit for the benefit of such Person, in each case Incurred in the ordinary course of business;

     (11) Indebtedness of us consisting of guarantees of up to an aggregate principal amount of $2.0 million of borrowings by Management Investors in connection with purchases of Voting Stock of Holdings on or after the Original Issue Date and following the limitations described under the subheading "Limitation on Restricted Payments;"

     (12) Indebtedness of us or any of our Restricted Subsidiaries in an aggregate principal amount at any time outstanding not in excess of $15.0 million which Indebtedness may be incurred under clause (1) above; and

     (13) any Refinancing Indebtedness incurred in respect of any Indebtedness Incurred under the first paragraph of this covenant or under clause
          (1), (2), (4), (7), (9) or (13) of this second paragraph.

     Even if the first two paragraphs of this covenant permit us to Incur
Indebtedness:

     - we may not Incur any Indebtedness subordinate or junior in ranking in any respect to any of our Senior Indebtedness unless the Indebtedness is senior subordinated indebtedness or is expressly subordinated in right of payment to our senior subordinated indebtedness;

     - we may not Incur any Secured Indebtedness which is not Senior Indebtedness of Neenah unless contemporaneously therewith effective provision is made to secure the exchange notes equally and ratably with, or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the exchange notes, such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien;

     - our guarantor subsidiary may not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the guarantor subsidiary unless such Indebtedness is senior subordinated indebtedness of such guarantor subsidiary or is expressly subordinated in right of payment to senior subordinated indebtedness of such guarantor subsidiary; and

     - our guarantor subsidiary may not incur any Secured Indebtedness which is not Senior Indebtedness of such guarantor subsidiary unless contemporaneously therewith effective provision is made to secure the subsidiary guaranty equally and ratably with or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such subsidiary guaranty such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

  Limitation on Restricted Payments

     We will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

     (1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Neenah) except dividends or distributions

        (x) payable solely in its Capital Stock, other than Disqualified Stock, and except dividends or distributions payable to us or any Restricted Subsidiary and

        (y) if a Restricted Subsidiary has shareholders other than us or other Restricted Subsidiary, to its other shareholders on a pro rata basis or on a basis that results in the receipt by us or a Restricted Subsidiary of dividends or distributions of equal or greater value;

     (2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of us or any Restricted Subsidiary held by Persons other than us or another Restricted Subsidiary;

     (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any subordinated obligations except for the purchase, repurchase or other acquisition of subordinated obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition; or

     (4) make any Investment, other than a Permitted Investment, in any Person including any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, Investment or payment being herein referred to as a "Restricted Payment" if at the time we or such Restricted Subsidiary makes a Restricted Payment:

        (a) a default will have occurred and be continuing or would result therefrom;

        (b) we could not Incur at least $1.00 of additional Indebtedness under the first paragraph of the covenant described under "-- Limitation on Indebtedness;" or

        (c) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Original Issue Date would exceed the sum of:

           (1) 50% of the Consolidated Net Income accrued during the period, treated as one accounting period, from the Original Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit);

           (2) 100% of the aggregate net proceeds received by us, including the fair market value as determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors, of

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               property received by us. However, the property must be related, ancillary or complementary to our business and the business of the Restricted Subsidiaries conducted on the Original Issue Date, as a capital contribution or from the issue or sale of Capital Stock, which is not Disqualified Stock, of us or Holdings subsequent to the Original Issue Date, Issuance or Sale of Capital Stock does not include the issuance or sale to any of our Subsidiaries or an employee stock ownership plan or other trust established by us or any of our Subsidiaries to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which we or our Subsidiary are liable, directly or indirectly, as a guarantor or otherwise, including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness;

           (3)(A) the amount by which our Indebtedness or our Restricted Subsidiaries' Indebtedness is reduced on our balance sheet upon the conversion or exchange, other than by a Subsidiary, of any of our or our Restricted Subsidiaries' Indebtedness issued subsequent to the Original Issue Date and convertible or exchangeable for our Capital Stock which is not Disqualified Stock less

               (B) the amount of any cash or other property (other than such
                   Capital Stock) distributed by us or any Restricted Subsidiary upon such conversion or exchange, including any such exchange following the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip;

           (4) the aggregate Net Cash Proceeds received subsequent to the Original Issue Date by us or Holdings, other than from any Restricted Subsidiary, upon the exercise of any options or warrants to purchase our or our parent's Capital Stock which is not Disqualified Stock; and

           (5) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from

               (A) payments of dividends, repayments of the principal of loans, return of capital or advances or other transfers of assets to us or our Restricted Subsidiary from Unrestricted Subsidiaries or

               (B) the redesignation of Unrestricted Subsidiaries as Restricted
                   Subsidiaries (valued in each case as provided in the definition of "Investment") or the receipt of proceeds from the sale or other disposition of any portion of any Investment in an Unrestricted Subsidiary not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by us or our Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

     The first paragraph of this covenant will not prohibit:

      (1) any purchase, redemption, retirement or other acquisition of Capital Stock or subordinated obligations of us made by exchange for, or out of the proceeds of the substantially concurrent sale of, our Capital Stock (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by us or any of our Subsidiaries to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which we or our Subsidiary are liable, directly or indirectly, as a guarantor or otherwise, (including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness); provided, however, that

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         (A) such purchase, redemption, retirement or other acquisition will be excluded in the calculation of the amount of Restricted Payments and

         (B) the Net Cash Proceeds from such sale to the extent so used will be excluded from clause (4)(C)(2) of the first paragraph of this covenant;

      (2) any purchase, defeasance, retirement, redemption or other acquisition of

         (A) subordinated obligations of Neenah made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Neenah which is permitted to be Incurred under the second paragraph of the covenant described under "Limitation on Indebtedness" or

         (B) subordinated obligations of a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of any Restricted Subsidiary or Neenah which is permitted to be Incurred under the second paragraph of the covenant described under "Limitation of Indebtedness"; provided, however, that such purchase, defeasance, retirement, redemption or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

      (3) any purchase, redemption, retirement or other acquisition of Disqualified Stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock; provided, however, that such purchase, redemption, retirement or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

      (4) any purchase or redemption of subordinated obligations from Net Available Cash to the extent permitted by the covenant described under "Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

      (5) upon the occurrence of a change of control and within 60 days after the completion of the offer to repurchase the exchange notes under the covenant described under "Change of Control" above (including the purchase of all notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of subordinated obligations required under the terms of the subordinated obligations as a result of such change of control; provided, however, that such purchase, defeasance, retirement, redemption or other acquisition will be included in the calculation of the amount of Restricted Payments;

      (6) dividends paid within 60 days after the date of declaration of dividends if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments;

      (7) the repurchase, for cash or notes, of shares of, or options or warrants to purchase shares of, or payments to Holdings to enable Holdings to repurchase shares of, or options or warrants to purchase shares of, Capital Stock of Holdings, Neenah or any of our Subsidiaries from present or former Management Investors in an amount not in excess of $2.0 million in any one year and $5.0 million in the aggregate since the Original Issue Date; provided, however, that the amount of such repurchase will be included in the calculation of the amount of Restricted Payments;

      (8) payments in lieu of fractional shares in amount not in excess of $250,000 in the aggregate since the Original Issue Date;

      (9) payments by us to our parent to pay Federal, state and local taxes to the extent such taxes are attributable to us and our Restricted Subsidiaries; provided, however, that such payments will be excluded from the calculation of the amount of Restricted Payments;

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

     (10) loans, advances, dividends or distributions by us to Holdings to pay dividends on the common stock of Holdings following a public equity offering of such stock; but only to the extent that such loans, advances, dividends or distributions do not exceed 6% per annum of the net proceeds received by us in such public equity offering; provided, however, that the amount of such loans, advances, dividends or distributions will be included in the amount of Restricted Payments; or

     (11) in each case to the extent such payments by our parent are attributable to us and our Restricted Subsidiaries, payments by us to our parent not to exceed an amount necessary to permit our parent to

        (A) make payments in respect to its indemnification obligations owing to directors, officers or other Persons under our parent's charter or by-laws or under written agreements with any such Person,

        (B) make payments in respect of its other operational expenses, other than taxes, incurred in the ordinary course of business, or

        (C) make payments in respect of indemnification obligations and costs and expenses incurred by Holdings in connection with any offering of common stock of Holdings; provided, however, that all such payments will be included in the calculation of the amount of Restricted Payments.

  Limitation on Restrictions on Distributions from Restricted Subsidiaries

     We will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

     (A) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to us,

     (B) make any loans or advances to us or

     (C) transfer any of its property or assets to us, except:

        (1) any encumbrance or restriction under an agreement in effect at or entered into on the Original Issue Date;

        (2) any encumbrance or restriction with respect to a Restricted Subsidiary under an agreement relating to any Indebtedness entered into prior to the date on which such Restricted Subsidiary was acquired or designated as a Restricted Subsidiary by us, other than as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions following which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by us;

        (3) any encumbrance or restriction under

           (x) an agreement constituting Refinancing Indebtedness of Indebtedness Incurred under an agreement referred to in clause
               (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or

           (y) Indebtedness Incurred under clause (1) of the second paragraph of the covenant described above under the subheading entitled "Limitation on Indebtedness;"

           However, the encumbrances and restrictions contained in

               (A) any such refinancing agreement or amendment referred to in clause (x) above must be, collectively, no more restrictive in any material respect than the encumbrances and restrictions contained in such agreements, as determined in good faith by us, and

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

               (B) any instrument relating to any Indebtedness referred to in clause (y) above, must be, collectively, no more restrictive, as determined in good faith by us, any material respect than the encumbrances and restrictions contained in the Senior Bank Facilities as in effect on the Original Issue Date;

        (4) in the case of clause (3) above, any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary which are not prohibited by the covenant described under the subheading entitled "Limitation on Liens" to the extent such encumbrances or restrictions restrict the transfer of the property or assets subject to such security agreements or mortgages;

        (5) any encumbrance or restriction existing under or by reason of applicable law;

        (6) customary non-assignment provisions of any licensing agreement or of any lease;

        (7) any encumbrance or restriction contained in contracts for sales of assets otherwise permitted by the indenture;

        (8) with respect to a Restricted Subsidiary, any encumbrance or restriction imposed under an agreement that has been entered into for the sale of all or substantially all of the Capital Stock of such Restricted Subsidiary; and

        (9) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (3) of this covenant.

  Limitation on Sales of Assets and Subsidiary Stock

     We will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

     (1) we or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition. Consideration included relief from any other person assuming sole responsibility for any liabilities, contingent or otherwise. Fair market value will be met to the extent an Asset Disposition or a series of Asset Dispositions involves a fair market value greater than $1.0 million (and shall be determined, to the extent an Asset Disposition (or a series of related Asset Dispositions) involves a fair market value greater than $1.0 million) fair market value will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors. Fair market value will be met to the extent an Asset Disposition or a series of Asset Dispositions;

     (2) in the case of an Asset Disposition or a series of related Asset Dispositions having a fair market value of $1.0 million or more, at least 80%, or 100% in the case of lease payments, of the consideration of the Asset Disposition received by us or such Restricted Subsidiary is in the form of cash or cash equivalents; and

     (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by us or a Restricted Subsidiary:

        (A) first, to the extent we or such Restricted Subsidiary elects or is required by the terms of any Senior Indebtedness

           (1) to prepay, repay or purchase our Senior Indebtedness or Senior Indebtedness of a Wholly Owned Subsidiary or

           (2) in the case of a sale by a Restricted Subsidiary which is not a Wholly Owned Subsidiary to prepay, repay or purchase Senior Indebtedness of such Restricted Subsidiary, in each case other than Indebtedness owed to us or our Affiliate,

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

               within 365 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

        (B) second, to the extent of the balance of Net Available Cash after application under clause (A), to the extent we or such Restricted Subsidiary elects, to reinvest or enter into a binding contract to elect or reinvest in Additional Assets, including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary, within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash;

        (C) third, to the extent of the balance of Net Available Cash after application under clauses (A) and (B), to offer to purchase Original Notes to the extent required by the Original Indenture;

        (D) fourth, to the extent of the balance of Net Available Cash after application under clauses (A), (B) and (C), to offer to purchase the Add-on Notes to the extent required by the Add-on indenture and the Second Add-on indenture;

        (E) fifth, to the extent of the balance of such Net Available Cash after application under clauses (A), (B), (C) and (D), to make an offer to purchase exchange notes subject to the conditions set forth in section of this covenant; and

        (F) sixth, to the extent of the balance of such Net Available Cash after application under clauses (A), (B), (C), (D) and (E), to fund any corporate purpose, to the extent consistent with any other applicable provision of the indenture.

     However, in connection with any prepayment, repayment or purchase of Indebtedness under clause (A) above, we or our Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

     Notwithstanding the foregoing provisions of this covenant, Neenah and its Restricted Subsidiaries will not be required to apply any Net Available Cash under this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions in any year which are not applied under this covenant exceed $5.0 million in such year.

     For the purposes of clause (2) of this covenant, the following are deemed to be cash

     (w) the assumption of Indebtedness of Neenah, other than Disqualified Stock of Neenah, or any Restricted Subsidiary and the release of Neenah or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition,

     (x) securities received by Neenah or any Restricted Subsidiary from the transferee that are promptly converted by Neenah or such Restricted Subsidiary into cash,

     (y) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that Neenah and each other Restricted Subsidiary is released from any Guarantee of such Indebtedness in connection with such Asset Disposition, and

     (z) consideration consisting of Indebtedness of Neenah or any Restricted Subsidiary.

     In the event of an Asset Disposition that requires the purchase of exchange notes under clause (3)(E) of the first paragraph of this covenant, Neenah will be required to purchase exchange notes tendered following an offer. Neenah's offer for the exchange notes will commence within 30 days following the expiration of the 365 day period referred to in clause (3)(B) of the first paragraph of this covenant or, if Neenah so elects, at any time within such 365 day period. The purchase price will be 100% of the principal amount of the exchange of notes plus accrued and

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unpaid interest, if any, to the date of purchase following the procedures, including prorationing in the event of oversubscription set forth in the indenture.

     If the aggregate purchase price of exchange notes tendered following the offer is less than the Net Available Cash allotted to the purchase of the exchange notes, Neenah will apply the remaining Net Available Cash under clause
(3)(F) of the first paragraph of this covenant. Upon completion of the purchase of the notes tendered following the offer, the remaining amount of Net Available Cash, if any, will be reset at zero.

     Neenah will not be required to make an offer for exchange notes under this covenant if the Net Available Cash available after application of the proceeds as provided in clauses (A) and (B) of section (3) of the first paragraph of this covenant is less than $5.0 million. This lesser amount will be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition.

     Neenah will comply, to the extent applicable, with the requirements of
Section 14(e) of the Securities Exchange Act of 1934 and any other securities laws or regulations in connection with the repurchase of Notes under this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Neenah will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant of the indenture.

  Limitation on Transactions with Affiliates

     Neenah will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction, including the purchase, sale, lease or exchange of any property or the rendering of any service, with any Affiliate of Neenah (an "Affiliate Transaction") on terms

     (1) that are less favorable to Neenah or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and

     (2) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, are not in writing and have not been approved by a majority of the members of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction.

In addition, if such Affiliate Transaction involves an amount in excess of $5.0 million, a fairness opinion must be obtained from a nationally recognized appraisal or investment banking firm.

     The restrictions outlined in the first paragraph of this covenant will not prohibit

     (1) any Restricted Payment or Permitted Investment permitted to be made under the covenant described under the subheading entitled "Limitation on Restricted Payments,"

     (2) fees, compensation or employee benefit arrangements paid to, and any indemnity provided for the benefit of, directors, officers or employees of Neenah, Neenah's parent or any Subsidiary of Neenah in the ordinary course of business or any Indebtedness permitted to be Incurred under clause (7) of the second paragraph of the covenant described under the subheading entitled "Limitation on Indebtedness," or any payments in respect of the fees, compensation or employee benefit arrangements,

     (3) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise following the provisions of employment arrangements, stock options and stock ownership plans approved by the Board of Directors,

     (4) transactions under agreements entered into or in effect on the Original Issue Date, including amendments to the agreements entered into after the Original Issue Date, provided that the terms of any such amendment are not, in the aggregate, less favorable to
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         Neenah or such Restricted Subsidiary than the terms of such agreement prior to such amendment,

     (5) loans or advances to employees that are Affiliates of Neenah in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time,

     (6) any transaction between Neenah and a Restricted Subsidiary or between Restricted Subsidiaries, so long as the other stockholders of any participating Restricted Subsidiaries which are not Wholly Owned Subsidiaries are not themselves Affiliates of Neenah or

     (7) payments with respect to Indebtedness Incurred under clause (8) of the second paragraph of the covenant described under the subheading entitled "Limitation on Indebtedness."

  Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

     Neenah will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock, except

     (1) to Neenah or a Wholly Owned Subsidiary,

     (2) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary,

     (3) directors' qualifying shares or

     (4) in a Public Equity Offering as a result of or after which a Public Market exists.

The proceeds of any sale of such Capital Stock permitted by clause (2) must be treated as Net Available Cash from an Asset Disposition and must be applied under the covenant described under the subheading entitled "Limitation on Sales of Assets and Subsidiary Stock."

  Limitation on Liens

     Neenah will not, and will not permit any guarantor subsidiary to, directly or indirectly, create or permit to exist any Lien (the "Initial Lien") on any of its property or assets, including Capital Stock, whether owned on the Original Issue Date or thereafter acquired, securing any Indebtedness other than

     (1) in the case of Neenah, Senior Indebtedness of Neenah or

     (2) in the case of a guarantor subsidiary, Senior Indebtedness of a guarantor subsidiary.

     Notwithstanding the above paragraph, Neenah or a guarantor subsidiary may create or permit a Lien if:

     (1) in the case of Liens on Neenah's property or assets, contemporaneously therewith effective provision is made to secure the notes; and

     (2) in the case of Liens on any guarantor subsidiary's property or assets, effective provision is made to secure the notes equally and ratably with the subsidiary guaranty of such guarantor subsidiary; and

     (3) in the case of Indebtedness expressly subordinated in right of payment to the exchange notes and such subsidiary guaranty, effective provision is made to secure the notes on a senior basis to such obligation for so long as such obligation is so secured.

However, the preceding will not require Neenah or any Restricted Subsidiary to equally and ratably secure the notes if the Initial Lien consists of Permitted Liens.

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     Any Lien created for the benefit of the holders of the exchange notes under the paragraphs above shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

  Securities and Exchange Commission Reports

     Notwithstanding that Neenah may not be required to be or remain subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Neenah will file with the Securities and Exchange Commission, and provide the trustee and noteholders and prospective exchange noteholders (upon request) with, the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Securities Exchange Act of 1934. Neenah also will comply with the other provisions of TIA Sec. 314(a).

  Future Guarantor Subsidiaries

     Neenah will cause

     (a) each Restricted Subsidiary that is a Domestic Subsidiary which Incurs Indebtedness and

     (b) each Restricted Subsidiary that is not a Domestic Subsidiary and that after the Issue Date enters into a Guarantee of any of the obligations of Neenah, Neenah's parent or any of Neenah's Subsidiaries under the senior bank facilities to execute and deliver to the trustee a supplemental indenture following which such Subsidiary will Guarantee payment of the exchange notes.

     However, such Subsidiary shall not be required to execute and deliver a supplemental indenture following this section in the event that such Subsidiary is a party to the indenture or the supplemental indenture at the time of such Incurrence of Indebtedness. Each subsidiary guaranty will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the subsidiary guaranty, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

  Limitation on Lines of Business

     Neenah will not, and will not permit any Restricted Subsidiary to, engage in any business other than

     (1) a Related Business and

     (2) the making of Permitted Investments and the operations of any business that is part of a Permitted Investment.

     Holdings will not engage in any business other than managing its investment in Neenah.

  Limitation on Sale/Leaseback Transactions

     Neenah will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless

     (1) Neenah or such Restricted Subsidiary would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction under the covenant described under the subheading entitled "Limitation on Indebtedness" and

     (2) (x) the net cash proceeds received by Neenah or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (in the case of Sale/Leaseback Transactions involving amounts in excess of $1.0 million, as determined by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) of such property and
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          (y) the transfer of such property is permitted by, and Neenah applies the proceeds of such transaction in compliance with, the covenant described under the subheading entitled "Limitation on Sale of Assets and Subsidiary Stock."

MERGER AND CONSOLIDATION

     Neenah will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

     (1)(x) the resulting, surviving or transferee Person (the "successor company") will be a corporation, limited liability company, limited partnership or business trust organized and existing under the laws of the United States of America, any State of the United States of America or the District of Columbia and

         (y) the successor company, if not Neenah, will expressly assume by an indenture supplemental hereto executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Neenah under the exchange notes and the indenture;

     (2) immediately after giving effect to such transaction, and treating any Indebtedness which becomes an obligation of the successor company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the successor company or such Restricted Subsidiary at the time of such transaction, no default will have occurred and be continuing;

     (3) except in the case of a merger the sole purpose of which is to change Neenah's jurisdiction of incorporation, immediately after giving effect to such transaction, the successor company would be able to Incur an additional $1.00 of Indebtedness under the first paragraph of the covenant described under the subheading entitled "Limitation on Indebtedness;"

     (4) immediately after giving effect to such transaction, the successor company will have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of Neenah immediately prior to such transaction and

     (5) Neenah will have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

     However, clauses (2), (3) and (4) above do not prohibit any Restricted Subsidiary from consolidating with, merging into or transferring all or part of its properties and assets to Neenah.

     The successor company will succeed to, and be substituted for, and may exercise every right and power of, Neenah under the indenture. However, the predecessor company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the exchange notes.

DEFAULTS

  Events of Default

     Each of the following is an event of default:

     (1) a default in any payment of interest on any exchange note when due, whether or not such payment is prohibited by the provisions described under the heading "Ranking" above, continued for 30 days;

     (2) a default in the payment of principal of any exchange note when due at its Stated Maturity upon

          - optional redemption,

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          - upon required repurchase,

          - upon declaration or

          - otherwise, whether or not such payment is prohibited by the provisions described under the heading "Ranking" above;

     (3) the failure by Neenah to comply with its obligations under the covenant described under the heading "Merger and Consolidation" above;

     (4) the failure by Neenah to comply for 30 days after notice with any of its obligations under the covenants described under the heading "Change of Control" or "Covenants" above, in each case, other than a failure to purchase exchange notes;

     (5) the failure by Neenah or any guarantor subsidiary to comply for 60 days after notice with its other agreements contained in the exchange notes or the indenture;

     (6) the failure by Neenah or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders of Indebtedness because of a default, if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent;

     (7) bankruptcy, insolvency or reorganization of Neenah or a Restricted Subsidiary;

     (8) the rendering of any judgment or decree in excess of $5.0 million or its foreign currency equivalent (net of amounts paid within 30 days of any such judgment or decree under any insurance, indemnity, bond, surety or similar instrument) against Neenah or a Restricted Subsidiary by a court or other adjudicatory authority of competent jurisdiction for which Neenah or the Restricted Subsidiary, as applicable, is not fully insured by a third Person and

          (A) an enforcement proceeding is commenced with respect to such judgment or decree or

          (B) such judgment or decree remains outstanding the later of

             (1) the day which is the sixtieth day after the judgment is rendered and

             (2) the day on which any right to appeal expires (the "judgment default provision"); or

     (9) any subsidiary guaranty ceases to be in full force and effect, except as contemplated by the terms of the subsidiary guaranty, or any guarantor subsidiary denies or disaffirms its obligations under the indenture or any subsidiary guaranty and such default continues for 10 days.

     The events listed in clauses (1)-(9) above constitute events of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of law or following any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a default under clauses (4) or (5) above will not constitute an event of default until

     (a) the trustee or the holders of 25% in principal amount of the outstanding notes notify Neenah of the default and

     (b) Neenah does not cure such default within the time specified in clauses
         (4) and (5) hereof after receipt of such notice.

  Effect of Event of Default

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding exchange notes by notice to Neenah may declare the principal
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

of and accrued but unpaid interest on all the exchange notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately.

     If an event of default relating to bankruptcy, insolvency or reorganization of Neenah occurs and is continuing, the principal of and interest on all the exchange notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under some circumstances, the holders of a majority in principal amount of the outstanding exchange notes may rescind any such acceleration with respect to the exchange notes and its consequences.

     Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense.

     Except to enforce the right to receive payment of principal, any premiums or interest when due, no holder may pursue any remedy with respect to the indenture or the exchange notes unless

     (1) such holder has previously given the trustee notice that an event of default is continuing,

     (2) holders of at least 25% in principal amount of the outstanding exchange notes have requested the trustee to pursue the remedy,

     (3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense,

     (4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and

     (5) the holders of a majority in principal amount of the outstanding exchange notes have not given the trustee a direction inconsistent with such request within such 60 day period.

     Subject to some restrictions, the holders of a majority in principal amount of the outstanding exchange notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

  Procedures Upon an Event of Default

     The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default. The notice of default must be mailed within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer or written notice of it is received by the trustee. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Noteholders.

     In addition, Neenah is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers of the certificate know of any default that occurred during the previous year. Neenah also is required to deliver to the trustee, within 30 days after the occurrence of an event of default, written notice of any event which would constitute defaults, their status and what action Neenah is taking or proposes to take in respect of the default.

AMENDMENTS AND WAIVERS

     The indenture may be amended with the consent of the holders of a majority in principal amount of the exchange notes then outstanding and any past default and its consequences or compliance
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

with any provisions may be waived with the consent of the holders of a majority in principal amount of the exchange notes then outstanding.

  Amendments Requiring Consent

     However, without the consent of each holder of an outstanding exchange note affected, no amendment may

     (1) reduce the amount of exchange notes whose holders must consent to an amendment or waiver,

     (2) reduce the rate of or extend the time for payment of interest on any exchange note,

     (3) reduce the principal of or extend the Stated Maturity of any exchange note,

     (4) reduce the premium payable upon the redemption of any exchange note or change the time at which any exchange note may be redeemed as described under the heading "Optional Redemption" above,

     (5) make any exchange note payable in money other than that stated in the exchange note,

     (6) impair the right of any holder to receive payment of principal of and interest on such holder's exchange notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's exchange notes,

     (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions or

     (8) make any change in any subsidiary guaranty that would have a significant negative effect the exchange noteholders.

  Amendments not Requiring Consent

     Without the consent of any holder, we and the trustee may amend the indenture

     (1) to cure any ambiguity, omission, defect or inconsistency,

     (2) to provide for the assumption by a successor corporation of the obligations of Neenah under the indenture,

     (3) to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes; provided that the uncertificated exchange notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated exchange notes are described in Section 163(f)(2)(B) of the Code,

     (4) to add further Guarantees with respect to the exchange notes,

     (5) to release guarantor subsidiaries when permitted by the indenture, to secure the exchange notes,

     (6) to add to the covenants of Neenah for the benefit of the exchange noteholders or to surrender any right or power conferred upon Neenah,

     (7) to make any change that does not harm the rights of any holder, or

     (8) to comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the TIA.

     The consent of the exchange noteholders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

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

  Notice of Amendment

     After an amendment under the indenture becomes effective, Neenah is required to mail to exchange noteholders a notice briefly describing such amendment. However, the failure to give such notice to all exchange noteholders, or any defect in giving the notice, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes under the indenture. The Registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of a note will be treated as the owner of it for all purposes.

DEFEASANCE

     We may, at our option and at any time, terminate our obligations under the exchange notes and the indenture and elect to have all of our obligations discharged with respect to the outstanding exchange notes and the indenture ("legal defeasance"). This option does not apply to those obligations respecting the defeasance trust and obligations:

     (1) to register the transfer or exchange of the exchange notes,

     (2) to replace mutilated, destroyed, lost or stolen exchange notes and

     (3) to maintain a registrar and paying agent in respect of the exchange notes.

     Neenah at any time may terminate its obligations under the covenants described under the heading "Covenants," the operation of the cross acceleration provision, the bankruptcy default provisions with respect to Subsidiaries and the judgment default provision described under the heading "Defaults" above and the limitations contained in clauses (3) and (4) under "Merger and Consolidation" above. If Neenah exercises its legal defeasance option or its covenant defeasance option, each guarantor subsidiary will be released from all of its obligations with respect to its subsidiary guaranty.

     Neenah may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Neenah exercises its legal defeasance option, payment of the exchange notes may not be accelerated because of an event of default with respect to the exchange notes. If Neenah exercises its covenant defeasance option, payment of the exchange notes may not be accelerated because of an event of default specified in clause (4), (6), (7) (with respect to Restricted Subsidiaries only), (8) (with respect to Significant Subsidiaries only), (9) or (10) under the heading "Defaults" above or because of the failure of Neenah to comply with clause (3) or (4) under the heading "Merger and Consolidation" above.

  Procedure to Exercise Defeasance

     Defeasance options with respect to the exchange notes may be exercised to any redemption date or the applicable maturity date. In order to exercise either defeasance option, Neenah must irrevocably deposit in trust with the trustee money or U.S. Government Obligations for the payment of principal, any premiums, and interest on the notes to redemption or maturity. Neenah must also comply with other conditions including

     (1) delivery to the trustee of an Opinion of Counsel to the effect that holders of the exchange notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and

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

     (2) defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, the Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

     Neenah will not be permitted to exercise either defeasance option described above with respect to the exchange notes unless it defeases existing notes equivalently and substantially simultaneously. Similarly, Neenah will not be permitted to defease old notes unless it defeases the notes equivalently and substantially simultaneously.

CONCERNING THE TRUSTEE

     United States Trust Company of New York will be the trustee under the indenture and has been appointed by Neenah as Registrar and paying agent with regard to the exchange notes.

GOVERNING LAW

     The indenture and the exchange notes will be governed by, and construed following, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

DEFINITIONS

     "ACP Holdings" means ACP Holding Company, a Delaware corporation.

     "ACP Products, L.L.C." means ACP Products, L.L.C., a Delaware limited liability company.

     "Additional Assets" means:

     (1) any property or assets (other than Indebtedness and Capital Stock), including improvements to existing assets, to be used by us or a Restricted Subsidiary in a Related Business;

     (2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by us or another Restricted Subsidiary; or

     (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Add-on Indenture" means the indenture dated July 1, 1997 among Neenah Corporation, our subsidiaries party to the Add-on Indenture, and the trustee.

     "Add-on Notes" means:

     (1) Neenah's 11 1/8% series C senior subordinated notes due 2007 issued under the Add-on Indenture;

     (2) any of Neenah's 11 1/8% series D senior subordinated notes due 2007 exchanged therefor; and

     (3) Neenah's 11 1/8% series E senior subordinated notes due 2007 issued under the Second Add-on Indenture.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person.

     For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through

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the ownership of voting securities, by contract or otherwise; and the terms
"controlling" and "controlled" have meanings correlative to the foregoing.

     For purposes of the provisions described under the heading
"Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the voting stock, on a fully diluted basis, of Neenah or of rights or warrants to purchase such voting stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner under the first sentence hereof.

     "Applicable Premium" means, with respect to an exchange note, the greater of:

     (1) 1.0% of the then outstanding principal amount of such exchange note;
         and

     (2) the excess of

        (A) the present value of all remaining required interest and principal payments due on such exchange note, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over

        (B) the then outstanding principal amount of such exchange note.

     "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or assets (each referred to for the purposes of this definition as a "disposition") by us or any of our Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than:

     (1) a disposition by a Restricted Subsidiary to us or by us or a Restricted Subsidiary to a Restricted Subsidiary;

     (2) a disposition of inventory, in the ordinary course of business consistent with our and our subsidiaries past practices;

     (3) dispositions with a fair market value of less than $500,000 in the aggregate in any fiscal year;

     (4) a disposition of properties and assets that is governed by the provisions under the first paragraph of the heading "Merger and Consolidation" above; and

     (5) for purposes of the provisions described under "-- Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under the heading "Covenants -- Limitation on Restricted Payments."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations under SFAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction, including any period for which such lease has been extended.

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing

     (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

     (2) the sum of all such payments.

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     "Bank Indebtedness" means any and all amounts payable under or in respect of the senior bank facilities or any refinancing or replacements of the Bank Indebtedness including principal, any premiums, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Neenah whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect of the Bank Indebtedness.

     "Board of Directors" means Neenah's Board of Directors or any committee of the Board of Directors duly authorized to act on behalf of such board.

     "Borrowing Base" means, as of the date of determination, an amount equal to the sum, without duplication, of

     (1) 80% of the net book value of Neenah's accounts receivable at such date and

     (2) 50% of the net book value of Neenah's inventories at such date.

Net book value shall be determined under GAAP and shall be that reflected on the most recent available balance sheet, it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination.

     "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes under GAAP. The amount of Indebtedness represented by a Capitalized Lease Obligation shall be the capitalized amount of such obligation determined under GAAP, and the Stated Maturity of the Capitalized Lease Obligations shall be the date of the last scheduled payment of rent or any other amount due under the relevant lease.

     "Citicorp" means Citicorp, a Delaware corporation.

     "Code" means the Internal Revenue Code of 1986.

     "Commodity Agreement" means one or more of the following agreements entered into by a Person and one or more financial institutions: commodity future contracts, forward contracts, options or other similar arrangements or agreements designed to protect against fluctuations in the price of, or the shortage of supply of, commodities from time to time.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of

     (A) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to

     (B) Consolidated Interest Expense for such four fiscal quarters.

        However, if

        (1) Neenah or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on the date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such
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

            period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the application of the proceeds of the Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, except that in the case of Indebtedness to finance seasonal fluctuations in working capital needs Incurred under a revolving credit or similar arrangement, the amount of Consolidated Interest Expense shall be deemed to be the average daily balance of such Indebtedness during such four quarter period;

        (2) since the beginning of such period Neenah or any Restricted Subsidiary shall have disposed of any assets constituting all or substantially all of the assets of an operating unit of a business (a "Disposal"),

           (x) the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Disposal for such period or increased by an amount equal to the EBITDA (if negative) directly attributable to the Disposal for such period and

           (y) Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Neenah or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Neenah and its continuing Restricted Subsidiaries in connection with such Disposal for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Neenah and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

        (3) since the beginning of such period Neenah or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of the assets of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect to the Investment or acquisition of assets (including the Incurrence of any Indebtedness in connection therewith) as if such Investment or acquisition occurred on the first day of such period; and

        (4) since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Neenah or any Restricted Subsidiary since the beginning of such period) shall have made any Disposal or any Investment or acquisition of assets that would have required an adjustment under clause (2) or (3) above if made by Neenah or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect to the merger as if such Disposal, Investment or acquisition of assets occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating to the acquisition of assets and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of Neenah. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the

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

date of determination had been the applicable rate for the entire period. The calculation shall take into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months.

     If any Indebtedness bears, at the option of Neenah or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, then

     (1) if any interest had accrued on such Indebtedness prior to the date of determination, the interest expense on such Indebtedness shall be computed by applying a fixed or floating rate of interest as selected by Neenah or such Restricted Subsidiary for the interest period immediately preceding such determination or

     (2) if no interest accrued on such Indebtedness prior to the date of determination, the interest expense on such Indebtedness shall be computed by applying, at the option of Neenah or such Restricted Subsidiary, either a fixed or floating rate.

If any Indebtedness which is being given pro forma effect was Incurred under a revolving credit facility that was in effect throughout the applicable period, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Interest Expense" means, for any period, the total consolidated interest expense of Neenah and its Restricted Subsidiaries for such period, plus, to the extent Incurred by Neenah and its Restricted Subsidiaries in such period but not included in such interest expense,

     (1) interest expense attributable to Capitalized Lease Obligations and Attributable Debt,

     (2) amortization of debt discount,

     (3) capitalized interest,

     (4) noncash interest expense,

     (5) commissions, discounts and other fees and charges with respect to letters of credit and bankers' acceptance financing,

     (6) net costs associated with Interest Rate Agreements,

     (7) the interest portion of any deferred payment obligation for goods or services,

     (8) interest actually paid by Neenah or any Restricted Subsidiary on any Indebtedness of any other Person that is Guaranteed by Neenah or any Restricted Subsidiary,

     (9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Neenah or a Wholly Owned Subsidiary) in connection with Indebtedness Incurred by such plan or trust and

     (10) the earned discount or yield with respect to the sale of receivables (without duplication of amounts included in Consolidated Net Income); but in no event shall include

        (a) amortization of debt issuance costs,

        (b) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of Neenah and Disqualified Stock of Neenah held by Persons other than Neenah or a Wholly Owned Subsidiary, or

        (c) interest Incurred in connection with Investments in discontinued operations.

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     "Consolidated Net Income" means, for any period, the consolidated net income (loss) of Neenah and its Subsidiaries for such period. However, the following shall not be included in the calculations of Consolidated Net Income:

     (1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that

        (A) subject to the limitations contained in clause (4) below, Neenah's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Neenah or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

        (B) Neenah's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income,

     (2) for purposes of subclause 3(A) of the first paragraph of the covenant described under "Limitation on Restricted Payments" only, any net income (loss) of any person acquired by Neenah or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition,

     (3) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Neenah, except that

        (A) subject to the limitations contained in (4) below, Neenah's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Neenah or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and

        (B) Neenah's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

     (4) any gain (or loss) realized upon the sale or other disposition of any asset of Neenah or its Consolidated Subsidiaries, including following any Sale/Leaseback Transaction, which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person,

     (5) any extraordinary gain or loss, and

     (6) the cumulative effect of a change in accounting principles after the Issue Date.

Notwithstanding the foregoing, for the purpose of the covenant described under "Covenants-Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to Neenah or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant under clause (3)(D) of the first paragraph of clause (3)(D).

     Notwithstanding anything to the contrary in the covenant described under "Covenants -- Limitations on Restricted Payments," all amounts paid to Neenah's parent under clause (11)(B) of the second paragraph such covenant shall be deducted in computing Consolidated Net Income.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of Neenah and the Restricted Subsidiaries, determined on a Consolidated basis, as of the end of the

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most recent fiscal quarter of Neenah ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as

     (1) the par or stated value of all outstanding Capital Stock of Neenah plus

     (2) paid-in capital or capital surplus relating to such Capital Stock plus

     (3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Consolidated Non-Cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Consolidated Subsidiaries for such period, on a Consolidated basis, as determined under GAAP, excluding any such other non-cash charge which consists of an accrual or reserve for cash charges for any future period.

     "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of Neenah under GAAP consistently applied. However, "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of Neenah or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Currency Agreement" means with respect to any Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangement as to which such Person is a party or a beneficiary.

     "CVC" means Citicorp Venture Capital, Ltd., a New York corporation.

     "Designated Senior Indebtedness" means

     (1) the Bank Indebtedness and

     (2) any other Senior Indebtedness of Neenah which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders of Senior Indebtedness are committed to lend at least $25.0 million and is specifically designated by Neenah in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, or upon the happening of any event

     (1) matures or is mandatorily redeemable under a sinking fund obligation or otherwise,

     (2) is convertible or exchangeable for Indebtedness or Disqualified Stock or

     (3) is redeemable at the option of the holder of Disqualified Stock, in whole or in part, in each case on or prior to ninety-one days after the Stated Maturity of the exchange notes.

Disqualified Stock shall not include any Capital Stock that is not otherwise Disqualified Stock if by its terms the holders have the right to require the issuer to repurchase such stock upon a change of control, or upon events substantially similar to a change of control.

     "Domestic Subsidiary" means a Subsidiary that is incorporated or organized under the laws of the United States of America, any State of the United States of America or the District of Columbia.

     "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income

     (1) income tax expense,

     (2) Consolidated Interest Expense and

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     (3) Consolidated Non-Cash Charges, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of Neenah shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Subsidiary was included in calculating Consolidated Net Income.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, in statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person through an agreement enforceable by or for the benefit of the holder of such Indebtedness and any such obligation, direct or indirect, contingent or otherwise, such Person

     (1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness or other obligation of such other Person (whether arising to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

     (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment of Indebtedness or to protect such obligee against loss in respect of Indebtedness (in whole or in part).

However, the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any Person means the obligations of such Person under any Commodity Agreement, Interest Rate Agreement or Currency Agreement.

     "Holdings" means Neenah's parent company, NFC Castings, Inc., a Delaware corporation, any Person succeeding to its ownership, and successors to any Person succeeding to its ownership.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for. However, any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such person at the time it becomes a Restricted Subsidiary. However, in the case of a discount security, the accretion of original issue discount on such security shall not be considered an Incurrence of Indebtedness only if at the time of issuance of such security, Neenah elects to treat the whole face amount of such security as Incurred at such time (and such Incurrence is then permitted under the indenture).

     "Indebtedness" means, with respect to any specified Person, any Indebtedness of such Person, in respect of:

     (1) borrowed money;

     (2) the principal of obligations evidenced by bonds, debentures, notes or other similar instruments;

     (3) all obligations in respect of letters of credit or other similar instruments, including reimbursement obligations with respect to letters of credit or other similar instruments, other than letters of credit or similar instruments supporting Trade Payables entered into in the ordinary course of business to the extent that such letters of credit are not drawn upon

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

         or, if and to the extent drawn upon, such drawing is reimbursed not later than the third business day following such drawing;

     (4) all obligations to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than twelve months after the date of placing such property in service or taking delivery and title to the property or the completion of such services;

     (5) all Capitalized Lease Obligations and all Attributable Debt;

     (6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of Neenah, any Preferred Stock (but excluding, in each case, any accrued dividends);

     (7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of

        (A) the fair market value of such asset at such date of determination and

        (B) the amount of such Indebtedness of such other Persons;

     (8) all Indebtedness of other Persons to the extent Guaranteed by such Person; and

     (9) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance or loans, other than advances or loans to customers or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Person making such loan or advance, or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

     For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Covenants -- Limitation on Restricted Payments," only

     (1) "Investment" shall include the portion (proportionate to Neenah's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Neenah at the time that such Subsidiary is designated an Unrestricted Subsidiary. However, upon a redesignation of such Subsidiary as a Restricted Subsidiary, Neenah shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to

        (x) Neenah's "Investment" in such Subsidiary at the time of such redesignation less

        (y) the portion (proportionate to Neenah's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

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

     (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means the date on which the exchange notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including any conditional sale or other title retention agreement or lease in the nature of a title retention agreement.

     "Management Investors" means the officers and employees of ACP Holdings, ACP Products, L.L.C., Neenah, Neenah's parent company, or one of Neenah's Subsidiaries who acquire Voting Stock of ACP Holdings, ACP Products, L.L.C., Neenah or Neenah's parent company, on or after the Original Issue Date.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "NC Merger" means NC Merger Company, a Wisconsin corporation.

     "Neenah Merger" means the merger, consummated on April 30, 1997 of NC Merger Company with and into Neenah under the terms of the Agreement and Plan of Reorganization by and among Neenah, Neenah's parent company and NC Merger Company and dated November 20, 1996.

     "Net Available Cash" from an Asset Disposition means cash payments received, including any cash payments received by way of deferred payment of principal under a note or installment receivable or from an escrow account or otherwise, in each case only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form, therefrom, in each case net of

     (1) all legal, title and recording expenses, commissions and other expenses (including fees and expenses of counsel and investment bankers) incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition,

     (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, under any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such asset disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition,

     (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and

     (4) appropriate amounts to be provided by the party or parties making such Asset Disposition as a reserve, under GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by Neenah or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition.

     "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the proceeds of such issuance or sale in the form of cash, including payments in respect of deferred payment obligations when received in form of, or stock or other assets when disposed for, cash, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, filing and registration fees, trustee's fees, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of the sale of Capital Stock.

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     "Officer" includes the following positions with respect to Neenah:

     - the Chairman of the Board,

     - the Chief Executive Officer,

     - the Chief Financial Officer,

     - the President,

     - any Vice President,

     - the Treasurer or

     - the Secretary.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the trustee. The counsel may be an employee of or counsel to Neenah or the trustee.

     "Original Indenture" means the indenture dated April 30, 1997 between NC Merger and the trustee.

     "Original Issue Date" means the date of issuance of the Original Notes, April 30, 1997.

     "Original Notes" means Neenah's 11 1/8% senior subordinated notes due 2007 issued under the Original Indenture and any of Neenah's 11 1/8% series B senior subordinated notes due 2007 exchanged therefor.

     "Permitted Holders" means

     (1) CVC and its Affiliates and Permitted Transferees and

     (2) the Management Investors and their Permitted Transferees.

     "Permitted Investment" means an Investment by Neenah or any Restricted Subsidiary in:

     (1) Neenah;

     (2) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

     (3) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Neenah or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

     (4) Temporary Cash Investments;

     (5) receivables owing to Neenah or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable following customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Neenah or any such Restricted Subsidiary deems reasonable under the circumstances;

     (6) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     (7) loans or advances to employees made in the ordinary course of business and not exceeding $1.0 million in the aggregate outstanding at any one time;

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

     (8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Neenah or any Restricted Subsidiary or in satisfaction of judgments;

     (9) securities received as consideration in sales of assets made in compliance with the covenant described under "-- Covenants -- Limitation on Sales of Assets and Subsidiary Stock;"

     (10) other Investments, of any type, provided that the amount of such Investments made after the Issue Date in reliance on this clause (10) and outstanding at any time does not exceed 7.5% of Total Assets; or

     (11) Guarantees relating to Indebtedness which is permitted to be Incurred under the covenant described under "-- Covenants -- Limitation on Indebtedness."

     "Permitted Liens" means with respect to any Person:

     (a) Liens to secure Indebtedness permitted under the provisions described under clause (b)(1) or (2) of the second paragraph under "-- Covenants -- Limitation on Indebtedness";

     (b) pledges or deposits made or other Liens granted by

        (1) such Person under workmen's compensation laws, unemployment insurance laws or similar legislation,

        (2) in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or

        (3) to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

     (c) Liens imposed by law, such as carriers', warehousemen's, mechanics', employees' and other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments, awards, decrees or orders of any court or other governmental authority against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

     (d) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

     (e) Liens in favor of issuers of surety, performance, judgment, appeal and other like bonds or letters of credit issued following the request of and for the account of such Person in the ordinary course of its business;

     (f) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning provisions, carveouts, conditional waivers or other restrictions as to the use of real properties or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, Liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of such Person;

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

     (g) Liens existing or provided for under written arrangements existing on the Original Issue Date;

     (h) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

     (i) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

     (j) Liens to secure any refinancing, refunding, replacement, renewal, repayment or extension, or successive refinancings, refundings, replacements, renewals, repayments or extensions, as a whole, or in part, of any Indebtedness secured by any Lien referred to in clause
         (g), (i), (l), (m) or (n); provided, however, that

        (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and

        (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of

           (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (i), (l), (m) and (n) at the time the original Lien became a Permitted Lien and

           (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, replacement, renewal, repayment or extension;

     (k)(1) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which Neenah or any Restricted Subsidiary or Neenah has easement rights or on any real property leased by Neenah and subordination or similar agreements relating to the real property and

        (2) any condemnation or eminent domain proceedings affecting any real property;

     (l) Liens on property, assets or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created, Incurred or assumed by such Person in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by Neenah or any Restricted Subsidiary;

     (m) Liens on property or assets at the time Neenah or a Restricted Subsidiary acquired the property or assets, including any acquisition by means of a merger or consolidation with or into Neenah or a Restricted Subsidiary; provided, however, that such Liens are not created in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by Neenah or any Restricted Subsidiary; and

     (n) any Lien on stock or other securities of an Unrestricted Subsidiary that secures Indebtedness of such Unrestricted Subsidiary.

     "Permitted Transferee" means

     (a) with respect to CVC

        (1) Citicorp, any direct or indirect wholly owned subsidiary of Citicorp, and any officer, director or employee of CVC, Citicorp or any wholly owned subsidiary of Citicorp,

        (2) any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees to in clause
            (a)(1) above or
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

        (3) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of one or more of the persons described in clause (a)(1) or (2) above and

     (b) with respect to any officer or employee of ACP Products, L.L.C., ACP Holdings, Neenah, Neenah's parent company or a Subsidiary of Neenah

        (1) any spouse or lineal descendant (including by adoption and stepchildren) of such officer or employee and

        (2) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of such officer or employee, any of the persons described in clause (b)(1) above or any combination of the persons described in clause (b)(1).

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision of the agency or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Public Equity Offering" means an underwritten public offering of common stock of ACP Holdings, Neenah, Neenah's parent company (or, for purposes of the covenant described under "-- Covenants -- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," any Restricted Subsidiary) under an effective registration statement (other than a registration statement on Form S-4, S-8 or any successor or similar forms) under the Securities Act of 1933, whether alone or in conjunction with any secondary public offering, provided, however, that if any such offering is an offering of the common stock of ACP Holdings, only the net proceeds of such offering that are contributed to Neenah shall be taken into consideration for the purposes of this definition.

     "Public Market" means any time after

     (x) a Public Equity Offering has been consummated and

     (y) at least 15% of the total issued and outstanding common stock of ACP Holdings, Neenah, Neenah's parent company (or, for purposes of the covenant described under "-- Covenants -- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," any Restricted Subsidiary) has been distributed by means of an effective registration statement under the Securities Act of 1933.

     "Purchase Money Indebtedness" means Indebtedness

     (1) consisting of the deferred purchase price of an asset or assets (including Capital Stock and the assets of an ongoing business) including additions and improvements, any conditional sale obligation, any obligation under any title retention agreement or any other purchase money obligation, or

     (2) incurred to finance the acquisition by Neenah or a Restricted Subsidiary of an asset or assets (including Capital Stock and the assets of a Related Business) including additions and improvements; provided in the case of clause (1) that the Average Life of such Indebtedness is less than the anticipated useful life of assets having an aggregate fair market value representing more than 50% of the aggregate fair market value of all assets so acquired and that in the case of clauses (1) and (2) such Indebtedness is incurred within 180 days after the acquisition by Neenah or Restricted Subsidiary of such asset or assets, or is in existence with respect to any asset or other property at the time such asset or property is acquired.
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     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including under any defeasance or discharge mechanism) (collectively, "refinances" and "refinanced" shall have a correlative meaning) any Indebtedness existing on the Original Issue Date or Incurred in compliance with or which is permitted by the indenture (including Indebtedness of Neenah that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of that or another Restricted Subsidiary of Neenah), including Indebtedness that refinances Refinancing Indebtedness; provided, however, that

     (1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced,

     (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced,

     (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus the amount of any premium reasonably determined by Neenah or such Restricted Subsidiary, as applicable, as necessary at the time of such refinancing to accomplish such refinancing or required following the terms of the refinancing, plus the amount of expenses of Neenah or such Restricted Subsidiary, as applicable, Incurred in connection with such refinancing and

     (4) if the Indebtedness being refinanced is subordinated in right of payment to the exchange notes, such Refinancing Indebtedness is subordinated in right of payment to the exchange notes to the extent of the Indebtedness being refinanced provided further, however, that Refinancing Indebtedness shall not include Indebtedness of Neenah or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Business" means any business of Neenah and the Restricted Subsidiaries as conducted on the Issue Date and any business related, ancillary or complementary to the Related Business.

     "Restricted Subsidiary" means any Subsidiary of Neenah other than an Unrestricted Subsidiary.

     "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. and its successors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by Neenah or a Restricted Subsidiary whereby Neenah or such Restricted Subsidiary transfers such property to a Person and Neenah or such Restricted Subsidiary leases it from such Person, other than leases between Neenah and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "Second Add-on Indenture" means the indenture dated November 24, 1998 among Neenah, the subsidiaries of Neenah party to the Second Add-on Indenture, and the trustee.

     "Secured Indebtedness" means any Indebtedness of Neenah secured by a Lien. "Secured Indebtedness" of any Guarantor Subsidiary has a correlative meaning.

     "Senior Bank Facilities" means the credit agreement dated as of the Original Issue Date waived or otherwise modified from time to time, among Holdings, Neenah, the lenders party to the senior bank facilities from time to time and The Chase Manhattan Bank, a New York banking corporation, as agent (except to the extent that any such amendment, waiver or other modification to the Senior bank facilities would be prohibited by the terms of the indenture).

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

     "Senior Indebtedness" of Neenah means

     (1) all principal of,

     (2) premium, if any,

     (3) accrued interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Neenah whether or not a claim for post-filing interest is allowed in such proceedings,

     (4) fees,

     (5) charges,

     (6) expenses,

     (7) reimbursement obligations,

     (8) guarantees, including all Bank Indebtedness, whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or following which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the exchange notes, and

     (9) other amounts owing with respect to all Indebtedness of Neenah.

     However, Senior Indebtedness shall not include

     (1) any obligation of Neenah to any Subsidiary,

     (2) any liability for federal, foreign, state, local or other taxes owed or owing by Neenah,

     (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business, including Guarantees of Senior Indebtedness or instruments evidencing such liabilities,

     (4) any Indebtedness or obligation of Neenah which is subordinate or junior in any respect, other than as a result of the Indebtedness being unsecured, to any other Indebtedness or obligation of Neenah, including any senior subordinated indebtedness and any subordinated obligations,

     (5) any obligations with respect to any Capital Stock or

     (6) any Indebtedness Incurred in violation of the indenture.

     "Senior Indebtedness" of any guarantor subsidiary has a correlative meaning.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Neenah within the meaning of clause (w)(1) or (2) of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including under any mandatory redemption provision, but excluding any provision providing for the purchase of such security at the option of the holder of the security upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or members of any other governing body the corporation, association, partnership or other business entity is at the time owned or controlled, directly or indirectly, by

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

     (1) such Person or

     (2) one or more Subsidiaries of such Person.

     "Temporary Cash Investments" means any of the following:

     (1) any investment in direct obligations

        (x) of the United States of America or any agency of the United States of America or obligations Guaranteed by the United States of America or any agency of the United States of America or

        (y) of any foreign country recognized by the United States of America rated at least "A" by S&P or "A-1" by Moody's,

     (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition of the investments in time deposit accounts, certificates of deposit and money market deposits issued by a bank or trust company which is organized under the laws of the United States of America, any state of the United States of America or any foreign country recognized by the United States of America having capital and surplus in excess of $250.0 million (or the foreign currency equivalent of $250.0 million) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act of 1933),

     (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause
         (2) above,

     (4) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of Neenah) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P,

     (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority of any state, commonwealth or territory of the United States of America, and rated at least "A" by S&P or "A" by Moody's,

     (6) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent of $250.0 million), or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the Securities and Exchange Commission under the Investment Company Act of 1940 and

     (7) similar investments approved by the Board of Directors in the ordinary course of business.

     "Total Assets" means, at any date of determination, the total consolidated assets of Neenah and its Restricted Subsidiaries, as set forth on the Neenah's then most recent consolidated balance sheet.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two

Business Days prior to the date fixed for redemption of the exchange notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life to Stated Maturity of the exchange notes.

     However, if the Average Life to Stated Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation, calculated to the nearest one-twelfth of a year, from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the exchange notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the trustee assigned by the trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means

     (1) any of our Subsidiaries that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and

     (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any of our Subsidiaries, including any newly acquired or newly formed Subsidiary, to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, Neenah or any other Restricted Subsidiary of Neenah that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either

        (A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or

        (B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled "Limitation on Restricted Payments."

     The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation

     (x) Neenah could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "Limitation on Indebtedness" and

     (y) no Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality of the United States of America) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders) is owned by Neenah or another Wholly Owned Subsidiary (including shares held of record by a nominee for the benefit of Neenah or another Wholly Owned Subsidiary).

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

                                 EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their notes pursuant to the exchange offer. However, notes may be tendered only in integral multiples of $1,000.

     The form and terms of the exchange notes are the same as the form and terms of the notes except that:

     (1) the exchange notes have been registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer thereof; and

     (2) the holders of the exchange notes will not be entitled to rights under the registration rights agreement. These rights include the provisions for an increase in the interest rate on the notes in some circumstances relating to the timing of the exchange offer. All of these rights will terminate when the exchange offer is terminated. The exchange notes will evidence the same debt as the notes. Holders of exchange notes will be entitled to the benefits of the indenture.

     As of the date of this prospectus, $87.0 million aggregate principal amount of notes was outstanding. We have fixed the close of business on May 19, 1999 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

     We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     We shall be deemed to have accepted validly tendered notes when, as and if we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from the issuers.

     If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder as promptly as practicable after the expiration date.

     Holders who tender notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of notes. We will pay all charges and expenses, other than transfer taxes in some circumstances, in connection with the exchange offer as described under the subheading "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "expiration date" shall mean 5:00 p.m., New York City time, on June 21, 1999, unless we extend the exchange offer. In that case, the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. Notwithstanding the foregoing, we will not extend the expiration date beyond June 28, 1999.

     In order to extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

     (1) notify the exchange agent of any extension by oral or written notice and

     (2) mail to the registered holders an announcement of any extension.

     We reserve the right, in our sole discretion,

     (1) if any of the conditions set forth below under the heading "Conditions" shall not have been satisfied,

        (A) to delay accepting any notes,

        (B) to extend the exchange offer or

        (C) to terminate the exchange offer, or

     (2) to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of delay to the registered holders. We will give oral or written notice of any delay, extension or termination to the exchange agent.

INTEREST ON THE EXCHANGE NOTES

     The exchange notes will bear interest from their date of issuance. Holders of notes that are accepted for exchange will receive, in cash, accrued interest on the exchange notes to, but not including, the date of issuance of the exchange notes. We will make the first interest payment on the exchange notes on June 1, 1999. Interest on the notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

     Interest on the exchange notes is payable semi-annually on each May 1 and November 1, commencing on May 1, 1999.

PROCEDURES FOR TENDERING OLD NOTES

     Only a holder of notes may tender notes in the exchange offer. To tender in the exchange offer, a holder must

     - complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal,

     - have the signatures guaranteed if required by the letter of transmittal, and

     - mail or otherwise deliver the letter of transmittal or such facsimile, together with the notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

To tender notes effectively, the holder must complete the letter of transmittal and other required documents and the exchange agent must receive all the documents prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the expiration date.

     The tender by a holder and the acceptance of the tender by us will constitute agreement between the holder and us under the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

     THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should promptly instruct the registered holder to tender on the beneficial owner's behalf. See "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner" included with the letter of transmittal.

     An institution that is a member firm of the Medallion system must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the notes are tendered:

     (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

     (2) for the account of member firm of the Medallion system.

     If the letter of transmittal is signed by a person other than the registered holder of any notes listed in that letter of transmittal, the notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder's name appears on the notes. An institution that is a member firm of the Medallion System must guarantee the signature.

     Trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity should indicate their capacities when signing the letter of transmittal or any notes or bond powers. Evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the notes at the book-entry transfer facility, The Depository Trust Company, for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in The Depository Trust Company's system may make book-entry delivery of notes. To do so, the financial institution should cause the book-entry transfer facility to transfer the notes into the exchange agent's account with respect to the notes following the book-entry transfer facility's procedures for transfer. Delivery of the notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility. However, the holder must transmit and the exchange agent must receive or confirm an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

     The Depositary and The Depository Trust Company have confirmed that the exchange offer is eligible for The Depository Trust Company Automated Tender Offer Program. Accordingly, The Depository Trust Company participants may electronically transmit their acceptance of the exchange offer by causing The Depository Trust Company to transfer notes to the depositary in accordance with The Depository Trust Company's Automated Tender Offer Program procedures for transfer. The Depository Trust Company will then send an "agent's message" to the Depositary.

     The term "agent's message" means a message transmitted by The Depository Trust Company, received by the Depositary and forming part of the confirmation of a book-entry transfer, which states that

     (1) The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering notes subject of the book-entry confirmation,

     (2) the participant has received and agrees to be bound by the terms of the letter of transmittal and

     (3) we may enforce such agreement against such participant.

In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by The Depository Trust Company and received by the Depositary, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

     Notwithstanding the foregoing, in order to validly tender in the exchange offer with respect to securities transferred through the Automated Tender Offer Program, a The Depository Trust Company participant using Automated Tender Offer Program must also properly complete and duly execute the applicable letter of transmittal and deliver it to the Depositary.

     By the authority granted by The Depository Trust Company, any The Depository Trust Company participant which has notes credited to its The Depository Trust Company account at any time (and held of record by The Depository Trust Company's nominee) may directly provide a tender as though it were the registered holder by completing, executing and delivering the applicable letter of transmittal to the Depositary. DELIVERY OF DOCUMENTS TO THE DEPOSITORY TRUST COMPANY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     All questions as to the

     - validity,

     - form,

     - eligibility (including time of receipt),

     - acceptance of tendered notes and

     - withdrawal of tendered notes

will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all notes not properly tendered. We reserve the absolute right to reject any notes which would be unlawful if accepted, in the opinion of our counsel. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. We intend to notify holders of defects or irregularities with respect to tenders of notes. However, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their notes and:

     (1) whose notes are not immediately available;

     (2) who cannot deliver their notes, the letter of transmittal or any other required documents to the exchange agent; or

     (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date may effect a tender if:

     (1) they tender through an institution that is a member firm of the Medallion system;

     (2) prior to the expiration date, the exchange agent receives from an institution that is a member firm of the Medallion system a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such notes and the principal amount of notes tendered, stating that the tender is being made and guaranteeing that, within five New York Stock Exchange trading days after the expiration date, the letter of transmittal (or facsimile thereof) together with the certificate(s) representing the notes (or a confirmation of book-entry transfer of such notes into the exchange agent's account at the book-entry transfer facility), and any other documents required by the letter of transmittal will be deposited by the firm with the exchange agent; and

     (3) the exchange agent receives

        (A) such properly completed and executed letter of transmittal (of facsimile thereof),

        (B) the certificate(s) representing all tendered notes in proper form for transfer (or a confirmation of book-entry transfer of such notes into the exchange agent's account at the book-entry transfer facility), and

        (C) all other documents required by the letter of transmittal upon five New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, we will send a notice of guaranteed delivery to holders who wish to tender their notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, holders may withdraw tenders of notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of notes in the exchange offer, the exchange agent must receive a telegram, telex, letter or facsimile transmission notice of withdrawal at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

     (1) specify the name of the person having deposited the notes to be withdrawn;

     (2) identify the notes to be withdrawn (including the certificate number(s) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited);

     (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the notes register the transfer of notes into the name of the person withdrawing the tender; and

     (4) specify the name in which any notes are to be registered, if different from that of the person who deposited the notes.

     We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices. Our determination shall be final and binding on all parties. We will not deem notes so withdrawn to have been validly tendered for purposes of the exchange offer. We will not issue exchange notes for withdrawn notes unless you validly retender the withdrawn notes. We will return any notes which have been tendered but which are not accepted for exchange to the holder of the notes at our cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn notes by following one of the procedures described above under the heading "Procedures for Tendering Old Notes" at any time prior to the expiration date.

CONDITIONS

     Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or exchange exchange notes for, any notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the notes, if:

     (1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any development has occurred in any existing action or proceeding which may be harmful to us or any of our subsidiaries; or

     (2) any law, statute, rule, regulation or interpretation by the staff of the Securities and Exchange Commission is proposed, adopted or enacted, which, in our sole judgment, might impair our ability to proceed with the exchange offer or impair the contemplated benefits of the exchange offer to us; or

     (3) any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

     If we determine in our sole discretion that any of the conditions are not satisfied, we may:

     (1) refuse to accept any notes and return all tendered notes to the tendering holders;

     (2) extend the exchange offer and retain all notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw their notes; or

     (3) waive such unsatisfied conditions of the exchange offer and accept all properly tendered notes which have not been withdrawn.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the exchange agent for the exchange offer. You should direct all

     - executed letters of transmittal,

     - questions,

     - requests for assistance,

     - requests for additional copies of this prospectus or of the letter of transmittal and

     - requests for Notices of Guaranteed Delivery

to the exchange agent addressed as follows:

   By Overnight Courier and                By Hand:                    By Registered or
    by Hand after 4:30 pm            United States Trust               Certified Mail:
   on the Expiration Date:           Company of New York             United States Trust
     United States Trust          111 Broadway, Lower Level          Company of New York
     Company of New York           New York, New York 10006              P.O. Box 844
   770 Broadway, 13th Floor     Attn: Corporate Trust Services          Cooper Station
   New York, New York 10003             Via Facsimile:          New York, New York 10276-0844
       Attn: Corporate                  (212) 780-0592                 Attn: Corporate
        Trust Services          Attn: Corporate Trust Services          Trust Services
                                    Confirm by Telephone:
                                        (800) 548-6565

     DELIVERY OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID
DELIVERY.

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. We are mailing the principal solicitation. However, our officers and regular employees and those of our affiliates may make additional solicitation by telegraph, telecopy, telephone or in person.

     We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services. We will reimburse the exchange agent for its reasonable out-of-pocket expenses.

     We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

     The exchange notes will be recorded at the same carrying value as the notes. The carrying value is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on that transfer.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF EXCHANGE NOTES

     The notes that are not exchanged for exchange notes under the exchange offer will remain restricted securities. Accordingly, those notes may be resold only:

     (1) to us (upon redemption of the notes or otherwise);

     (2) so long as the notes are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer according to Rule 144A under the Securities Act of 1933 or pursuant to another exemption from the registration requirements of the Securities Act of 1933, based upon an opinion of counsel reasonably acceptable to us;

     (3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act of 1933; or

     (4) under an effective registration statement under the Securities Act of 1933 in each case in accordance with any applicable securities laws of any state of the United States.

RESALES OF THE EXCHANGE NOTES

     Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act of 1933 and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is our "affiliate" within the meaning of Rule 405 under the Securities Act of 1933) who receives exchange notes in exchange for notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with any person to participate in the distribution of the exchange notes. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in the no-action letters or any similar interpretive letters. A holder who acquires exchange notes in order to distribute them must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for notes as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion, including the opinion of counsel described below, is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. The Internal Revenue Service may take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the following statements and conditions. Any changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Some holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. We recommend that each holder consult his own tax advisor as to the particular tax consequences of exchanging such holder's old notes for exchange notes, including the applicability and effect of any state, local or foreign tax laws.

     Kirkland & Ellis, counsel to Neenah, has advised us that in its opinion, the exchange of the old notes for exchange notes pursuant to the exchange offer will not be treated as an "exchange" for federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the old notes. Rather, the exchange notes received by a holder will be treated as a continuation of the old notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging old notes for exchange notes pursuant to the exchange offer.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes.

     This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for series E notes if the series E senior subordinated notes were acquired as a result of market-making activities or other trading activities.

     We and our guarantor subsidiaries have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 180 days after the expiration date. In addition, until August 19, 1999, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

     Neither we nor our guarantor subsidiaries will receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts under the exchange offer may be sold from time to time in one or more transactions

     - in the over-the-counter market,

     - in negotiated transactions,

     - through the writing of options on the exchange notes or a combination of such methods of resale,

     - at market prices prevailing at the time of resale,

     - at prices related to such prevailing market prices or

     - at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. An "underwriter" within the meaning of the Securities Act of 1933 includes

     (1) any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer or

     (2) any broker or dealer that participates in a distribution of such exchange notes.

Any profit on any resale of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933.

     Based on interpretations by the staff of the Securities and Exchange Commission set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes will be allowed to resell the exchange notes to the public without further registration under the Securities Act of 1933 and without delivering to the purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act of 1933. The holder (other than a person that is an "affiliate" of Neenah within the meaning of Rule 405 under the Securities Act of 1933) who receives exchange notes in exchange for old notes in the ordinary course of business and who is not participating, need not intend to participate or have an arrangement or understanding with person to participate in the distribution of the exchange notes.

     However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, the holder cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in such no-action letters or any similar interpretive letters. The holder must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. A secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act of 1933, unless an exemption from registration is otherwise available.

     Further, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by such participating broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of any exchange notes. We and each of our guarantor subsidiaries have agreed, for a period of not less than 180 days from the consummation of the exchange offer, to make this prospectus available to any broker-dealer for use in connection with any such resale.

     For a period of not less than 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We and each of our guarantor subsidiaries have jointly and severally agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the series E senior subordinated notes, other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the series E senior subordinated notes against liabilities under the Securities Act of 1933, including any broker-dealers.

                                 LEGAL MATTERS

     Kirkland & Ellis, New York, New York will issue an opinion for Neenah and the guarantor subsidiaries with respect to the issuance of the exchange notes offered hereby, including

     (1) the existence and good standing of Neenah under its state of incorporation,

     (2) the authorization of the sale and issuance of the exchange notes by Neenah and

     (3) the enforceability of the exchange notes.

                                    EXPERTS

     The consolidated financial statements of Neenah at March 31, 1996 and 1997 and at September 30, 1997 and 1998, and for the years ended March 31, 1996 and 1997, the one month ended April 30, 1997, the five months ended September 30, 1997 and for the year ended September 30, 1998, incorporated by reference in this prospectus and in the registration statement, and the financial statement schedule incorporated by reference in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference in this Prospectus and in the registration statement, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Dalton Corporation, formerly known as The Dalton Foundries, Inc., as of January 3, 1998 and December 28, 1996 and for each of the three fiscal years in the period ended January 3, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Mercer Forge Corporation and Subsidiary as of November 30, 1997 and 1996, and for each of the years in the two year period ended November 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

     The following portions of documents filed by Neenah with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act in 1934 (File No. 333-28751) are incorporated herein by reference:

     (1) The consolidated financial statements, including the notes thereto and schedules filed therewith of Neenah and its predecessor company, and the independent auditors' reports thereon, filed as part of the Annual Report on Form 10-K for the fiscal year ended September 30, 1998;

     (2) The consolidated financial statements, including the notes thereto, of Mercer Forge Corporation and the independent auditors' report thereon contained in Item 7(a) "Financial Statements of Business Acquired" and the unaudited pro forma condensed consolidated financial statements, including the notes thereto, of Neenah contained in Item 7(b) "Pro Forma Financial Information," contained in Item 7 "Financial Statements, Pro Forma Financial Information and Exhibits" of the Current Reports on Form 8-K/A dated June 12, 1998 and November 5, 1998;

     (3) The consolidated financial statements, including the notes thereto, of Dalton Corporation and the report of independent accountants thereon contained in Item 7(a) "Financial Statements of Business Acquired" and the unaudited pro forma condensed consolidated financial statements, including the notes thereto, of Neenah contained in Item 7(b) "Pro Forma Financial Information," contained in Item 7 "Financial Statements, Pro Forma Financial Information and Exhibits" of the Current Reports on Form 8-K/A dated November 6, 1998, November 19, 1998, and November 23, 1998; and

     (4) The unaudited condensed consolidated financial statements, including the notes thereto of Neenah, filed as part of the Current Report on Form 10-Q for the three months ended December 31, 1998.

     All documents and reports filed by Neenah pursuant to the exchange act after the date of this prospectus will be deemed to be incorporated by reference in this prospectus and to be a part hereof from the dates of filing such documents or reports.

     Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom a copy of this prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the other documents incorporated herein by reference and not delivered herewith, except the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests for such documents should be directed to the attention of our Secretary at (920) 725-7000.

     The reports and other information, including the annual, quarterly and current reports incorporated herein by reference and filed by us with the Securities and Exchange Commission should also be available for inspection at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies should be obtainable by mail, upon payment of the Securities and Exchange Commission's customary charges, by writing to the Securities and Exchange Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Securities and Exchange Commission also maintains an internet website at http://www.sec.gov that contains reports and other information.

                             AVAILABLE INFORMATION

     We and our guarantor subsidiaries have filed with the Securities and Exchange Commission a Registration Statement on Form S-4, the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, and the rules and regulations promulgated thereunder, covering the exchange notes being offered. This prospectus does not contain all the information set forth in the exchange offer registration statement. For further information with respect to Neenah, the guarantor subsidiaries and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the exchange offer registration statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The exchange offer registration statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Securities and Exchange Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of such Web site is: http://www.sec.gov.

     We are currently subject to the informational requirements of the Securities Act of 1933, and in accordance therewith will be required to file periodic reports and other information with the Securities and Exchange Commission. Our obligation to file periodic reports and other information with the Securities and Exchange Commission will be suspended if the exchange notes are held of record by fewer than 300 holders as of the beginning of our fiscal year other than the fiscal year in which the exchange offer registration statement is declared effective.

     We will nevertheless be required to continue to file reports with the Securities and Exchange Commission if the exchange notes are listed on a national securities exchange. In the event we cease to be subject to the informational requirements of the Securities Exchange Act of 1934, we will be required under the indenture to continue to file with the Securities and Exchange Commission the annual and quarterly reports, information, documents or other reports, including, without limitation, reports on Forms 10-K, 10-Q and 8-K, which would be required pursuant to the informational requirements of the Securities Exchange Act of 1934.

     Under the indenture, we shall file with the trustee annual, quarterly and other reports after it files such reports with the Securities and Exchange Commission. Annual reports delivered to the trustee and the holders of exchange notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. We will also furnish such other reports as may be required by law.

     Information contained in this prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other similar terminology, or by discussions of strategy. Our actual results could differ materially from those anticipated by any such forward-looking statements as a result of factors set forth under the "Risk Factors" beginning on page 9 and elsewhere in this prospectus.
                            ------------------------

            INDEX TO THE FINANCIAL STATEMENTS FOR DALTON CORPORATION

Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets for January 3, 1998 and December
  28, 1996..................................................  F-3
Consolidated Statements of Income for the years ended
  January 3, 1998, December 28, 1996 and December 30,
  1995......................................................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended January 3, 1998, December 28, 1996 and
  December 30, 1995.........................................  F-5
Consolidated Statements of Cash Flows for the years ended
  January 3, 1998, December 28, 1996 and December 30,
  1995......................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
Dalton Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Dalton Corporation (formerly known as The Dalton Foundries, Inc.) and its subsidiaries at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PRICEWATERHOUSECOOPERS LLP
                                          --------------------------------------
                                                PricewaterhouseCoopers LLP

Indianapolis, Indiana
March 6, 1998, except as to
  Note 13, which is as of September 8, 1998

                          CONSOLIDATED BALANCE SHEETS

                                                               JANUARY 3,     DECEMBER 28,
                                                                  1998            1996
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    184,097    $    167,377
  Accounts receivable, trade, net of allowance for doubtful
     accounts of $150,000 in each year (Note 6).............    19,907,606      19,203,346
  Accounts receivable from affiliate (Note 5)...............            --       1,887,391
  Income taxes receivable (Notes 1 and 7)...................       219,361         702,971
  Inventories (Notes 1, 3 and 6)............................    13,065,647      13,304,238
  Prepaid expenses and other assets.........................     2,031,280       1,208,056
  Current deferred taxes (Notes 1 and 7)....................       922,238         737,416
                                                              ------------    ------------
     Total current assets...................................    36,330,229      37,210,795
                                                              ------------    ------------
Property, plant and equipment, net (Notes 1, 4 and 6).......    34,637,663      30,592,885
Cash value of life insurance................................     1,759,410       1,577,954
Other assets................................................     1,473,183       1,323,636
Investment in and advances to affiliate (Note 5)............            --         925,894
                                                              ------------    ------------
     Total assets...........................................  $ 74,200,485    $ 71,631,164
                                                              ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations and notes payable
     (Notes 6 and 13).......................................  $    202,847    $  1,060,922
  Trade accounts payable....................................     9,742,856       7,811,748
  Salaries and wages........................................     3,481,816       3,472,222
  Group medical insurance...................................       931,900         821,313
  Taxes, other than income taxes............................       605,757         480,298
  Retirement benefits and deferred compensation (Note 8)....       818,103         339,596
  Accrued ESOP contribution (Note 8)........................     1,006,568              --
  Other.....................................................       804,197       1,087,954
                                                              ------------    ------------
     Total current liabilities..............................    17,594,044      15,074,053
                                                              ============    ============
Long-term obligations and notes payable (Notes 6 and 13)....    41,238,089      27,054,830
Long-term retirement benefits and deferred compensation
  (Note 8)..................................................     2,752,499       3,278,630
Long-term deferred income taxes (Notes 1 and 7).............     1,362,753       1,233,270
Commitments and contingencies (Notes 11 and 13)
Stockholders' equity:
  Common stock -- no par value, 8,750,000 shares authorized,
     4,801,750 shares issued (Notes 11, 12 and 13)..........       350,000         350,000
  Paid in capital...........................................    11,384,837      11,384,837
  Retained earnings.........................................    38,211,260      36,449,277
  Treasury stock, 2,430,407 and 1,889,573 shares at cost
     (Notes 11 and 12)......................................   (38,445,695)    (22,723,640)
  Minimum pension liability adjustment, net of tax (Note
     8).....................................................      (247,302)       (470,093)
                                                              ------------    ------------
     Total stockholders' equity.............................    11,253,100      24,990,381
                                                              ------------    ------------
     Total liabilities and stockholders' equity.............  $ 74,200,485    $ 71,631,164
                                                              ============    ============

         The accompanying notes are an integral part of this statement.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           FOR THE YEARS ENDED
                                               --------------------------------------------
                                                JANUARY 3,     DECEMBER 28,    DECEMBER 30,
                                                   1998            1996            1995
                                               ------------    ------------    ------------
Net sales....................................  $172,107,096    $154,506,085    $146,007,312
Cost of goods sold...........................   158,906,460     136,523,283     124,393,208
                                               ------------    ------------    ------------
     Gross profit............................    13,200,636      17,982,802      21,614,104
                                               ------------    ------------    ------------
Expenses:
  Selling....................................     2,745,837       2,803,663       2,137,483
  General and administrative.................     3,986,329       4,403,056       4,307,217
                                               ------------    ------------    ------------
     Operating profit........................     6,468,470      10,776,083      15,169,404
Other income (expense):
  Interest expense...........................    (2,958,124)     (1,798,819)     (1,057,600)
  Other income (expense), net................      (196,281)        242,474        (230,880)
                                               ------------    ------------    ------------
     Pretax income from operations...........     3,314,065       9,219,738      13,880,924
Provision for income taxes...................     1,017,480       3,553,628       5,319,000
                                               ------------    ------------    ------------
Income from operations.......................     2,296,585       5,666,110       8,561,924
Equity income (loss) from Stryker (Note 5)...            --           8,099         (42,728)
                                               ------------    ------------    ------------
Net income...................................  $  2,296,585    $  5,674,209    $  8,519,196
                                               ============    ============    ============

         The accompanying notes are an integral part of this statement.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           NUMBER OF SHARES
                                     ----------------------------
                                          COMMON
                                          STOCK         TREASURY     COMMON      PAID IN      RETAINED       TREASURY
                                       OUTSTANDING        STOCK      STOCK       CAPITAL      EARNINGS        STOCK
                                     ----------------   ---------   --------   -----------   -----------   ------------
JANUARY 1, 1995....................     3,582,950       1,218,800   $350,000   $10,079,926   $23,455,420   $ (5,720,129)
Net income.........................                                                            8,519,196
Purchase of treasury stock.........      (298,460)        298,460                                            (6,292,705)
Cash dividends of $.18 per share...                                                             (599,501)
Change in minimum pension liability
  adjustment.......................
Contribution of treasury stock to
  ESOP.............................        18,685         (18,685)                 429,179                       48,638
Reduction in loan to ESOP..........
                                        ---------       ---------   --------   -----------   -----------   ------------
DECEMBER 30, 1995..................     3,303,175       1,498,575    350,000    10,509,105    31,375,115    (11,964,196)
Net income.........................                                                            5,674,209
Purchase of treasury stock.........      (424,086)        424,086                                           (10,845,579)
Cash dividends of $.18 per share...                                                             (600,047)
Change in minimum pension liability
  adjustment.......................
Contribution of treasury stock to
  ESOP.............................        33,088         (33,088)                 875,732                       86,135
                                        ---------       ---------   --------   -----------   -----------   ------------
DECEMBER 28, 1996..................     2,912,177       1,889,573    350,000    11,384,837    36,449,277    (22,723,640)
Net income.........................                                                            2,296,585
Purchase of treasury stock.........      (540,834)        540,834                                           (15,722,055)
Cash dividends of $.20 per share...                                                             (534,602)
Change in minimum pension liability
  adjustment.......................
                                        ---------       ---------   --------   -----------   -----------   ------------
JANUARY 3, 1998....................     2,371,343       2,430,407   $350,000   $11,384,837   $38,211,260   $(38,445,695)
                                        =========       =========   ========   ===========   ===========   ============


                                      MINIMUM
                                      PENSION                     TOTAL
                                     LIABILITY     LOAN TO    STOCKHOLDERS'
                                     ADJUSTMENT     ESOP         EQUITY
                                     ----------   ---------   -------------
JANUARY 1, 1995....................  $(340,523)   $(289,272)   $27,535,422
Net income.........................                              8,519,196
Purchase of treasury stock.........                             (6,292,705)
Cash dividends of $.18 per share...                               (599,501)
Change in minimum pension liability
  adjustment.......................    108,087                     108,087
Contribution of treasury stock to
  ESOP.............................                                477,817
Reduction in loan to ESOP..........                 289,272        289,272
                                     ---------    ---------    -----------
DECEMBER 30, 1995..................   (232,436)          --     30,037,588
Net income.........................                              5,674,209
Purchase of treasury stock.........                            (10,845,579)
Cash dividends of $.18 per share...                               (600,047)
Change in minimum pension liability
  adjustment.......................   (237,657)                   (237,657)
Contribution of treasury stock to
  ESOP.............................                                961,867
                                     ---------    ---------    -----------
DECEMBER 28, 1996..................   (470,093)          --     24,990,381
Net income.........................                              2,296,585
Purchase of treasury stock.........                            (15,722,055)
Cash dividends of $.20 per share...                               (534,602)
Change in minimum pension liability
  adjustment.......................    222,791                     222,791
                                     ---------    ---------    -----------
JANUARY 3, 1998....................  $(247,302)   $      --    $11,253,100
                                     =========    =========    ===========

         The accompanying notes are an integral part of this statement.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED
                                                  JANUARY 3,        DECEMBER 28,        DECEMBER 30,
                                                     1998               1996                1995
                                                 ------------    -------------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................  $  2,296,585       $  5,674,209        $ 8,519,196
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation expense.........................     6,659,295          5,551,810          5,084,829
  Equity (income) loss from Stryker............            --             (8,099)            42,728
  Contribution of treasury stock to ESOP.......            --            961,867            477,817
  Loss (gain) on disposal of property, plant
     and equipment.............................       191,091            (33,049)            52,664
  Change in, excluding effects of acquisitions:
     Accounts receivable, trade and other......     2,989,447         (1,947,507)        (4,278,637)
     Inventories...............................       571,246         (2,627,894)            (8,116)
     Accounts payable, trade and accrued
       liabilities.............................     1,055,552            585,925         (3,688,036)
     Deferred taxes............................      (339,224)           486,673           (278,696)
     Other.....................................    (1,138,550)           (30,525)          (518,271)
                                                 ------------       ------------        -----------
     Total adjustments.........................     9,988,857          2,939,201         (3,113,718)
                                                 ------------       ------------        -----------
  Net cash provided by operating activities....    12,285,442          8,613,410          5,405,478
                                                 ------------       ------------        -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment,
  excluding effects of acquisitions............    (6,706,277)        (6,594,714)        (7,439,097)
Proceeds from sale of property, plant and
  equipment....................................         5,919                 --              8,250
Acquisition of Stryker, net of cash assumed....      (200,000)                --                 --
Cash assumed in acquisition of Ashland.........            --                 --             44,382
                                                 ------------       ------------        -----------
  Net cash used in investing activities........    (6,900,358)        (6,594,714)        (7,386,465)
                                                 ------------       ------------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings under revolving loan............      (131,000)        10,128,243          7,393,757
Borrowing of long-term debt....................    11,019,293                 --          8,000,000
Repayment of long-term obligations.............            --         (1,084,130)        (6,262,184)
Dividends paid.................................      (534,602)          (600,047)          (599,501)
Purchase of treasury stock.....................   (15,722,055)       (10,845,579)        (6,292,705)
                                                 ------------       ------------        -----------
  Net cash (used in) provided by financing
     activities................................    (5,368,364)        (2,401,513)         2,239,367
                                                 ------------       ------------        -----------
Increase (decrease) in cash and cash
  equivalents..................................        16,720           (382,817)           258,380
Cash and cash equivalents at beginning of
  period.......................................       167,377            550,194            291,814
                                                 ------------       ------------        -----------
Cash and cash equivalents at end of period.....  $    184,097       $    167,377        $   550,194
                                                 ============       ============        ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Cash paid for interest.........................  $  2,985,453       $  1,831,683        $   829,457
Cash paid for income taxes.....................  $  1,192,614       $  3,005,000        $ 6,126,557

         The accompanying notes are an integral part of this statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Dalton Corporation (formerly known as The Dalton Foundries, Inc., the Company or Dalton) and its wholly-owned subsidiaries, Warsaw Manufacturing Facility (Warsaw), Kendallville Manufacturing Facility (formerly known as Newnam Manufacturing, Inc., Kendallville), Ashland Manufacturing Facility (formerly known as Ashland Castings Corporation, Ashland) and Stryker Machining Facility (formerly known as Economy North, Stryker -- see Note 5). All intercompany accounts and transactions have been eliminated.

     Prior to January 2, 1998, the Company was majority owned by an employee stock ownership plan (ESOP, see Note 8), with 4.8% of the shares held outside of the ESOP, primarily by certain key executives and officers of the Company. Effective January 2, 1998, the Company repurchased all shares held outside of the ESOP at the market value of the Company's stock as of December 28, 1996 (Note 8), for a total purchase price of $3,492,935. As a result, effective January 3, 1998 the Company is 100% owned by the ESOP.

     DESCRIPTION OF BUSINESS. The Company manufactures and sells grey iron castings, primarily to the refrigeration, heavy equipment and automotive industries. The Company operates foundries in Warsaw and Kendallville, Indiana and Ashland, Ohio and a machining facility in Stryker, Ohio. The Company has no foreign operations and direct export sales are not significant.

     USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FISCAL YEAR. The Company's fiscal year ends on the Saturday nearest December 31. Included in these financial statements are the fiscal years ended January 3, 1998 (1997 -- 53 weeks), December 28, 1996 (1996 -- 52 weeks), and
December 30, 1995 (1995 -- 52 weeks).

     CASH FLOWS. For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments with a maturity of three months or less at date of purchase to be cash and cash equivalents.

     INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 67% of the Company's inventories. Inventories not valued on LIFO are valued on the first-in, first-out (FIFO) method.

     REVENUE RECOGNITION. Revenues from product sales are recognized at the time of shipment to the customer.

     PROPERTY, PLANT AND EQUIPMENT. Properties are stated at cost. Maintenance and minor repairs are expensed as incurred. Depreciation for financial reporting purposes is determined using the straight-line method over the estimated useful lives of the assets. The estimated lives are 7 to 8 years for land improvements, 7 to 20 years for buildings and improvements, and 2 to 10 years for machinery and equipment. When property is retired from service or otherwise disposed of, the cost and related amount of accumulated depreciation are eliminated from the asset and reserve accounts, with the resulting gain or loss recognized in income.

     INCOME TAXES. The Company records income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting carrying values of assets and liabilities and the income tax carrying amounts.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of all financial instruments where the face value differs from the fair value are estimated based upon the use of current rates available for similar financial instruments. If fair value accounting had been used at January 3, 1998 instead of the historic basis of accounting used in the financial statements, long-term debt would be reduced from the reported level by approximately $600,000.

2.  ACQUISITION OF ASHLAND MANUFACTURING FACILITY

     On July 1, 1995 the net assets of Ashland were acquired by Dalton. At the time of the acquisition, the fair value of the assets exceeded the fair value of the liabilities by $1,887,000. The basis of long-term assets, primarily machinery and equipment, was reduced by this excess. The purchase agreement requires that Dalton pay the seller, as purchase price consideration, the lesser of 50% of Ashland's cumulative net income earned through December 31, 2001 or $7,000,000. Dalton has made no payments to the seller since the date of acquisition.

     This transaction was recorded as a purchase of assets in accordance with Accounting Principles Board Opinion No. 16 (APB 16), "Business Combinations". The results of Ashland subsequent to July 1, 1995 have been included in these financial statements. These results reflect cumulative net losses of $7,724,338.

3.  INVENTORIES

     Inventories consist of the following:

                                                         JANUARY 3,     DECEMBER 28,
                                                            1998            1996
                                                         -----------    ------------
Raw materials and supplies.............................  $ 1,651,054    $ 1,342,007
In process and finished goods..........................    8,434,856      8,754,406
Factory supplies.......................................    2,979,737      3,207,825
                                                         -----------    -----------
          Total inventories............................  $13,065,647    $13,304,238
                                                         ===========    ===========

     If the FIFO method of accounting had been used for all inventories, inventories would have increased by $1,165,699 at January 3, 1998 and $542,909 at December 28, 1996.

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                         JANUARY 3,     DECEMBER 28,
                                                            1998            1996
                                                         -----------    ------------
Land and improvements..................................  $ 1,777,812    $ 1,709,710
Buildings and improvements.............................   10,157,540      7,813,421
Machinery and equipment................................   59,361,016     51,947,021
                                                         -----------    -----------
                                                          71,296,368     61,470,152
Accumulated depreciation...............................  (37,874,273)   (32,244,594)
                                                         -----------    -----------
                                                          33,422,095     29,225,558
Construction in progress...............................    1,215,568      1,367,327
                                                         -----------    -----------
Net property, plant and equipment......................  $34,637,663    $30,592,885
                                                         ===========    ===========

5.  STRYKER MACHINING FACILITY

     Prior to January 2, 1997, the Company owned a 50% interest in Stryker. Stryker machines castings produced by Kendallville and sells the finished castings primarily within the automotive industry. This investment was accounted for using the equity method of accounting.

     Effective January 2, 1997, the Company purchased from its joint venture partner the remaining 50% interest in Stryker, for a purchase price of $1,000,000, $200,000 payable in cash and the balance in the form of an interest-free installment note payable in equal annual payments over a five year period. Based upon its non-cash nature, the installment note payable has not been reflected within the Statements of Cash Flows. The net present value of the purchase price approximated the book value of the remaining 50% interest. This transaction was accounted for as a purchase transaction in accordance with APB 16.

     Sales of castings to Stryker were $5,503,725 in 1996 and $5,584,428 in 1995. Management fees charged to Stryker were $12,000 in 1996 and 1995. All such amounts in 1997 have been eliminated as the results of Stryker have been consolidated with the Company subsequent to the purchase of the remaining 50% ownership interest.

     A summary of Stryker's financial information for 1996 and 1995 is as follows:

                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1996          1995
                                                            ----------    ----------
Cash......................................................  $   57,588    $   98,573
Trade accounts receivable.................................   1,223,954     1,108,272
Inventories...............................................     332,655       294,074
Other assets..............................................     188,245        75,033
Property and equipment, net...............................   4,228,721     4,694,814
                                                            ----------    ----------
     Total assets.........................................  $6,031,163    $6,270,766
                                                            ==========    ==========
Accounts payable to Kendallville..........................  $1,887,391    $1,512,952
Advances payable to Kendallville..........................      31,583        31,583
Other current liabilities.................................     785,735       807,372
Long-term obligations.....................................   1,537,832     2,146,435
Stockholders' equity......................................   1,788,622     1,772,424
                                                            ----------    ----------
     Total liabilities and stockholders' equity...........  $6,031,163    $6,270,766
                                                            ==========    ==========

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                            ------------------------
                                                               1996          1995
                                                            ----------    ----------
Net sales.................................................  $9,191,675    $9,004,353
                                                            ==========    ==========
Net income (loss).........................................  $   16,197    $  (85,455)
                                                            ==========    ==========

6.  LONG-TERM OBLIGATIONS AND NOTES PAYABLE

     Long-term obligations and notes payable consist of the following:

                                                         JANUARY 3,     DECEMBER 28,
                                                            1998            1996
                                                         -----------    ------------
Revolving and reducing line of credit..................  $20,000,000    $ 7,000,000
Revolving line of credit...............................   20,691,000     20,822,000
Capital lease obligations, 10%.........................        2,847         60,922
Borrowings against cash value of insurance policies,
  5%...................................................      232,830        232,830
Notes payable..........................................      514,259             --
                                                         -----------    -----------
Total obligations and notes payable....................   41,440,936     28,115,752
Amounts due within one year............................     (202,847)    (1,060,922)
                                                         -----------    -----------
Long-term obligations and notes payable................  $41,238,089    $27,054,830
                                                         ===========    ===========

     The Company negotiated a number of modifications to its two primary outstanding debt obligations during the course of fiscal 1997. The commitment under the revolving and reducing line of credit was increased to $20,000,000, payable in annual installments beginning in May 1999, with a balloon payment in May 2002. The first annual installment due in May 1999 is $2,000,000, with annual installments due in May 2000 and 2001 of $2,670,000. The facility bears interest at a fixed rate of 8.56% for its entire term, with interest payable monthly.

     The commitment under the revolving line of credit was increased to $25,000,000 during the year. Interest on amounts outstanding under the facility are charged at a rate which floats with LIBOR and the Company's Tangible Net Worth Ratio, as defined in the loan agreement, and is payable monthly. The interest rate approximated 9.465% as of January 3, 1998. The revolving line of credit expires in May 1999, with a one-year renewal option if the Company maintains compliance with terms of the agreement and certain covenants. Amounts available under the revolving line of credit are also subject to a borrowing base computation based upon receivable and inventory balances. As of January 3, 1998, the borrowing base computation indicated available borrowings under the facility of $22,740,000.

     Each of the above debt obligations are secured by substantially all of the assets of the Company, including accounts receivable, inventories and property, plant and equipment. The obligations are jointly and severally guaranteed by the Company and all its subsidiaries. The Company is subject to certain covenants in relation to the above debt obligations, including the maintenance of a minimum level of Tangible Net Worth, a maximum ratio of Total Liabilities to Tangible Net Worth, and a minimum Debt Service ratio as defined in the loan agreements. As of January 3, 1998, the Company was not in compliance with certain of these covenants, which could effectively result in the obligations being callable on demand. See Note 13 for subsequent actions taken by the lenders with respect to such non-compliance.

     The outstanding notes payable of $514,259 at January 3, 1998 represents the present value of the remaining installments due in relation to the acquisition of Stryker (Note 5). Annual equal installments are due under the interest-free note through 2001.

     Scheduled payments under the Company's debt agreements as of January 3, 1998 are as follows:

1998..........................................  $   202,847
1999..........................................   22,841,996
2000..........................................    2,833,263
2001..........................................    2,670,000
2002..........................................   12,660,000
Thereafter....................................      232,830
                                                -----------
Total.........................................  $41,440,936
                                                ===========

7.  INCOME TAXES

     At January 3, 1998, deferred tax assets consist primarily of temporary differences associated with accruals such as pensions, deferred compensation liabilities, self-insurance reserves, employee benefits and environmental accruals, along with state operating loss carryforwards at Ashland. Deferred tax liabilities relate to temporary differences primarily associated with property, plant and equipment due to accelerated methods of depreciation for tax purposes. Components of the net deferred tax liability are as follows:

                                                         JANUARY 3,     DECEMBER 28,
                                                            1998            1996
                                                        ------------    ------------
Deferred tax assets...................................  $  4,045,405    $  3,349,762
Deferred tax liabilities..............................    (3,862,059)     (3,428,116)
                                                        ------------    ------------
                                                             183,346         (78,354)
Valuation allowances..................................      (623,861)       (417,500)
                                                        ------------    ------------
Net deferred tax liability............................  $   (440,515)   $   (495,854)
                                                        ============    ============

     A full valuation allowance has been recorded at January 3, 1998 and December 28, 1996 relating to the net state deferred tax assets at Ashland, including operating loss carryforwards. An operating loss carryforward of $14,115,000 is available for Ohio State tax purposes, with expiration dates in 2010 through 2012.

     The provision for income taxes consists of the following:

                                                1997          1996          1995
                                             ----------    ----------    ----------
Current income taxes:
  Federal..................................  $1,235,179    $1,797,665    $4,481,000
  State....................................     241,486     1,141,322     1,175,000
                                             ----------    ----------    ----------
Total current..............................   1,476,665     2,938,987     5,656,000
Deferred income taxes:
  Federal..................................    (394,379)      649,655      (303,000)
  State....................................     (64,806)      (35,014)      (34,000)
                                             ----------    ----------    ----------
Total deferred.............................    (459,185)      614,641      (337,000)
                                             ----------    ----------    ----------
Total provision for income taxes...........  $1,017,480    $3,553,628    $5,319,000
                                             ----------    ----------    ----------

     A reconciliation of the statutory Federal income tax rate to the effective income tax rate for each fiscal year is as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Federal income tax at statutory rate........................  34.0%   34.0%   34.0%
State income tax, net of Federal benefit....................   3.5     7.9     5.4
ESOP dividend...............................................  (5.5)   (2.2)   (1.5)
Other.......................................................  (1.3)   (1.2)    0.4
                                                              ----    ----    ----
Effective income tax rate...................................  30.7%   38.5%   38.3%
                                                              ====    ====    ====

     On March 2, 1998, the Company filed an election to be treated as an S-Corporation for income tax purposes effective January 4, 1998. As a result of this election, the Company will no longer be subject to Federal and state income taxes, other than potential taxes resulting from the disposal of assets within a ten-year period of the election or non-income based taxes. With this change in tax status, the deferred tax accounts and other income tax accounts of the Company will be adjusted in fiscal 1998 to take into account the new tax status of the Company, subject to the maintenance of certain tax liabilities associated with potential taxes due upon the disposition of assets subsequent to the effective date of the S-Corporation election.

8.  RETIREMENT BENEFITS AND DEFERRED COMPENSATION

     Accrued retirement benefits and deferred compensation consist of the following:

                                                           JANUARY 3,    DECEMBER 28,
                                                              1998           1996
                                                           ----------    ------------
Defined benefit plan.....................................  $1,578,197     $1,922,806
Supplemental benefits....................................   1,800,826      1,518,194
Defined contribution plans...............................     126,550        103,329
Multi-employer plan......................................      45,390         36,376
Other....................................................      19,639         37,521
                                                           ----------     ----------
                                                            3,570,602      3,618,226
Amounts to be paid within one year.......................    (818,103)      (339,596)
                                                           ----------     ----------
Long-term retirement benefits and
  deferred compensation..................................  $2,752,499     $3,278,630
                                                           ==========     ==========

     DEFINED BENEFIT PLAN. Substantially all of the Company's employees in the Warsaw bargaining units are covered by a non-contributory defined benefit pension plan. The plan provides benefits of stated amounts for each year of service.

     The Company's pension expense was determined in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The discount rate used was 7.25% for all fiscal years. The assumed long-term rate of return on assets was 7.50% for all fiscal years.

     Net pension expense consists of the following for each fiscal year:

                                                 1997         1996         1995
                                               ---------    ---------    ---------
Service cost -- benefits earned during the
  period.....................................  $ 389,411    $ 363,655    $ 313,182
Interest on projected benefit obligation.....    501,806      430,603      394,839
Amortization of transition liability.........     26,437       26,437       26,437
Amortization of prior service cost...........     23,251       23,251       23,251
Actual return on plan assets.................   (820,660)    (418,620)    (664,568)
Unrecognized net gain........................    427,313       78,565      387,168
                                               ---------    ---------    ---------
Net pension expense..........................  $ 547,558    $ 503,891    $ 480,309
                                               =========    =========    =========

     The funded status of the Company's defined benefit pension plan and the net accrued pension liability recognized in the Company's consolidated Balance Sheet consists of the following:

                                                               1997          1996
                                                            ----------    ----------
Actuarial present value of benefit obligations:
  Vested..................................................  $7,272,722    $6,544,105
  Nonvested...............................................     457,705       519,208
                                                            ----------    ----------
Projected benefit obligation..............................   7,730,427     7,063,313
Plan assets at fair value.................................   6,152,230     5,140,507
                                                            ----------    ----------
Projected benefit obligation in excess of plan assets.....   1,578,197     1,922,806
Unrecognized prior service cost...........................    (209,263)     (232,514)
Unrecognized net liability at January 4, 1987 being
  recognized over 15 years................................    (105,760)     (132,197)
Unrecognized net gains....................................    (380,463)     (723,215)
Recorded additional minimum liability.....................     695,486     1,087,926
                                                            ----------    ----------
Accrued pension liability.................................  $1,578,197    $1,922,806
                                                            ==========    ==========

     The Company has recognized the amount of the projected benefit obligation in excess of plan assets as a liability in its financial statements. An intangible asset of $315,023 and $364,711 was recorded at January 3, 1998 and December 28, 1996 with the remaining $380,463 and $723,215 of the minimum liability recorded as a reduction of stockholders' equity, net of tax.

     SUPPLEMENTAL BENEFITS. The Company provides supplemental retirement benefits and death benefits for certain executives. As a method of funding a portion of the benefits under this plan, the Company purchased and is the beneficiary of life insurance policies with a cash value of $1,759,410 and a face value of $3,246,392 at January 3, 1998. Provisions for these benefits are charged to operations over the employees' expected terms of employment. Expense of the plan, net of the increase in cash value of life insurance policies, was $244,431 in 1997, $286,577 in 1996, and $253,763 in 1995.

     DEFINED CONTRIBUTION PLANS. The Company maintains defined contribution plans for substantially all non-union employees and Ashland union employees. Participants may contribute up to 10% of their compensation on a pretax basis. The Company may make contributions to the plans at its discretion. The expense associated with these plans was $126,550 in 1997, $103,329 in 1996, and $82,643 in 1995. Warsaw also has a defined contribution plan for the union employees. Participants may contribute up to 15% of their compensation on a pretax basis and an additional 10% on a posttax basis. The Company does not make contributions to the Plan.

     MULTI-EMPLOYER PLAN. Substantially all of Kendallville's hourly employees are covered by a union-sponsored multi-employer defined benefit pension plan. As long as the Company remains a participant in this plan, its obligation is satisfied by its defined contributions. Information is not available for the union-sponsored plan to permit Kendallville to determine its share of any unfunded vested benefits. Contributions to the Plan are established under a collective bargaining agreement and charges to operations related to this plan totaled $477,106 in 1997, $451,678 in 1996, and $391,623 in 1995.

     EMPLOYEE STOCK OWNERSHIP PLAN. All employees of the Corporate location and all non-union employees of the Company's Warsaw operation and Kendallville operation participate in the ESOP. Effective January 1, 1996, all non-union employees of the Ashland operation began participating in the ESOP. Effective January 1, 1997, all employees of the Stryker facility also began participating in the ESOP. The amount of the Company's annual contribution to the ESOP is at the discretion of the Board of Directors. The total contribution is allocated to participants based upon participant compensation. There is no outstanding debt under the ESOP and all shares have been released and allocated. Historically, the Company has funded a portion of its annual ESOP contribution with Company stock. The market value of the Company's stock, as determined by an independent appraiser, was $29.07 per share at December 28, 1996. There has been no updated appraisal of stock value as of January 3, 1998. During 1997 the Company funded its entire ESOP contribution with a cash contribution and in 1995 the contribution was partially funded by cash. The Company's ESOP contributions for each fiscal year were as follows:

                                                    1997         1996        1995
                                                 ----------    --------    --------
Contribution based on compensation.............  $1,006,568    $961,867    $847,308
                                                 ==========    ========    ========

9.  SIGNIFICANT CUSTOMERS

     The Company sells its products primarily to large industrial companies. During each fiscal year, two customers individually comprised more than 10% of sales. One customer comprised 17% of sales in 1997, and 20% of sales in 1996 and 1995, while the other customer comprised 12% of sales in 1997 and 1996, and 15% of sales in 1995. At January 3, 1998 these two customers and one additional customer collectively comprised 27% of trade accounts receivable. The Company generally does not require collateral as a basis for granting credit.

10.  LEASES

     The Company maintains several operating leases with terms in excess of one year. Minimum payments are approximately $320,000 in 1998, $200,000 in 1999 and are approximately $100,000 in each of the three years subsequent to 1999. Lease expense in fiscal 1997 was approximately $675,000 and was minimal in the other two fiscal years.

11.  COMMITMENTS AND CONTINGENCIES

     STOCK REPURCHASE OBLIGATION. When employees leave the Company they are required to put, and the Company is obligated to purchase, all of their Dalton common shares at an appraised price. The repurchase of these shares is generally paid in equal annual installments over a five year period as allowed under the ESOP. The Company is obligated to purchase approximately $23,560,770 of Company stock from employees who have terminated or retired prior to January 3, 1998. There has been no appraisal update for the 1997 year-end, therefore, this amount is based upon the appraised price of the stock as of December 28, 1996, and is subject to change based upon future appraised values.

     Repurchase commitments over the next five years, based upon the December 28, 1996 stock valuation, are as follows:

1998............................................  $6,268,384
1999............................................  $6,051,822
2000............................................  $6,051,822
2001............................................  $3,769,942
2002............................................  $1,418,800

     See Note 13 for subsequent events impacting the stock repurchase obligation.

     MEDICAL BENEFITS AND WORKERS' COMPENSATION. The Company is essentially self-insured with respect to medical benefits and maintains excess insurance coverage to limit its exposure. The Company is also self-insured for workers' compensation exposures at the Warsaw operation and maintains excess insurance coverage limiting its exposure to no more than $275,000 per accident. The Company pays all Warsaw claims below the insured level. The Company charges the expected ultimate costs of self-insured claims to income in the period the accident or illness occurs. At January 3, 1998 the Company had accrued $1,391,000 for reported and unreported medical and workers' compensation claims. Actual costs may be different than this estimate.

     ENVIRONMENTAL. The Company has been identified by the United States Environmental Protection Agency (EPA) as a Potentially Responsible Party (PRP) under Superfund legislation because industrial wastes were allegedly sent to two hazardous waste sites (Wayne Reclamation Superfund site and Lakeland Superfund site). Dalton has entered into a consent decree filed with the U.S. District Court for the Wayne Reclamation Superfund site. All involved parties have accepted the consent decree, and it is pending approval by the court. Dalton is one of 16 defendants at the Lakeland Superfund site. Dalton has been previously dismissed from the PRP list at this site; however, during 1997, the plaintiffs appealed the dismissal previously entered in Dalton's favor. During February 1998, the Company reached an agreement with the EPA to settle its obligation for the Lakeland Superfund site. The amount owed under the terms of the settlement approximates the accrued amount recorded at January 3, 1998.

     The Company is also in the process of closing an on-site surface impoundment. The amount accrued relative to this closure represents the estimated total clean up, monitoring and administrative costs associated with this closure. This project has been substantially completed as of January 3, 1998. The Company also operates an operating landfill at which on-going environmental monitoring costs will be incurred.

     Total accruals for environmental liabilities are $150,370 at January 3, 1998.

12.  COMMON STOCK SPLIT

     Effective August 1, 1996, the Board of Directors approved an increase in the number of authorized common shares to 8,750,000 and simultaneously declared a five-for-one stock split on the Company's common stock. All share and per share data included in this report reflect this stock split.

13.  SUBSEQUENT EVENTS

     On July 28, 1998, the Company had a fire at the Warsaw operation. There is no current estimate of damages, however, the Company is fully insured for property damage subject to a minimal deductible of $25,000. There were no reported personal injuries and the Company did not suffer significant business interruption as a result of the fire.

     On August 7, 1998, the Company entered into an agreement to sell all its operations to Neenah Foundry Company (Neenah) for a purchase price of $102,000,000, less amounts due under outstanding debt agreements and subject to certain other adjustments. The agreement was subject to shareholder and regulatory approval, which was received, and the transaction closed September 8, 1998. With consummation of the transaction, the ESOP was terminated, pending approval from the Internal Revenue Service, and all shares were acquired. Furthermore, certain "change in control" provisions of select benefit agreements may be activated as a result of the transaction.

     Effective August 14, 1998, the Company's primary lenders formally waived their rights with respect to certain covenant violations to accelerate payment of amounts outstanding under the bank term loan and the revolving loan through May 31, 1999, the scheduled expiration date of the revolving loan agreement. Based upon the waiver of compliance, the amounts outstanding under these loan agreements were classified as long-term within the Balance Sheet. With consummation of the sale transaction to Neenah on September 8, 1998, all outstanding debt obligations were paid in full from the sale proceeds.

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                                  $87,000,000

                           [NEENAH CORPORATION LOGO]

                       11 1/8% SENIOR SUBORDINATED NOTES
                                    DUE 2007

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                  MAY 19, 1999

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